EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

Ecolab Inc.,

ChampionX Holding Inc.,

Apergy Corporation,

and

Athena Merger Sub, Inc.

Dated as of December 18, 2019

Page

Article I

Description of Transactions

Article II

Representations and Warranties of Everest and Newco

i

(CONTINUED)

Page

Article III

Representations and Warranties of Athena and Merger Sub

Article IV

Certain Covenants of the Parties

(CONTINUED)

Page

Article V

Additional Covenants and Agreements of the Parties

Article VI

Conditions Precedent to Obligations of Athena and Merger Sub

Section 6.1 Accuracy of Representations	61
Section 6.2 Performance of Covenants	61
Section 6.3 Effectiveness of Registration Statements	61
Section 6.4 Athena Stockholder Approval	62
Section 6.5 Separation and Distribution	62
Section 6.6 Certificate	62
Section 6.7 No Newco Material Adverse Effect	62
Section 6.8 Governmental Approvals	62
Section 6.9 Listing	62
Section 6.10 No Restraints	62
Section 6.11 FIRPTA Matters	62

Article VII

Conditions Precedent to Obligation of Everest and Newco

(CONTINUED)

Page

Article VIII

Termination

Section 8.1 Termination	65
Section 8.2 Effect of Termination	67
Section 8.3 Fees and Expenses	67

Article IX

Miscellaneous Provisions

Schedules

Schedule 5.5(d) – Submitted Ruling Requests

Schedule 5.5(e) – Pending Ruling Requests

Schedule 5.8(b) – Procedure for designating Officers of Athena following the Closing

Schedule 6.8 – Additional Antitrust Consents

Schedule 7.6(b) – Matters to be covered in KPMG Tax Opinion

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Agreement and Plan of Merger and Reorganization (“Agreement”) is made and entered into as of December 18, 2019, by and among: (i) Ecolab Inc., a Delaware corporation (“Everest”); (ii) ChampionX Holding Inc., a Delaware corporation and a wholly owned subsidiary of Everest (“Newco”); (iii) Apergy Corporation, a Delaware corporation (“Athena”); and (iv) Athena Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Athena (“Merger Sub”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

W I T N E S S E T H:

WHEREAS, Everest is, directly and indirectly, engaged in the Newco Business;

WHEREAS, Everest has determined that it would be desirable to separate the Newco Business from Everest;

WHEREAS, Newco is a recently-formed, wholly owned direct subsidiary of Everest;

WHEREAS, concurrently with the execution of this Agreement, Everest, Newco and Athena are entering into the Distribution Agreement, pursuant to which and as more fully described in the Distribution Agreement, prior to the Effective Time, Everest will undertake the Internal Restructuring and, in connection therewith, effect the Newco Contribution, and, in exchange therefor, Newco shall (i) issue to Everest additional shares of Newco Common Stock and (ii) pay to Everest the Cash Payment, following which, prior to the Effective Time on the Closing Date, Everest and Newco will effect the Distribution;

WHEREAS, the respective boards of directors of Everest, Newco, Athena and Merger Sub have each approved and declared advisable this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into Newco immediately following the Distribution, on the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL (the “Merger”); and

WHEREAS, for U.S. federal income tax purposes (i) the Newco Contribution and Distribution, taken together, are intended to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, (ii) the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) each of this Agreement and the Distribution Agreement constitute “a plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and agreements contained herein, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

Article I

Description of Transactions

Section 1.1               The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into Newco. By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease and Newco shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2               Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

Section 1.3               Closing; Effective Time. Unless this Agreement shall have been terminated pursuant to Section 8.1, subject to the provisions of Articles VI and VII, the closing of the Merger and the consummation of the other transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., Central time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 155 N. Wacker Drive, Chicago, Illinois 60606, on a date and time to be designated jointly by Everest and Athena, which shall be no later than the second Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Articles VI and VII (other than the conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other date, time or place as Athena and Everest may mutually agree. The date on which the Closing actually takes place is referred to as the “Closing Date.” Subject to the provisions of this Agreement, a certificate of merger, with respect to the Merger, satisfying the applicable requirements of the DGCL shall be duly executed by Newco and concurrently with the Closing shall be filed by Newco with the Secretary of State of the State of Delaware. The Merger shall become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be designated jointly by Everest and Athena and specified in such certificate of merger (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

Section 1.4               Certificate of Incorporation and Bylaws; Directors and Officers.

(a)           At the Effective Time, the certificate of incorporation of Newco, as is effective immediately prior to the Effective Time, shall, by virtue of the Merger, be amended and restated in its entirety to read as set forth on Exhibit B hereto, and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Legal Requirement;

(b)           At the Effective Time, Athena shall take such action necessary to change the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, to be the bylaws of the Surviving Corporation, except as to the name of the Surviving Corporation, which shall be “ChampionX Holding Inc.”, until thereafter amended as provided by applicable Legal Requirement, the certificate of incorporation of the Surviving Corporation or such bylaws; and

(c)           The directors and officers of the Surviving Corporation from and after the Effective Time shall be the same individuals who are the directors and officers of Merger Sub immediately prior to the Effective Time.

Section 1.5               Conversion of Newco Common Stock in the Merger.

(a)           Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Everest, Newco, Athena, Merger Sub or any stockholder of any of the foregoing:

(i)      each share of Newco Common Stock held in Newco’s treasury shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor or in respect thereof;

(ii)      except as provided in clause (i) above, and subject to Section 1.5(c), each share of Newco Common Stock outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 1.5(a)(i)) shall be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Athena Common Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 1.5(b); and

(iii)      each share of the common stock, $0.01 par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of the Surviving Corporation, which shall be a wholly owned Subsidiary of Athena.

(b)           If, during the period from the date of this Agreement through the Effective Time, the outstanding shares of Athena Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, combination of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by Athena during such period, then the Exchange Ratio shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action. This Section 1.5(b) shall not permit Athena to take or refrain from taking any action which it is obligated to take or refrain from taking pursuant to Section 4.3.

(c)           No fractional shares of Athena Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of shares of Newco Common Stock who would otherwise be entitled to receive a fraction of a share of Athena Common Stock (after aggregating all fractional shares of Athena Common Stock issuable to such holder) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), after deducting any required withholding Taxes, on a pro rata basis, without interest, determined by multiplying such fraction by the closing price of a share of Athena Common Stock on the New York Stock Exchange on the last Business Day prior to the date on which the Merger becomes effective. Payment of cash in lieu of fractional shares of Athena Common Stock shall be made solely for the purpose of avoiding the expense and inconvenience to Athena of issuing fractional shares of Athena Common Stock and shall not represent separately bargained-for consideration.

Section 1.6               Exchange of Newco Common Stock.

(a)           Pursuant to Section 3.1 of the Distribution Agreement, the Exchange Agent (as defined below) shall hold, for the account of the relevant Everest stockholders, book-entry shares representing all of the outstanding shares of Newco Common Stock distributed in the Distribution.

(b)           Not less than five (5) Business Days prior to the Closing Date, Everest shall appoint a nationally recognized bank or trust company reasonably acceptable to Athena as exchange agent in the Merger (the “Exchange Agent”) for the benefit of the holders of Newco Common Stock. At or prior to the Effective Time, Athena shall cause to be deposited with the Exchange Agent, for exchange in accordance with this Article I, such shares of Athena Common Stock in book-entry form issuable pursuant to Section 1.5 (such shares of Athena Common Stock, together with any dividends or distributions pursuant to Section 1.6(d) received by the Exchange Agent with respect to such shares of Athena Common Stock, are referred to collectively as the “Exchange Fund”). Athena will make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed or as reasonably requested by Everest, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 1.5(c). Following the Effective Time, the Exchange Agent shall, pursuant to irrevocable instructions, deliver the Athena Common Stock to be issued pursuant to this Article I from the shares of Athena Common Stock held in the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(c)           Promptly after the Effective Time, the Exchange Agent shall, and Athena shall cause the Exchange Agent to, deliver to each Person who was a record holder of shares of Newco Common Stock immediately prior to the Effective Time (i) a notice of the effectiveness of the Merger and (ii) from the Exchange Fund, the number of whole shares of Athena Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a)(ii) (and cash in lieu of any fractional share of Athena Common Stock pursuant to Section 1.5(c) and any dividends or other distributions pursuant to Section 1.6(d)). From and after the Effective Time, any share of Newco Common Stock will represent only the right to receive shares of Athena Common Stock pursuant to the provisions of Section 1.5(a)(ii) (and cash in lieu of any fractional share of Athena Common Stock as contemplated by Section 1.5(c) and any dividends or other distributions pursuant to Section 1.6(d)).

(d)           No dividends or other distributions declared or made with respect to Athena Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to the holder of any shares of Newco Common Stock with respect to the shares of Athena Common Stock that cannot be distributed by the Exchange Agent to such holder promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable abandoned property law, escheat law or other Legal Requirement, following the distribution of any such previously undistributed shares of Athena Common Stock, there shall be paid to the record holder of such shares of Athena Common Stock, without interest, at the time of such distribution, the amount of cash in lieu of any fractional share of Athena Common Stock as contemplated by Section 1.5(c) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Athena Common Stock. Athena shall deposit all such dividends and distributions in the Exchange Fund.

(e)           Any portion of the Exchange Fund that remains undistributed to holders of any shares of Newco Common Stock with respect to the shares of Athena Common Stock that the Exchange Agent is not able to distribute to such holders as of the date that is one year after the Effective Time shall be delivered to Athena upon demand, and any holders of shares of Newco Common Stock who have not theretofore exchanged their shares of Newco Common Stock in accordance with this Section 1.6 shall thereafter look only to Athena for satisfaction of their claims for Athena Common Stock, cash in lieu of fractional shares of Athena Common Stock as contemplated by Section 1.5(c) and any dividends or distributions pursuant to Section 1.6(d) with respect to shares of Athena Common Stock, in each case without interest thereon.

(f)            None of Everest, Athena or the Surviving Corporation shall be liable to any holder or former holder of shares of Newco Common Stock or to any other Person with respect to any shares of Athena Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, required to be delivered to any public official or Governmental Body pursuant to any applicable abandoned property law, escheat or similar law or other Legal Requirement.

Section 1.7               Closing of Transfer Books. From and after the Effective Time, the stock transfer books of Newco shall be closed and no transfer shall be made of any shares of Newco Common Stock that were outstanding as of the Effective Time.

Section 1.8               Tax Consequences. For U.S. federal income Tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement have adopted this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Each party hereto shall cause all Tax Returns relating to the Merger filed by such party to be filed on the basis of treating the Merger as a reorganization within the meaning of Section 368(a) of the Code unless otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).

Section 1.9               Further Action. If, at any time after the Closing, any further action is determined by Athena or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and Newco, the officers and directors of the Surviving Corporation and Athena shall be fully authorized (in the name of Merger Sub, in the name of Newco and otherwise) to take such action.

Section 1.10            Withholding. Each of the Exchange Agent, Everest, Athena and the respective Subsidiaries of Everest or Athena (including the Surviving Corporation), as applicable, shall be entitled to deduct and withhold from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement (including to any holder or former holder of shares of Newco Common Stock) such amounts as may be required to be deducted or withheld from such consideration or payment under the Code or any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Article II

Representations and Warranties of Everest and Newco

Each of Everest and Newco hereby represent and warrant to Athena and Merger Sub as follows (it being understood that each representation and warranty contained in this Article II is subject to: (a) the exceptions and disclosures set forth in the section or subsection of the Everest Disclosure Letter corresponding to the particular section or subsection in this Article II in which such representation and warranty appears; (b) the assumption that the transactions contemplated by the Distribution Agreement have occurred in compliance with the terms thereof; (c) any exception or disclosure set forth in any other section or subsection of the Everest Disclosure Letter to the extent it is reasonably apparent that such exception or disclosure is relevant to such representation and warranty; and (d) any information set forth in the Everest SEC Documents filed on the SEC’s EDGAR database on or after January 1, 2018 and publicly available at least two (2) Business Days prior to the date of this Agreement (but excluding any supplements or amendments thereto to the extent such supplement or amendment is not publicly filed at least two (2) Business Days prior to the date hereof), other than information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” and any other information or statement set forth therein that is primarily cautionary, predictive or forward-looking in nature):

Section 2.1               Organization and Good Standing.

(a)           Each of the Newco Companies is (or, if formed after the date of this Agreement, shall be at the Effective Time) a corporation or other business organization duly organized, validly existing and in good standing (to the extent that the laws of the jurisdiction of its formation recognize the concept of good standing) under the laws of the jurisdiction of its formation, and has (or, if formed after the date of this Agreement, shall have at the Effective Time) all necessary organizational power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its material assets in the manner in which such assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound, other than in the case of clauses (i) through (iii) as would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect.

(b)           Each of the Newco Companies is (or, if formed after the date of this Agreement, shall be at the Effective Time) qualified to do business as a foreign corporation or other foreign business organization, and is (or, if formed after the date of this Agreement, shall be at the Effective Time) in good standing (to the extent that the laws of the applicable jurisdiction recognize the concept of good standing), under the laws of all jurisdictions where the nature of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect.

Section 2.2               Authority; Binding Nature of Agreement. Each of Everest and Newco have all requisite corporate right, power and authority to enter into and perform their respective obligations under this Agreement, the Distribution Agreement and the other Transaction Documents, as applicable, to which it is a party and, subject to the adoption of this Agreement by Everest as the sole stockholder of Newco (which shall occur immediately after the execution and delivery hereof), respectively, to consummate the Contemplated Transactions. Each of the Everest Board and the Newco board of directors has: (a) determined that this Agreement, the Distribution Agreement, the Distribution and the Merger are advisable and fair to, and in the best interests of, Everest, Newco and their respective stockholders and (b) authorized and approved the execution, delivery and performance of this Agreement, the Distribution Agreement and the other Transaction Documents by Everest and Newco, as applicable, and approved the Distribution and the Merger and the other Contemplated Transactions. Everest, as the sole stockholder of Newco prior to the Distribution, will adopt this Agreement and approve the Merger as sole stockholder of Newco immediately following the execution and delivery of this Agreement. No other vote of Newco’s stockholders is necessary to consummate the Contemplated Transactions. Subject to the adoption of this Agreement by Everest as the sole stockholder of Newco and assuming the due authorization, execution and delivery of this Agreement by Athena and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of each of Everest and Newco, enforceable against each of Everest and Newco in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, the relief of debtors and creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 2.3               Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act and all applicable foreign Competition Laws and the listing requirements of the New York Stock Exchange, neither (1) the execution, delivery or performance of this Agreement, nor (2) the consummation of the Merger or any of the other Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(a)           contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws, certificate of formation, limited liability company operating agreement, or other charter or organizational documents of Everest or any of the Newco Companies;

(b)           contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Everest or any of the Newco Companies, or any of the Newco Assets, is subject, except where such contravention, conflict or violation would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect;

(c)           contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Newco Companies or that otherwise relates to the Newco Business or to any of the Newco Assets, except where such contravention, conflict, violation, revocation, withdrawal, suspension, cancellation, termination or modification would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect;

(d)           contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Newco Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Newco Material Contract; (ii) accelerate the maturity or performance of any such Newco Material Contract (other than any Everest Employee Plan); or (iii) cancel, terminate or modify any right, benefit, obligation or other term of such Newco Material Contract, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect; or

(e)           result in the imposition or creation of any material Encumbrance (other than a Permitted Encumbrance) upon or with respect to any Newco Asset, except as would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect.

Except as may be required by the Securities Act, the Exchange Act, state securities laws or “blue sky” laws, the DGCL, the HSR Act, any applicable foreign Competition Laws and any applicable listing requirements of the New York Stock Exchange, neither Everest nor any of the Newco Companies is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with: (x) the execution, delivery or performance of this Agreement; or (y) the consummation of the Merger or any of the other Contemplated Transactions, except where the failure to make any such filing or give any such notice or to obtain any such Consent would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect, and except for the novation of Contracts with any Governmental Body.

Section 2.4               Capitalization, Etc.

(a)           On the date of this Agreement, the authorized capital stock of Newco consists of one thousand (1,000) shares of Newco Common Stock, of which one hundred (100) shares of Newco Common Stock are outstanding. Immediately prior to the Distribution, all the outstanding shares of Newco Common Stock will be owned directly or indirectly by Everest free and clear of any Encumbrance, other than restrictions under applicable securities laws. Immediately following the Distribution, (i) there will be outstanding only such number of shares of Newco Common Stock as determined in accordance with this Agreement and the Distribution Agreement and (ii) no shares of Newco Common Stock will be held in Newco’s treasury. As of the date of this Agreement and as of the Effective Time, all of the outstanding shares of Newco Common Stock have been and will be duly authorized and validly issued, and are and will be fully paid and nonassessable.

(b)           (i) None of the outstanding shares of Newco Common Stock is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Newco Common Stock is subject to any right of first refusal in favor of Newco; and (iii) there is no Newco Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to) any shares of Newco Common Stock. Newco is not under any obligation, and is not bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Newco Common Stock.

(c)           There are no outstanding stock appreciation, phantom stock, profit participation or similar rights or other equity appreciation or other equity or equity-based compensation rights or arrangements with respect to any shares of capital stock or other equity interests of Newco or the value thereof.

(d)           Except for the Transaction Documents, there is no (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Newco; (ii) outstanding security, bond, debenture, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Newco or that has the right to vote on any matter on which the stockholders of Newco have the right to vote; or (iii) Contract under which Newco is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e)           All outstanding shares of Newco Common Stock and other outstanding securities of Newco have been issued in compliance in all material respects with all applicable securities laws and other applicable Legal Requirements.

Section 2.5               Subsidiaries, Etc.

(a)           Section 2.5(a) of the Everest Disclosure Letter identifies, as of the date of this Agreement, each existing Entity (and jurisdiction of organization) that will be a Subsidiary of Newco as of immediately prior to the Distribution based on the Separation Plan as of the date of this Agreement.

(b)           All of the outstanding shares of capital stock, membership interests or other equity interests, as the case may be, of each of Newco’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable (to the extent applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are, or following the Internal Restructuring and Newco Contribution will be, owned beneficially and of record, directly or indirectly, by Newco, free and clear of any Encumbrances, other than Permitted Encumbrances and restrictions under applicable securities laws.

(c)           Except for the Transaction Documents, none of the Newco Companies other than Newco is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Newco Common Stock.

(d)           There are no outstanding stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to (i) any shares of capital stock or other equity interests of any of the Newco Companies other than Newco or the value thereof or (ii) the Newco Business or any part thereof.

(e)           Except for the Transaction Documents, there is no (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock, membership interests, or other securities of any of the Newco Companies other than Newco; (ii) outstanding security, bond, debenture, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock, membership interests or other securities of any of the Newco Companies other than Newco; or (iii) Contract under which any of the Newco Companies other than Newco is or may become obligated to sell or otherwise issue any shares of its capital stock, membership interests or any other securities.

(f)            All outstanding securities of the Newco Companies other than Newco have been issued in compliance in all material respects with all applicable securities laws and other applicable Legal Requirements.

Section 2.6               Financial Statements.

(a)           Section 2.6(a) of the Everest Disclosure Letter contains copies of (i) the audited combined balance sheets of the Newco Business at December 31, 2018 and 2017 and the audited combined statements of income, combined statements of comprehensive income, combined statements of cash flows and combined statements of changes in net parent investment in the Newco Business for the years ended December 31, 2018, 2017 and 2016, and (ii) the unaudited combined balance sheet of the Newco Business at September 30, 2019 and the unaudited combined statements of income, combined statements of comprehensive income, combined statements of cash flows and combined statements of changes in net parent investment in the Newco Business for the nine months ended September 30, 2019 and 2018 (collectively, the “Newco Business Financial Statements”). The Newco Business Financial Statements, subject to the notes thereto, (i) present fairly, in all material respects, the combined financial position of the Newco Business as of the dates thereof and the results of operations and cash flows of the Newco Business for the periods covered thereby; and (ii) were prepared in accordance with GAAP, consistently applied during the periods covered thereby.

(b)           Everest maintains a system of internal controls over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, in each case, with respect to Everest and its Subsidiaries, taken as a whole. Since the Applicable Date, to the Knowledge of Everest, neither Everest nor any of its Subsidiaries has identified or been made aware of any material illegal act or fraud related to the business of the Newco Business.

(c)           None of the information to be supplied by or on behalf of Everest or Newco for inclusion or incorporation by reference in the Athena Form S-4 Registration Statement or the Newco Registration Statements will, after giving effect to any amendments that have theretofore been made thereto, (i) at the time the Athena Form S-4 Registration Statement or the Newco Registration Statements, respectively, is filed with the SEC; (ii) at the time it, or any amendment or supplement thereto, becomes effective under the Securities Act; or (iii) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Everest or Newco for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of Athena or at the time of the Athena Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Newco Registration Statements and the Schedule TO (if applicable) will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Everest or Newco with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Athena for inclusion or incorporation by reference in the Newco Registration Statements or the Schedule TO.

(d)           After giving effect to the Distribution and the other transactions contemplated by the Distribution Agreement, the Newco Companies have not incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that are required to be reflected in the Newco Business Financial Statements in accordance with GAAP, as in effect on the date of this Agreement, except for (i) those liabilities that are reflected or reserved for in the Newco Business Financial Statements; (ii) liabilities that have been incurred by the Newco Business since September 30, 2019 in the ordinary course of the Newco Business consistent with past practice; (iii) liabilities under this Agreement or incurred in connection with the Contemplated Transactions; and (iv) liabilities that are not, individually or in the aggregate, material to the Newco Business, taken as a whole.

Section 2.7               Absence of Changes.

(a)           Except as expressly contemplated by this Agreement, since September 30, 2019 through the date of this Agreement, except for discussions, negotiations and transactions related to this Agreement or the other Transaction Documents (including the Internal Restructuring contemplated by the Distribution Agreement), Everest and its Subsidiaries (with respect to the Newco Business) and the Newco Companies have conducted the Newco Business in all material respects in the ordinary course of business consistent with past practice.

(b)           Since September 30, 2019 through the date of this Agreement, no Effect has occurred or exists that, individually or in the aggregate, has had, or would reasonably be expected to have, a Newco Material Adverse Effect.

(c)           Except as expressly contemplated by this Agreement, since September 30, 2019 through the date of this Agreement, neither Everest nor any of its Subsidiaries (with respect to the Newco Business) nor the Newco Companies have taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Athena pursuant to Section 4.2(b)(iv) through Section 4.2(b)(xvii) and (with respect to actions under Section 4.2(b)(iv) through Section 4.2(b)(xvii)), Section 4.2(b)(xviii).

Section 2.8               Assets.

(a)           After giving effect to the Contemplated Transactions contemplated by the Distribution Agreement, the Newco Companies will have good and valid title to, or valid leasehold interest in or license to, all of the material Newco Assets. All of said assets are, or after the Distribution will be, owned or leased by the Newco Companies free and clear of any Encumbrances, except where (i) the conveyance of any such assets requires a Consent which is not obtained, in which case the provisions of Section 2.2 and/or 2.5 of the Distribution Agreement (as applicable) will govern or (ii) the failure to have such good and valid title or valid leasehold interest or license results from Encumbrances created or otherwise imposed by the Athena Companies or any other Permitted Encumbrance.

(b)           At the Effective Time, the Newco Assets, taken together with the benefits of any alternative arrangements provided pursuant to Section 2.2 and/or 2.5 of the Distribution Agreement (as applicable), the services available from Everest under the Transition Services Agreement, the licenses from Everest under the Intellectual Property Matters Agreement and the arrangements under the other Transaction Documents will constitute all of the assets necessary and sufficient for Athena and the Newco Companies to operate the Newco Business immediately following the Closing in all material respects as it is currently conducted.

(c)           No representation is made in this Section 2.8 with respect to infringement, misappropriation or other violation of third party Intellectual Property Rights, which solely is covered under Section 2.10.

Section 2.9               Real Property; Leasehold.

(a)           With respect to the Newco Owned Real Property and Newco Leased Real Property all material buildings, structures, fixtures and improvements are in satisfactory condition sufficient to support the operations of the Newco Business as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect.

(b)           With respect to each parcel of Newco Owned Real Property (i) there are no outstanding Contracts to sell, lease or otherwise transfer such Newco Owned Real Property and (ii) as of the date of this Agreement, there are no pending or, to the Knowledge of Everest, threatened condemnation or other Legal Proceedings relating to the Newco Owned Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect.

(c)           With respect to each lease, license or similar use or occupancy agreement (each a “Newco Lease”) pursuant to which, after giving effect to the Contemplated Transactions contemplated by the Distribution Agreement, a Newco Company leases or otherwise uses or occupies (or will lease or otherwise use or occupy) real property (all such real property that is the subject of any Newco Lease, the “Newco Leased Real Property”), (i) each Newco Lease is (or will be) the legal, valid and binding obligation of the applicable Newco Company that is (or will be) lessee thereunder and, to the Knowledge of Everest, any other party thereto, and (ii) the applicable Newco Company is not in default, and, to the Knowledge of Everest, no other party to such Newco Lease is in default, under such Newco Lease, except, in each case of (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect.

Section 2.10            Intellectual Property; Data Privacy.

(a)           Section 2.10(a) of the Everest Disclosure Letter identifies, as of the date of this Agreement, each material item of Registered IP included in the Newco Owned IP (the “Newco Material Registered IP”). The Newco Material Registered IP is subsisting, and to the Knowledge of Everest, none of the Newco Material Registered IP is invalid or unenforceable.

(b)           The Newco Companies solely and exclusively own all right, title, and interest to and in the material Newco Owned IP free and clear of any Encumbrances other than Permitted Encumbrances, and the Newco Companies have valid rights to use, pursuant to an inbound Newco IP License (or under the Intellectual Property Matters Agreement or Other IP Licenses), all other material Intellectual Property Rights used in or necessary for the conduct of the Newco Business (provided that the foregoing is not a representation with respect to infringement, misappropriation or other violation of third party Intellectual Property Rights, which is covered under Section 2.10(f)).

(c)           To the Knowledge of Everest, Everest and each of its Subsidiaries (including the Newco Companies) have taken commercially reasonable steps to maintain the confidentiality of the material trade secrets included in the Newco IP. No such trade secret material to the Newco Business as presently conducted and presently proposed to be conducted has been authorized to be (or has actually been) disclosed by Everest or any of its Subsidiaries (including the Newco Companies) to any other Person, other than pursuant to a written non-disclosure agreement (or obligations by operation of law) restricting the disclosure and use thereof.

(d)           Everest (or its applicable Subsidiary) has executed valid written agreements with each of its former and current employees, consultants and independent contractors (or such Persons have obligations by operation of law) to the extent engaged in the creation or development of any material Newco IP, pursuant to which each such Person has: (i) agreed to hold all material trade secrets of the Newco Business in confidence both during and after such Person’s employment or retention, as applicable; and (ii) assigned to Everest (or its applicable Subsidiary) all of such Person’s rights, titles and interests in and to all such Newco IP, in each case created or developed for Everest (or its applicable Subsidiary, including the Newco Companies) in the course of such Person’s employment or retention thereby. To the Knowledge of Everest, no party thereto is in default, violation or breach of any such agreements, except where such default, violation or breach would not be material to the Newco Business. No government funding and no facilities of a university, college, other educational institution or research center were used in the development of any material Newco IP where, as a result of such funding or the use of such facilities, such government or university entity or organization has any material rights, title or interest in such Newco IP.

(e)           To the Knowledge of Everest, as of the date of this Agreement, no Person has infringed, misappropriated, or otherwise violated any Newco IP in connection with the Newco Business in any material respect since the Applicable Date, and, as of the date of this Agreement, no claim or Legal Proceeding involving or alleging any of the foregoing is pending or, to the Knowledge of Everest, is threatened in writing by Everest or its Subsidiaries (including the Newco Companies) against any other Person.

(f)            To the Knowledge of Everest, the use and practice of the Newco IP and the conduct of the Newco Business by Everest and its Subsidiaries with respect to the Newco Business (including the Newco Companies, and including prior to giving effect to the Contemplated Transactions contemplated by the Distribution Agreement) as conducted since the Applicable Date, have not infringed, misappropriated, or otherwise violated any Intellectual Property Right of any other Person in any material respect, and, as of the date of this Agreement, no claim or Legal Proceeding is pending or, to the Knowledge of Everest, has since the Applicable Date been threatened in writing against Everest or its Subsidiaries (including the Newco Companies) by any other Person either (i) involving or alleging any of the foregoing, or (ii) challenging the ownership, use, validity or enforceability of any material Newco IP.

(g)           Neither Everest nor any of its Subsidiaries (with respect to the Newco Business) nor the Newco Companies have used Open Source Code in connection with any Software included in the Newco IP developed, licensed, distributed, used or otherwise exploited by Everest or any of its Subsidiaries (including the Newco Companies) in a manner that has resulted or will result in a requirement that any material proprietary source code included in the Newco IP (1) be disclosed or distributed in source code form, (2) be licensed for the purpose of making modifications or derivative works, or (3) be redistributable at no charge.

(h)           To the Knowledge of Everest, (i) Everest and its Subsidiaries (including the Newco Companies) have, at all times since the Applicable Date, materially complied with, and, as of the date of this Agreement, no Person has asserted a written claim against Everest or its Subsidiaries (including the Newco Companies) in connection with the Newco Business alleging a material violation of, any public-facing privacy policy of Everest or any of its Subsidiaries (including the Newco Companies) or applicable Privacy Laws, and (ii) as of the date of this Agreement, there have been no unauthorized intrusions or breaches of the security of Everest’s or any of its Subsidiaries’ (with respect to the Newco Business) or the Newco Companies’ IT Systems resulting in any material data breach, unauthorized access to or disclosure of, or other material misuse or breach of any Personal Data under the possession or control of Everest or its Subsidiaries (including the Newco Companies) or collected by or on their behalf in connection with the Newco Business. Everest (or its Subsidiaries, as applicable to the Newco Business) has implemented commercially reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans in all material respects, intended to safeguard the IT Systems of the Newco Business and material data and information (including any Personal Data) contained or stored therein, and enable the ongoing conduct of the Newco Business in all material respects in the event of a disaster or IT Systems outage.

(i)            This Section 2.10 contains the sole and exclusive representations and warranties of Everest and Newco under this Agreement with respect to infringement, misappropriation or other violation of Intellectual Property Rights.

Section 2.11            Contracts.

(a)           Section 2.11(a) of the Everest Disclosure Letter identifies each Newco Material Contract. For purposes of this Agreement, “Newco Material Contract” shall mean the following Contracts to which Everest or any of its Subsidiaries (including the Newco Companies) is a party that is executory as of the date of this Agreement:

(i)      with respect to the Newco Business, any Contract with any distributor involving sales in excess of $10,000,000 in the fiscal year ended December 31, 2018, in each case that provides exclusivity rights to any third party;

(ii)      any Contract that is with a supplier of equipment, consumables, products or raw materials, which supplier is the only source of supply in the marketplace or only supplier to the Newco Business or that imposes a minimum purchase order, in each case, involving payments in excess of $10,000,000 in the fiscal year ended December 31, 2018;

(iii)      any Contract imposing any material restriction on the right or ability of the Newco Business taken as a whole: (A) to compete with any other Person; (B) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (C) to perform services for any other Person; or (D) to transact business with any other Person, in each case which restriction would or would reasonably be expected to materially and adversely affect the conduct of the Newco Business, taken as a whole, as currently conducted;

(iv)      with respect to which a Newco Company will be party at the Effective Time, any Contract relating to any currency hedging;

(v)      any Contract of the Newco Business concerning the establishment and/or operation of a partnership, joint venture or limited liability company with a third party that is not an Affiliate of Everest;

(vi)      any Contract relating to the acquisition or disposition of any material assets (other than in the ordinary course of business) or businesses, and with any outstanding obligations of the Newco Business (including indemnification, guarantee, “earn-out” or other similar contingent obligations);

(vii)      any (A) material Contract of the Newco Business containing any provision granting the other party “most favored nation” status or equivalent preferential pricing terms or (B) material Contract of the Newco Business containing any provision granting the other party exclusivity or other similar rights;

(viii)      any Contract related to third party Indebtedness of the Newco Business in excess of $5,000,000 (other than any Contract related to the matters described in Section 2.22);

(ix)      with respect to the Newco Business, any Contract containing material licenses of, covenants not to sue under or other grants to any Intellectual Property Rights that have been granted by or to any Newco Company (or by or to Everest or its applicable Subsidiary, prior to giving effect to the Contemplated Transactions) (the “Newco IP Licenses”), except with regard to licenses to off-the-shelf Software commercially available on standard, non-discriminatory terms for an annual or aggregate fee of no more than $5,000,000 or non-exclusive licenses or other non-exclusive grants of rights granted to customers, manufacturers, suppliers, distributors, consultants or vendors in the ordinary course of business (“Other IP Licenses”); and

(x)      with respect to the Newco Business, any Contract that resulted in revenue to or expenses of the Newco Business in excess of $25,000,000 in the fiscal year ending December 31, 2018.

Everest has delivered or Made Available to Athena an accurate and complete copy of each Newco Contract that constitutes a Newco Material Contract.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect, each Newco Contract that constitutes a Newco Material Contract is valid and in full force and effect (except to the extent any such Newco Material Contract expires by its terms or is terminated in compliance with Section 4.2), and is enforceable against Everest or its applicable Subsidiary (including any Newco Company, if applicable) in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect, (i) neither Everest nor any of its Subsidiaries (including the Newco Companies) has violated or breached, or committed any default under, any Newco Material Contract; and (ii) to the Knowledge of Everest, no other Person has violated or breached, or committed any default under, any Newco Material Contract.

Section 2.12            Compliance with Legal Requirements; Regulatory Matters. The conduct of the Newco Business by Everest and its Subsidiaries (including the Newco Companies) is, and since the Applicable Date has been, in compliance with all applicable Legal Requirements, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect. Since the Applicable Date through the date hereof, neither Everest nor any of its Subsidiaries (with respect to the Newco Business) nor any of the Newco Companies has received any written notice or other written communication from any Governmental Body (i) regarding any actual or possible violation of, or failure to comply with, any Legal Requirement or (ii) that it is or has been the subject of any inspection, investigation, survey, audit, monitoring or other form of review by any Governmental Body.

Section 2.13            Anti-Corruption Compliance; Export Control and Sanctions Compliance.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Newco Business, taken as a whole, since the Applicable Date, neither Everest nor any of its Subsidiaries (with respect to the Newco Business), nor any of their officers or employees, nor any Newco Company, nor, to the Knowledge of Everest, any of their respective agents, distributors or representatives with respect to the Newco Business (i) has directly or indirectly offered, promised or made any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person in respect of the Newco Business, private or public, regardless of what form, (ii) is or has otherwise been in violation of any applicable anti-bribery, anti-corruption or similar Legal Requirements, including the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S. Code Section 78dd-1, et seq.) (as amended, the “FCPA”) or the UK Bribery Act 2010 and (iii) has received any notice from, or voluntarily provided any notice to, a Governmental Body or other Person with respect to the Newco Business or a Newco Company that alleges any of the foregoing. With respect to any relevant portion of the Newco Business or a Newco Company that was acquired by Everest or any of its Subsidiaries after the Applicable Date, the foregoing representation is made to the Knowledge of Everest with respect to the time period between the Applicable Date and such acquisition.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Newco Business, taken as a whole, since the Applicable Date, Everest and its Subsidiaries (including the Newco Companies) have conducted the Newco Business in compliance with applicable provisions of U.S. economic or financial sanctions or trade embargoes, export controls, and anti-boycott laws and regulations imposed, administered or enforced from time to time by relevant Governmental Bodies, including those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce’s Bureau of Industry and Security (collectively, “U.S. Sanctions and Export Control Laws”). Since the Applicable Date, neither Everest nor any of its Subsidiaries (with respect to the Newco Business) nor any Newco Company has had any transactions, business or financial dealings that benefited, or directly or indirectly involved Cuba, Iran, North Korea, Sudan, Syria or the Crimea region of Ukraine.

Section 2.14            Governmental Authorizations. Everest and its Subsidiaries (and after giving effect to the Distribution and the other transactions contemplated by the Distribution Agreement, the Newco Companies will) hold all Governmental Authorizations necessary to enable the Newco Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted, including all Governmental Authorizations required under Environmental Laws, except where the failure to so hold would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect. All such Governmental Authorizations are valid and in full force and effect except as would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect. Everest and its Subsidiaries (including each Newco Company) are, and at all times since the Applicable Date have been, in compliance with the terms and requirements of such Governmental Authorizations, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect.

Section 2.15            Tax Matters.

(a)           Each material Tax Return required to be filed by or on behalf of the respective Newco Companies or by or on behalf of Everest or any of its Subsidiaries with any Governmental Body (other than any such Tax Returns that relate solely to the Everest Retained Business) with respect to any Taxable period ending on or before the Closing Date (the “Newco Company Returns”): (i) has been or will be filed on or before the applicable due date (including any extensions of such due date); and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All material Taxes shown on the Newco Company Returns or otherwise payable by or with respect to the Newco Companies that are due and owing have been duly paid except, in each case, for Taxes contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(b)           As of the date of this Agreement, no Newco Company and no Newco Company Return is subject to a pending, ongoing, or, to the Knowledge of Everest, threatened, audit with respect to Taxes by any Governmental Body. No extension or waiver of the limitation period applicable to any of the Newco Company Returns has been granted (by Everest, Newco or any other Person) which currently remains in effect, and no such extension or waiver has been requested from any Newco Company.

(c)           No claim or Legal Proceeding is pending or, to the Knowledge of Everest, has been threatened against or with respect to any Newco Company or with respect to the Newco Business in respect of any material Tax. There are no unsatisfied liabilities for material Taxes with respect to any notice of deficiency or similar document received by Everest or any of its Subsidiaries with respect to the Newco Business or with respect to any Newco Company with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by Everest or its applicable Subsidiaries and with respect to which adequate reserves for payment have been established on the Newco Business Financial Statements). There are no Encumbrances for material Taxes upon any of the Newco Assets except Permitted Encumbrances.

(d)           No written claim has ever been made by any Governmental Body in a jurisdiction where a Newco Company does not file a Tax Return that it is or may be subject to Taxation by that jurisdiction which has resulted or could reasonably be expected to result in an obligation to pay material Taxes.

(e)           There are no Contracts relating to the allocating, sharing or indemnification of Taxes to which any Newco Company is a party, other than (i) the Tax Matters Agreement, and (ii) Contracts containing customary gross-up or indemnification provisions in credit agreements, derivatives, leases, and similar agreements entered into in the ordinary course of business.

(f)            Other than in connection with the Distribution or otherwise in connection with the separation of the Newco Business, no Newco Company has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(g)           Newco is not and has not been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)           No Newco Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i)            The Newco Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owning to any employee, independent contractor, creditor, shareholder or other Person.

(j)            Neither Everest nor any Newco Company has taken any action or knows, after consultation with outside legal counsel, of any fact that could reasonably be expected to prevent the Intended Tax Treatment.

(k)           As of the date hereof, neither Everest nor Newco knows, after consultation with outside legal counsel, of any reason why (i) Everest or Athena would not be able to deliver the Tax representation letters contemplated by Section 5.5(a) and Section 5.5(b), upon which the applicable law or accounting firms may rely in rendering the opinions contemplated by Section 5.5(b), Section 7.6(a) and Section 7.6(b), (ii) Everest would not be able to obtain (A) the opinion contemplated by Section 7.6(a), (B) the opinion contemplated by Section 7.6(b) or (C) the Tax ruling contemplated by Section 5.5(e), or (iii) Athena would not be able to obtain any opinion contemplated by Section 5.5(b).

(l)            This Section 2.15 and, to the extent relating to Tax matters, Section 2.16, contain the sole and exclusive representations and warranties of Everest and Newco in this Agreement with respect to Tax matters.

Section 2.16            Employee and Labor Matters; Benefit Plans.

(a)           (i) As of the date of this Agreement, neither Everest nor any of its Subsidiaries (with respect to the Newco Business) nor any of the Newco Companies is a party to any collective bargaining agreement or other Contract with a labor organization, employee representative or works council representing any of its employees and there are no labor organizations, employee representatives or works councils representing, purporting to represent or, to the Knowledge of Everest, seeking to represent any employees of any of the Newco Business; (ii) since the Applicable Date through the date hereof, there has not been any material strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting Everest or any of its Subsidiaries (with respect to the Newco Business) or any of the Newco Companies or any of their employees in the Newco Business; (iii) as of the date of this Agreement, there are no pending, and, to the Knowledge of Everest, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action or picketing referred to in the preceding clause (ii); (iv) as of the date of this Agreement, no labor organization, employee representative, works council, or group of employees of the Newco Companies has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and (v) as of the date of this Agreement, there is no material unfair labor practice charge, or claim or grievance pending or, to the Knowledge of Everest, threatened against any Newco Company arising under any collective bargaining agreement or other Contract with a labor organization, employee representative or works council relating to any terms or conditions of employment. The execution and delivery of this Agreement and the performance of this Agreement do not require Everest or any of the Newco Companies to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any labor organization, employee representative or works council, or any Governmental Body, with respect to any employee of Everest or any of the Newco Companies.

(b)           Section 2.16(b) of the Everest Disclosure Letter sets forth a list of each material Everest Employee Plan (x) under which any of the Newco Companies or Athena has or may have any liability or an obligation under the terms of the Employee Matters Agreement or otherwise on or following the Effective Time, (y) the terms and conditions of which serve as the basis for the provision of benefits to the Newco Associates after the Closing Date in accordance with the terms and conditions of the Employee Matters Agreement, or (z) as to which Athena or any of the Newco Companies is obligated under applicable Legal Requirements or under the terms of the Employee Matters Agreement to assume sponsorship or liability for or otherwise maintain after the Closing Date (any such Everest Employee Plan referenced in (x), (y), or (z) the “Newco Plans”). Everest has Made Available to Athena the following items with respect to each material Newco Plan maintained primarily in respect of individuals who are located in the United States: (i) all documents setting forth the terms of each such Newco Plan, including all amendments thereto and all related trust documents and funding arrangements; (ii) the most recent summary plan description; (iii) the most recent annual reports (Form 5500s and all schedules and financial statements attached thereto), if any; (iv) the most recent annual actuarial valuation; (v) all material correspondence in its possession regarding any such Newco Plan regarding any audit, investigation or proceeding before any Governmental Body regarding such Newco Plan or any fiduciary thereof; and (vi) in the case of any Newco Plan intended to be qualified under Section 401(a) of the Code, the most recent IRS determination or opinion letter issued with respect to such Newco Plan.

(c)           Except as would not reasonably be expected to result in material liability to the Newco Companies or Athena, taken as a whole, (i) each of the Newco Companies and Everest Affiliates has performed in all material respects all obligations required to be performed by it under each Newco Plan and each Newco Plan has been established and maintained in all material respects in accordance with its terms and applicable Legal Requirements; (ii) as of the date of this Agreement, there are no material audits or inquiries pending or, to the Knowledge of Everest, threatened by the IRS, the DOL or any other Governmental Body with respect to any such Newco Plan (or any fiduciary thereof); (iii) as of the date of this Agreement, there are no material actions, suits or claims pending, or to the Knowledge of Everest, threatened or reasonably anticipated (other than routine claims for benefits) against any such Newco Plans, or against the assets of any such Newco Plan; (iv) full and timely payment has been made of all material amounts which Everest or any of the Newco Companies are required, under applicable Legal Requirements or in accordance with the terms of any Newco Plan, to have paid as a contribution or payment in respect of any Newco Plan, and all such contributions or payments for any period that are not yet due have been made, paid or properly accrued in accordance with GAAP applied on a consistent basis; (v) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary duty (as determined under ERISA) has occurred with respect to any Newco Plan; and (vi) no events have occurred with respect to any Newco Plan that would result in a payment or assessment by or against Everest or any of its Subsidiaries (with respect to the Newco Business) or any of the Newco Companies of any material Taxes, liabilities or penalties (civil or otherwise).

(d)           Each Newco Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of Everest, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Newco Plan.

(e)           Except as would not reasonably be expected to result in material liability to the Newco Companies or Athena, taken as a whole, (i) neither Everest, its Subsidiaries, the Newco Companies nor any Everest Affiliate, has ever maintained, established, sponsored, participated in or contributed to, or has any current or contingent liability under, any: (A) “defined benefit plan” (as defined in Section 3(35) of ERISA) or plan that is or was subject to Section 412 of the Code or Title IV of ERISA, (B) “multiemployer plan” (as defined in Section 3(37) of ERISA), (C) “multiple employer plan” (as defined in Section 210 of ERISA or Section 413(c) of the Code), or (D) “multiple employer welfare arrangement”(as defined in Section 3(40) of ERISA); (ii) no Everest Employee Plan provides (except at no cost to the Newco Companies or any Everest Affiliate), or reflects or represents any liability of any of the Newco Companies or any Everest Affiliate to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Newco Associate, except as may be required by COBRA or other applicable Legal Requirements; (iii) none of Everest or any of its Subsidiaries has any liability as a result of at any time being treated as a single employer under Section 414 of the Code (other than with respect to Everest or any of its Subsidiaries, as applicable); and (iv) with respect to any Newco Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted proceedings to terminate any such Newco Plan, and (C) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(f)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement would, either alone or in combination with another event, (i) entitle any Newco Associate to severance, change in control, retention or incentive pay or bonuses or any increase in severance, change in control, retention or incentive pay or bonuses under any Newco Plan; (ii) accelerate the time of payment or vesting, or increase the amount, of compensation or benefits due to any Newco Associate; (iii) directly or indirectly require Everest or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Newco Plan; (iv) otherwise give rise to any material liability of Everest or any of its Subsidiaries under any Newco Plan; or (v) result in the payment of any amount that could, individually or in combination with any other such payment, be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. None of the Newco Companies has any obligation to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for Taxes payable pursuant to Section 409A of the Code.

(g)           There are no material complaints, charges, or claims against Everest or any of the Newco Companies pending or, to the Knowledge of Everest, threatened that could be brought or filed with any Governmental Body, based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by Everest or any of the Newco Companies of any individual.

(h)           Except as would not reasonably be expected to result in material liability to the Newco Companies or Athena, taken as a whole, since the Applicable Date, Everest and the Newco Companies are in compliance in all material respects with all Legal Requirements relating to terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, WARN and any similar state or local plant closures and mass layoffs Legal Requirements, wages (including minimum wage and overtime), hours of work, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, collective bargaining, occupational health and safety, workers’ compensation, immigration, and all other labor related matters with respect to the Newco Employees. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to Everest or the Newco Companies within the six (6) months prior to Closing.

(i)            Except as would not reasonably be expected to result in material liability to the Newco Companies or Athena, taken as a whole, each Newco Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A of the Code) has been operated in compliance in all material respects with Section 409A of the Code and has complied in all material respects with applicable documentary requirements of Section 409A of the Code.

Section 2.17            Environmental Matters. The conduct of the Newco Business by Everest and its Subsidiaries (including the Newco Companies) is, and since the Applicable Date has been, in compliance with all applicable Environmental Laws, including holding, maintaining and complying with all Governmental Authorizations required by applicable Environmental Laws, except where any such noncompliance would not, individually or in the aggregate, be reasonably expected to have a Newco Material Adverse Effect. There has been no Release of Hazardous Materials at any property currently or formerly owned, leased or otherwise operated by (x) Everest or any of its Subsidiaries (with respect to the Newco Business ) or (y) by a Newco Company, or to the Knowledge of Everest, by any other Person, that would require Everest or any of its Subsidiaries (including the Newco Companies) to investigate and/or remediate such Release or otherwise subject Everest or any of its Subsidiaries (including the Newco Companies) to liability pursuant to Environmental Laws, in each case except where any such Release would not, individually or in the aggregate, be reasonably expected to have a Newco Material Adverse Effect. Neither Everest nor any of its Subsidiaries (with respect to the Newco Business) nor any Newco Company has received a request for information or claim with respect to any matter that could result in liability pursuant to Environmental Law, or, to the Knowledge of Everest, is otherwise subject to an investigation pursuant to applicable Environmental Law or with respect to a Release of or disposal of or arrangement for disposal of any Hazardous Material, except with respect to any such matter that would not, individually or in the aggregate, be reasonably expected to have a Newco Material Adverse Effect.

Section 2.18            Legal Proceedings; Orders. As of the date of this Agreement, there is no material pending and served Legal Proceeding affecting Everest or any of its Subsidiaries (relating to the Newco Business), the Newco Assets or the Newco Companies or, to the Knowledge of Everest, any such pending but not served material Legal Proceeding, and, to the Knowledge of Everest, as of the date of this Agreement, no Person has threatened to commence any such material Legal Proceeding. As of the date of this Agreement, there is no material Order to which any of Everest or any of its Subsidiaries (relating to the Newco Business), any of the Newco Assets or any of the Newco Companies is subject.

Section 2.19            Ownership of Athena Common Stock. None of Everest or, to the Knowledge of Everest, any of its respective “affiliates” or “associates” is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) with respect to Athena.

Section 2.20            Financial Advisor. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Everest or any of its Subsidiaries, other than any broker, finder or investment banker whose fees will be paid by Everest.

Section 2.21            Acknowledgement by Everest and Newco. Neither Everest nor Newco is relying or has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article III. The representations and warranties by Athena and Merger Sub contained in Article III constitute the sole and exclusive representations and warranties of Athena, the other Athena Companies and their respective Representatives in connection with the Contemplated Transactions, and Everest and Newco understand, acknowledge and agree that all other representations and warranties of any kind or nature, whether express, implied or statutory, are specifically disclaimed by Athena and Merger Sub. Without limiting the generality of the foregoing, each of Everest and Newco acknowledges that, except for the representations and warranties of Athena and Merger Sub contained in Article III, no representations or warranties are made by Athena or Merger Sub or their respective Representatives with respect to the accuracy or completeness of any information, documents or other materials (including any such materials contained in any data room or otherwise reviewed by Everest or Newco or any of their respective Representatives) or any management presentations that have been or shall hereafter be provided to Everest or Newco or any of their respective Representatives.

Section 2.22            Newco Financing.

(a)           On or prior to the date of this Agreement, Newco has delivered to Athena true, complete and fully executed copies of the Newco Commitment Letter. As of the date of this Agreement, (x) the Newco Commitment Letter has not been amended, waived or modified in any respect; and (y) the respective commitments contained in the Newco Commitment Letter have not been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, except for the Newco Commitment Letter, there are no side letters or other contracts, instruments or other commitments, obligations or arrangements (whether written or oral) related to any portion of the funding of the full amount of the Newco Financing.

(b)           As of the date of this Agreement, the Newco Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Newco and, to the Knowledge of Everest, the other parties thereto (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity). As of the date of this Agreement, (x) no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Newco under any term or condition of the Newco Commitment Letter and (y) Newco is not aware of any fact, event or any other occurrence that makes any of the representations or warranties of Newco in the Newco Commitment Letter inaccurate in any material respect. Newco has fully paid, or caused to be fully paid, any and all commitment fees, any other fees or any other amounts required by the Newco Commitment Letter to be paid on or before the date of this Agreement. Other than as set forth in the Newco Commitment Letter, there are no conditions precedent to the funding of the full amount of the Newco Financing. As of the date of this Agreement, and subject to the satisfaction of all the conditions set forth in Article VI and Article VII, Newco has no reason to believe that any of the conditions to the Newco Financing that are required to be satisfied by it or any other party to the Newco Commitment Letter as a condition to the obligations under the Newco Commitment Letter will not be satisfied on a timely basis or that the Newco Financing contemplated by the Newco Commitment Letter will not be available to Newco immediately prior to, or on, the Closing Date.

Article III

Representations and Warranties of Athena and Merger Sub

Each of Athena and Merger Sub hereby represent and warrant to Everest and Newco as follows (it being understood that each representation and warranty contained in this Article III is subject to: (a) the exceptions and disclosures set forth in the section or subsection of the Athena Disclosure Letter corresponding to the particular section or subsection in this Article III in which such representation and warranty appears; (b) any exception or disclosure set forth in any other section or subsection of the Athena Disclosure Letter to the extent it is reasonably apparent that such exception or disclosure is relevant to such representation and warranty; and (c) any information set forth in the Athena SEC Documents filed on the SEC’s EDGAR database on or after April 25, 2018 and publicly available at least two (2) Business Days prior to the date of this Agreement (but excluding any supplements or amendments thereto to the extent such supplement or amendment is not publicly filed at least two (2) Business Days prior to the date hereof), other than information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” and any other information or statement set forth therein that is primarily cautionary, predictive or forward-looking in nature):

Section 3.1               Organization and Good Standing.

(a)           Each of the Athena Companies is (or, if formed after the date of this Agreement, shall be at the Effective Time) a corporation or other business organization duly organized, validly existing and in good standing (to the extent that the laws of the jurisdiction of its formation recognize the concept of good standing) under the laws of the jurisdiction of its formation, and has (or, if formed after the date of this Agreement, shall have at the Effective Time) all necessary organizational power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its material assets in the manner in which such assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound, other than in the case of clauses (i) through (iii) as would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect.

(b)           Each of the Athena Companies is (or, if formed after the date of this Agreement, shall be at the Effective Time) qualified to do business as a foreign corporation or other foreign business organization, and is (or, if formed after the date of this Agreement, shall be at the Effective Time) in good standing (to the extent that the laws of the applicable jurisdiction recognize the concept of good standing), under the laws of all jurisdictions where the nature of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect.

Section 3.2               Authority; Binding Nature of Agreement. Each of Athena and Merger Sub have all requisite corporate right, power and authority to enter into and perform their respective obligations under this Agreement, the Distribution Agreement and the other Transaction Documents, as applicable, to which it is a party and, subject to (i) obtaining the Required Athena Stockholder Vote and (ii) the adoption of this Agreement by Athena as the sole stockholder of Merger Sub, respectively, to consummate the Contemplated Transactions. The Athena Board (at a meeting duly called and held) and Athena, as the sole stockholder of Merger Sub, has (a) determined that this Agreement and the Merger are advisable and fair to, and in the best interests of, Athena, Merger Sub and their respective stockholders and (b) authorized and approved the execution, delivery and performance of this Agreement, the Distribution Agreement and the other Transaction Documents by Athena and Merger Sub, as applicable, and approved the Merger, the issuance of shares of Athena Common Stock pursuant to this Agreement and the other Contemplated Transactions; and (c) recommended the approval of the issuance of the Athena Common Stock pursuant to this Agreement for purposes of New York Stock Exchange Listed Company Manual Section 312.03 by the holders of Athena Common Stock and directed that the issuance of such shares be submitted for consideration by Athena’s stockholders at the Athena Stockholders’ Meeting. Assuming the due authorization, execution and delivery of this Agreement by Everest and Newco, this Agreement constitutes a legal, valid and binding obligation of each of Athena and Merger Sub, enforceable against each of Athena and Merger Sub in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, the relief of debtors and creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 3.3               Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act and all applicable foreign Competition Laws and the listing requirements of the New York Stock Exchange, neither (1) the execution, delivery or performance of this Agreement, nor (2) the consummation of the Merger or any of the other Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(a)           contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws, certificate of formation, limited liability company operating agreement, or other charter or organizational documents of any of the Athena Companies;

(b)           contravene, conflict with or result in a violation of any Legal Requirement or any Order to which any of the Athena Companies, or any of the assets owned or used by any of the Athena Companies, is subject, except where such contravention, conflict or violation would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect;

(c)           contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Athena Companies or that otherwise relates to the business of the Athena Companies or to any of the assets owned or used by any of the Athena Companies, except where such contravention, conflict, violation, revocation, withdrawal, suspension, cancellation, termination or modification would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect;

(d)           contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Athena Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Athena Material Contract; (ii) accelerate the maturity or performance of any such Athena Material Contract (other than any Athena Employee Plan); or (iii) cancel, terminate or modify any right, benefit, obligation or other term of such Athena Material Contract, in each case except as would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect; or

(e)           result in the imposition or creation of any material Encumbrance (other than a Permitted Encumbrance) upon or with respect to any asset owned or used by any of the Athena Companies, except as would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect.

Except as may be required by the Securities Act, the Exchange Act, state securities laws or “blue sky” laws, the DGCL, the HSR Act, any applicable foreign Competition Laws and any applicable listing requirements of the New York Stock Exchange, neither Athena nor any of the Athena Companies is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with: (x) the execution, delivery or performance of this Agreement; or (y) the consummation of the Merger or any of the other Contemplated Transactions, except where the failure to make any such filing or give any such notice or to obtain any such Consent would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect.

Section 3.4               Capitalization, Etc.

(a)           The authorized capital stock of Athena consists of (i) 2,500,000,000 shares of Athena Common Stock, of which 77,464,244 shares have been issued and are outstanding as of December 17, 2019 and (ii) 250,000,000 shares of preferred stock, par value $0.01 per share, none of which are issued and outstanding as of December 17, 2019. All of the outstanding shares of Athena Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. The Athena Common Stock to be issued pursuant to the Merger has been duly authorized and, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable and will not be subject to any restriction on resale under the Securities Act, other than restrictions imposed by Rules 144 and 145 under the Securities Act.

(b)           (i) None of the outstanding shares of Athena Common Stock is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Athena Common Stock is subject to any right of first refusal in favor of Athena; and (iii) there is no Athena Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to) any shares of Athena Common Stock. Athena is not under any obligation, and is not bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Athena Common Stock or other securities, except for Athena’s right to repurchase or reacquire restricted shares of Athena Common Stock held by an employee of Athena upon termination of such employee’s employment or upon any other forfeiture.

(c)           As of December 17, 2019, (i) Athena PSAs with respect to an aggregate of 174,726 shares of Athena Common Stock (assuming attainment of the applicable performance metrics at the target level of performance) are outstanding; (ii) Athena RSUs with respect to an aggregate of 435,806 shares of Athena Common Stock are outstanding; (iii) Athena SARs with respect to an aggregate of 424,795 shares of Athena Common Stock are outstanding; and (iv) 3,892,097 shares of Athena Common Stock are reserved for future issuance pursuant to equity awards not yet granted under the Athena Equity Plan.

(d)           Except as set forth in Section 3.4(a) and 3.4(c), or as permitted from and after the date of this Agreement pursuant to Section 4.3, there is no (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Athena; (ii) outstanding security, bond, debenture, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Athena or that has the right to vote on any matter on which the stockholders of Athena have the right to vote; (iii) Contract under which Athena is or may become obligated to sell or otherwise issue any shares of its capital stock, membership interests or any other securities; or (iv) shareholder rights plan or agreement (i.e., “poison pill”) with respect to Athena Common Stock.

(e)           All outstanding shares of Athena Common Stock, and all options and other Athena Equity Awards and other outstanding securities of Athena, have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Legal Requirements.

Section 3.5               Subsidiaries, Etc.

(a)           All of the outstanding shares of capital stock, membership interests or other equity interests, as the case may be, of each of Athena’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable (to the extent applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record, directly or indirectly, by Athena, free and clear of any Encumbrances, other than Permitted Encumbrances and restrictions under applicable securities laws.

(b)           None of the Athena Companies other than Athena is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Athena Common Stock or other securities.

(c)           There are no outstanding stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any shares of capital stock or other equity interests of any of the Athena Companies (other than Athena) or the value thereof.

(d)           There is no (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock, membership interests or other securities of any of the Athena Companies other than Athena; (ii) outstanding security, bond, debenture, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock, membership interests or other securities of any of the Athena Companies other than Athena; or (iii) Contract under which any of the Athena Companies other than Athena is or may become obligated to sell or otherwise issue any shares of its capital stock, membership interests or any other securities.

(e)           All outstanding securities of the Athena Companies other than Athena have been issued in compliance in all material respects with all applicable securities laws and other applicable Legal Requirements.

Section 3.6               SEC Filings; Financial Statements.

(a)           Athena has delivered or Made Available to Everest accurate and complete copies of all registration statements, proxy statements, Athena Certifications and other statements, reports, schedules, forms and other documents filed by Athena with the SEC, including all amendments thereto, since April 25, 2018 (collectively, the “Athena SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed by Athena or its officers with the SEC since April 25, 2018 have been so filed on a timely basis. None of Athena’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Athena SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Athena SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Athena SEC Documents required by: (A) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act); or (C) any other rule or regulation promulgated by the SEC or applicable to the Athena SEC Documents (collectively, the “Athena Certifications”) is accurate and complete, and complies as to form in all material respects with all applicable Legal Requirements. As used in the introduction to this Article III and in this Section 3.6, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff.

(b)           The financial statements (including any related notes) contained or incorporated by reference in the Athena SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which will be material); and (iii) fairly present, in all material respects, the consolidated financial position of Athena and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Athena and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the Athena Companies are required by GAAP to be included in the consolidated financial statements of Athena. There are no comments from the SEC or its staff pending with respect to any statements, reports, schedules, forms or other documents filed by Athena with the SEC that remain outstanding and unresolved.

(c)           Athena’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to Athena within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Athena, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder. All non-audit services performed by Athena’s auditors for the Athena Companies that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

(d)           Athena maintains a system of internal controls over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, in each case, with respect to Athena and its Subsidiaries, taken as a whole. Since the Applicable Date, to the Knowledge of Athena, neither Athena nor any of its Subsidiaries has identified or been made aware of any material illegal act or fraud related to the business of the Athena Companies.

(e)           None of the information to be supplied by or on behalf of Athena for inclusion or incorporation by reference in the Athena Form S-4 Registration Statement or the Newco Registration Statements will, after giving effect to any amendments that have theretofore been made thereto, (i) at the time the Athena Form S-4 Registration Statement or the Newco Registration Statements, respectively, is filed with the SEC; (ii) at the time it, or any amendment or supplement thereto, becomes effective under the Securities Act; or (iii) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Athena for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of Athena or at the time of the Athena Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of Athena and at the time of the Athena Stockholders’ Meeting (or any adjournment or postponement thereof), comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Athena or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Everest for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

(f)            The Athena Companies have not incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that are required to be reflected in the financial statements contained in the Athena SEC Documents, except for (i) those liabilities that are reflected or reserved for in the financial statements contained in the Athena SEC Documents filed prior to the date of this Agreement; (ii) liabilities that have been incurred by the Athena Companies since September 30, 2019 in the ordinary course of the Athena Companies consistent with past practice; (iii) liabilities under this Agreement or incurred in connection with the Contemplated Transactions; and (iv) liabilities that are not, individually or in the aggregate, material to the Athena Companies, taken as a whole.

Section 3.7               Absence of Changes.

(a)           Except as expressly contemplated by this Agreement, since September 30, 2019 through the date of this Agreement, except for discussions, negotiations and transactions related to this Agreement, the Athena Companies have conducted their business in all material respects in the ordinary course of business consistent with past practice.

(b)           Since September 30, 2019 through the date of this Agreement, no Effect has occurred or exists that, individually or in the aggregate, has had or would reasonably be expected to have, an Athena Material Adverse Effect.

(c)           Except as expressly contemplated by this Agreement, since September 30, 2019, through the date of this Agreement, none of the Athena Companies have taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Everest pursuant to Section 4.3(b)(v) through 4.3(b)(xvi).

Section 3.8               Assets. The Athena Companies own, and have good and valid title to, all material assets purported to be owned by them, including: (a) all such assets reflected on the Athena Interim Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Athena Interim Balance Sheet); and (b) all other such assets reflected in the books and records of the Athena Companies as being owned by the Athena Companies. All of said assets are owned by the Athena Companies free and clear of any Encumbrances, except (i) for Encumbrances securing the Athena Credit Agreement or (ii) any other Permitted Encumbrance. The Athena Companies are the lessees or licensees of, and hold valid leasehold interests in or license to, all assets purported to have been leased or licensed by them, except where the failure to have such valid leasehold interest or license results from any Permitted Encumbrance. No representation is made in this Section 3.8 with respect to infringement, misappropriation or other violation of third party Intellectual Property Rights, which solely is covered under Section 3.10.

Section 3.9               Real Property; Leasehold.

(a)           With respect to the Athena Owned Real Property and Athena Leased Real Property all material buildings, structures, fixtures and improvements are in satisfactory condition sufficient to support the operations of the Athena Companies as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect.

(b)           With respect to each parcel of Athena Owned Real Property (i) there are no outstanding Contracts to sell, lease or otherwise transfer such Athena Owned Real Property and (ii) as of the date of this Agreement, there are no pending or, to the Knowledge of Athena, threatened condemnation or other Legal Proceedings relating to the Athena Owned Real Property, except as would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect.

(c)           With respect to each lease, license or similar use or occupancy agreement (each an “Athena Lease”) pursuant to which an Athena Company leases or otherwise uses or occupies real property (all such real property that is the subject of any Athena Lease, the “Athena Leased Real Property”), (i) each Athena Lease is the legal, valid and binding obligation of the applicable Athena Company that is lessee thereunder and, to the Knowledge of Athena, any other party thereto, and (ii) the applicable Athena Company is not in default, and, to the Knowledge of Athena, no other party to such Athena Lease is in default, under such Athena Lease, except, in each case of (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect.

Section 3.10            Intellectual Property; Data Privacy.

(a)           Section 3.10(a) of the Athena Disclosure Letter identifies, as of the date of this Agreement, each material item of Registered IP which Athena or any of its Subsidiaries owns or purports to own (the “Athena Material Registered IP”). The Athena Material Registered IP is subsisting, and to the Knowledge of Athena, none of the Athena Material Registered IP is invalid or unenforceable.

(b)           The Athena Companies solely and exclusively own all right, title, and interest to and in the material Athena IP free and clear of any Encumbrances other than Permitted Encumbrances, and the Athena Companies have valid rights to use, pursuant to an inbound Athena IP License (or Other IP Licenses), all other material Intellectual Property Rights used by or necessary for the conduct of the Athena Companies’ business (provided that the foregoing is not a representation with respect to infringement, misappropriation or other violation of third party Intellectual Property Rights, which is covered under Section 3.10(f)).

(c)           To the Knowledge of Athena, the Athena Companies have taken commercially reasonable steps to maintain the confidentiality of the material trade secrets included in the Athena IP. No such trade secret material to Athena as presently conducted and presently proposed to be conducted has been authorized to be (or has actually been) disclosed by the any of the Athena Companies to any other Person, other than pursuant to a written non-disclosure agreement (or obligations by operation of law) restricting the disclosure and use thereof.

(d)           The Athena Companies have executed valid written agreements with each of their former and current employees, consultants and independent contractors (or such Persons have obligations by operation of law) to the extent engaged in the creation or development of any material Athena IP, pursuant to which each such Person has: (i) agreed to hold all material trade secrets of the Athena Companies in confidence both during and after such Person’s employment or retention, as applicable; and (ii) assigned to Athena (or its applicable Subsidiary) all of such Person’s rights, titles and interests in and to all such Athena IP, in each case created or developed for the Athena Companies in the course of such Person’s employment or retention thereby. To the Knowledge of Athena, no party thereto is in default, violation or breach of any such agreements, except where such default, violation or breach would not be material to Athena. No government funding and no facilities of a university, college, other educational institution or research center were used in the development of any material Athena IP where, as a result of such funding or the use of such facilities, such government or university entity or organization has any material rights, title or interest in such Athena IP.

(e)           To the Knowledge of Athena, as of the date of this Agreement, no Person has infringed, misappropriated, or otherwise violated any Athena IP in any material respect since the Applicable Date, and, as of the date of this Agreement, no claim or Legal Proceeding involving or alleging any of the foregoing is pending or, to the Knowledge of Athena, is threatened in writing by any of the Athena Companies against any other Person.

(f)            To the Knowledge of Athena, the use and practice of the Athena IP and the conduct of the business of Athena and its Subsidiaries (including the Athena Companies, and including prior to giving effect to the Contemplated Transactions contemplated by the Distribution Agreement) as conducted since the Applicable Date, have not infringed, misappropriated, or otherwise violated any Intellectual Property Right of any other Person in any material respect, and, as of the date of this Agreement, no claim or Legal Proceeding is pending or, to the Knowledge of Athena, has since the Applicable Date been threatened in writing against any of the Athena Companies by any other Person either (i) involving or alleging any of the foregoing, or (ii) challenging the ownership, use, validity or enforceability of any material Athena IP.

(g)           Neither Athena nor any of its Subsidiaries have used Open Source Code in connection with any Software included in the Athena IP developed, licensed, distributed, used or otherwise exploited by any of the Athena Companies in a manner that has resulted or will result in a requirement that any material proprietary source code included in the Athena IP (1) be disclosed or distributed in source code form, (2) be licensed for the purpose of making modifications or derivative works, or (3) be redistributable at no charge.

(h)           To the Knowledge of Athena, (i) the Athena Companies have, at all times since the Applicable Date, materially complied with, and, as of the date of this Agreement, no Person has asserted a written claim against any of the Athena Companies alleging a material violation of, any public-facing privacy policy of any of the Athena Companies or applicable Privacy Laws, and (ii) as of the date of this Agreement, there have been no unauthorized intrusions or breaches of the security of any of the Athena Companies’ IT Systems resulting in any material data breach, unauthorized access to or disclosure of, or other material misuse or breach of any Personal Data under the possession or control of Athena or its Subsidiaries (including the Athena Companies) or collected by or on their behalf. Athena (or its Subsidiaries) has implemented commercially reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans in all material respects, intended to safeguard the IT Systems of Athena and material data and information (including any Personal Data) contained or stored therein, and enable the ongoing conduct of Athena in all material respects in the event of a disaster or IT Systems outage.

(i)            This Section 3.10 contains the sole and exclusive representations and warranties of Athena and Merger Sub under this Agreement with respect to infringement, misappropriation or other violation of Intellectual Property Rights.

Section 3.11            Contracts.

(a)           Section 3.11(a) of the Athena Disclosure Letter identifies each Athena Material Contract. For purposes of this Agreement, “Athena Material Contract” shall mean the following Contracts to which any of the Athena Companies is a party that is executory as of the date of this Agreement:

(i)      any Contract with any distributor involving sales in excess of $2,500,000 in the fiscal year ended December 31, 2018, in each case that provides exclusivity rights to any third party;

(ii)      any Contract that is with a supplier of equipment, consumables, products or raw materials, which supplier is the only source of supply in the marketplace or only supplier to the Athena Companies or that imposes a minimum purchase order, in each case, involving payments in excess of $2,500,000 in the fiscal year ended December 31, 2018;

(iii)      any Contract imposing any material restriction on the right or ability of the Athena Companies: (A) to compete with any other Person; (B) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (C) to perform services for any other Person; or (D) to transact business with any other Person, in each case which restriction would or would reasonably be expected to materially and adversely affect the conduct of the business of the Athena Companies as currently conducted;

(iv)      any Contract relating to any currency hedging;

(v)      any Contract concerning the establishment and/or operation of a partnership, joint venture or limited liability company with a third party that is not an Affiliate of Athena;

(vi)      any Contract relating to the acquisition or disposition of any material assets (other than in the ordinary course of business) or businesses, and with any outstanding obligations of any of the Athena Companies (including indemnification, guarantee, “earn-out” or other similar contingent obligations);

(vii)      any (A) material Contract containing any provision granting the other party “most favored nation” status or equivalent preferential pricing terms or (B) material Contract containing any provision granting the other party exclusivity or other similar rights;

(viii)      any Contract related to third party Indebtedness in excess of $5,000,000 (other than any Contract related to the matters described in Section 3.26);

(ix)      any Contract containing material licenses of, covenants not to sue under or other grants to any Intellectual Property Rights that have been granted by or to any Athena Company (the “Athena IP Licenses”), except with regard to Other IP Licenses; and

(x)      any Contract that resulted in revenue to or expenses of an Athena Company in excess of $12,500,000 in the fiscal year ending December 31, 2018.

Athena has delivered or Made Available to Everest an accurate and complete copy of each Athena Contract that constitutes an Athena Material Contract.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect, each Athena Contract that constitutes an Athena Material Contract is valid and in full force and effect (except to the extent any such Athena Material Contract expires by its terms or is terminated in compliance with Section 4.3), and is enforceable against the applicable Athena Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect, (i) neither Athena nor any of its Subsidiaries has violated or breached or committed any default under, any Athena Material Contract; and (ii) to the Knowledge of Athena, no other Person has violated or breached, or committed any default under, any Athena Material Contract.

Section 3.12            Compliance with Legal Requirements; Regulatory Matters. Each of the Athena Companies is, and since the Applicable Date has been, in compliance with all applicable Legal Requirements, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect. Since the Applicable Date through the date hereof, none of the Athena Companies has received any written notice or other written communication from any Governmental Body (i) regarding any actual or possible violation of, or failure to comply with, any Legal Requirement or (ii) that it is or has been the subject of any inspection, investigation, survey, audit, monitoring or other form of review by any Governmental Body.

Section 3.13            Anti-Corruption Compliance; Export Control and Sanctions Compliance.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Athena Companies, since the Applicable Date, neither any Athena Company, nor any of their officers or employees, nor, to the Knowledge of Athena, any of their respective agents, distributors or representatives with respect to the business of the Athena Companies (i) has directly or indirectly offered, promised or made any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of what form, (ii) is or has otherwise been in violation of any applicable anti-bribery, anti-corruption or similar Legal Requirements, including the FCPA or the UK Bribery Act 2010 and (iii) has received any notice from, or voluntarily provided any notice to, a Governmental Body or other Person with respect to the business of the Athena Companies or an Athena Company that alleges any of the foregoing. With respect to any relevant portion of the business of the Athena Companies or an Athena Company that was acquired by Athena after the Applicable Date, the foregoing representation is made to the Knowledge of Athena with respect to the time period between the Applicable Date and such acquisition.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Athena Companies, since the Applicable Date, the Athena Companies have complied and are in compliance with applicable provisions of U.S. Sanctions and Export Control Laws. Since the Applicable Date, none of the Athena Companies has had any transactions, business or financial dealings that benefited, or directly or indirectly involved Cuba, Iran, North Korea, Sudan, Syria or the Crimea region of Ukraine.

Section 3.14            Governmental Authorizations. The Athena Companies hold all Governmental Authorizations necessary to enable the Athena Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted, including all Governmental Authorizations required under Environmental Laws, except where the failure to so hold would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect. All such Governmental Authorizations are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect. Each Athena Company is, and at all times since the Applicable Date has been, in compliance with the terms and requirements of such Governmental Authorizations, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have an Athena Material Adverse Effect.

Section 3.15            Tax Matters.

(a)           Each material Tax Return required to be filed by or on behalf of the respective Athena Companies with any Governmental Body with respect to any Taxable period ending on or before the Closing Date (the “Athena Company Returns”): (i) has been or will be filed on or before the applicable due date (including any extensions of such due date); and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All material Taxes shown on the Athena Company Returns or otherwise payable by or with respect to the Athena Companies that are due and owing have been duly paid except, in each case, for Taxes contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(b)           As of the date of this Agreement, no Athena Company and no Athena Company Return is subject to a pending, ongoing, or, to the Knowledge of Athena, threatened, audit with respect to Taxes by any Governmental Body. No extension or waiver of the limitation period applicable to any of the Athena Company Returns has been granted (by Athena or any other Person) which currently remains in effect, and no such extension or waiver has been requested from any Athena Company.

(c)           No claim or Legal Proceeding is pending or, to the Knowledge of Athena, has been threatened against or with respect to any Athena Company in respect of any material Tax. There are no unsatisfied liabilities for material Taxes with respect to any notice of deficiency or similar document received by any Athena Company with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Athena Companies and with respect to which adequate reserves for payment have been established on the Athena Interim Balance Sheet). There are no Encumbrances for material Taxes upon any of the Athena Companies except Permitted Encumbrances.

(d)           No written claim has ever been made by any Governmental Body in a jurisdiction where an Athena Company does not file a Tax Return that it is or may be subject to Taxation by that jurisdiction which has resulted or could reasonably be expected to result in an obligation to pay material Taxes.

(e)           There are no Contracts relating to the allocating, sharing or indemnification of Taxes to which any Athena Company is a party, other than (i) the Tax Matters Agreement, and (ii) Contracts containing customary gross-up or indemnification provisions in credit agreements, derivatives, leases, and similar agreements entered into in the ordinary course of business.

(f)            Other than as part of the Athena Separation, no Athena Company has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(g)           Athena is not and has not been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)           No Athena Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i)            The Athena Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owning to any employee, independent contractor, creditor, shareholder or other Person.

(j)            No Athena Company has taken any action or knows, after consultation with outside legal counsel, of any fact that could reasonably be expected to prevent the Intended Tax Treatment.

(k)           As of the date hereof, neither Athena nor Merger Sub knows, after consultation with outside legal counsel, of any reason why (i) Athena or Everest would not be able to deliver the Tax representation letters contemplated by Section 5.5(a) and Section 5.5(b), upon which the applicable law or accounting firms may rely in rendering the opinions contemplated by Section 5.5(b), Section 7.6(a) and Section 7.6(b), (ii) Athena would not be able to obtain any opinion contemplated by Section 5.5(b) or (iii) Everest would not be able to obtain (A) the opinion contemplated by Section 7.6(a), (B) the opinion contemplated by Section 7.6(b) or (C) the Tax ruling contemplated by Section 5.5(e).

(l)            Athena has satisfied its obligations under Section 4.02(d) of the Athena Tax Matters Agreement with respect to the execution of this Agreement and with respect to the transactions contemplated by the Transaction Documents.

(m)         This Section 3.15 and, to the extent relating to Tax matters, Section 3.16, contain the sole and exclusive representations and warranties of Athena and Merger Sub in this Agreement with respect to Tax matters.

Section 3.16            Employee and Labor Matters; Benefit Plans.

(a)           (i) As of the date of this Agreement, none of the Athena Companies is a party to any collective bargaining agreement or other Contract with a labor organization, employee representative or works council representing any of its employees and there are no labor organizations, employee representatives or works councils representing, purporting to represent or, to the Knowledge of Athena, seeking to represent any employees of any of the Athena Companies; (ii) since the Applicable Date through the date hereof, there has not been any material strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Athena Companies or any of their employees; (iii) as of the date of this Agreement, there are no pending, and, to the Knowledge of Everest, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action or picketing referred to in the preceding clause (ii); (iv) as of the date of this Agreement, no labor organization, employee representative, works council, or group of employees of the Athena Companies has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and (v) as of the date of this Agreement, there is no material unfair labor practice charge, or claim or grievance pending or, to the Knowledge of Athena, threatened against any Athena Company arising under any collective bargaining agreement or other Contract with a labor organization, employee representative or works council relating to any terms or conditions of employment. The execution and delivery of this Agreement and the performance of this Agreement do not require any of the Athena Companies to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any labor organization, employee representative or works council, or any Governmental Body, with respect to any employee of any of the Athena Companies.

(b)           Section 3.16(b) of the Athena Disclosure Letter sets forth a list of each material Athena Employee Plan. Athena has Made Available to Everest the following items with respect to each material Athena Employee Plan maintained primarily in respect of individuals who are located in the United States: (i) all documents setting forth the terms of each such plan or agreement, including all amendments thereto and all related trust documents and funding arrangements; (ii) the most recent summary plan description; (iii) the most recent annual reports (Form 5500s and all schedules and financial statements attached thereto), if any; (iv) the most recent annual actuarial valuation; (v) all material correspondence in its possession regarding any such plan or agreement regarding any audit, investigation or proceeding before any Governmental Body regarding such plan or agreement or any fiduciary thereof; and (vi) in the case of any such plan intended to be qualified under Section 401(a) of the Code, the most recent IRS determination or opinion letter issued with respect to such plan.

(c)           Except as would not reasonably be expected to result in material liability to the Athena Companies, taken as a whole, (i) each of the Athena Companies and Athena Affiliates has performed in all material respects all obligations required to be performed by it under each Athena Employee Plan in respect of which any Athena Associate is a beneficiary or a party, been established and maintained in all material respects in accordance with its terms and applicable Legal Requirements; (ii) as of the date of this Agreement, there are no material audits or inquiries pending or, to the Knowledge of Athena, threatened by the IRS, the DOL or any other Governmental Body with respect to any such Athena Employee Plan (or any fiduciary thereof) in respect of which any Athena Associate is a beneficiary or a party; (iii) as of the date of this Agreement, there are no material actions, suits or claims pending, or to the Knowledge of Athena, threatened or reasonably anticipated (other than routine claims for benefits) against any such Athena Employee Plan, or against the assets of any such Athena Employee Plan, of which any Athena Associate is a beneficiary or a party; (iv) full and timely payment has been made of all material amounts which Athena or the Athena Companies are required, under applicable Legal Requirements or under any Athena Employee Plan, to have paid as a contribution or payment for any Athena Associate, in respect of any Athena Employee Plan, and all such contributions or payments for any period that are not yet due have been made, paid or properly accrued in accordance with GAAP applied on a consistent basis; (v) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary duty (as determined under ERISA) has occurred with respect to any Athena Employee Plan; and (vi) no events have occurred with respect to any Athena Employee Plan that would result in a payment or assessment by or against any of the Athena Companies of any material Taxes, liabilities or penalties (civil or otherwise).

(d)           Each Athena Employee Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of Athena, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Athena Employee Plan.

(e)           Except as would not reasonably be expected to result in material liability to the Athena Companies, taken as a whole, (i) none of the Athena Companies, and no Athena Affiliate, has ever maintained, established, sponsored, participated in or contributed to, or has any current or contingent liability under, any: (A) “defined benefit plan” (as defined in Section 3(35) of ERISA) or plan that is or was subject to Section 412 of the Code or Title IV of ERISA, (B) “multiemployer plan” (as defined in Section 3(37) of ERISA), (C) “multiple employer plan” (as defined in Section 210 of ERISA or Section 413(c) of the Code), or (D) “multiple employer welfare arrangement”(as defined in Section 3(40) of ERISA); (ii) no Athena Employee Plan provides (except at no cost to the Athena Companies or any Athena Affiliate), or reflects or represents any liability of any of the Athena Companies or any Athena Affiliate to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Athena Associate, except as may be required by COBRA or other applicable Legal Requirements; (iii) none of Athena or any of its Subsidiaries has any liability as a result of at any time being treated as a single employer under Section 414 of the Code (other than with respect to Athena or any of its Subsidiaries, as applicable); and (iv) with respect to any Athena Employee Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) the PBGC has not instituted proceedings to terminate any such Athena Employee Plan, and (C) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(f)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement would, either alone or in combination with another event, (i) entitle any Athena Associate to severance, change in control, retention or incentive pay or bonuses or any increase in severance, change in control, retention or incentive pay or bonuses under any Athena Employee Plan; (ii) accelerate the time of payment or vesting, or increase the amount, of compensation or benefits due to any Athena Associate under any Athena Employee Plan; (iii) directly or indirectly require Athena or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Athena Employee Plan; (iv) otherwise give rise to any material liability to Athena or any of its Subsidiaries under any Athena Employee Plan; or (v) result in the payment of any amount that could, individually or in combination with any other such payment, be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. None of the Athena Companies has any obligation to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for Taxes payable pursuant to Section 409A of the Code.

(g)           There are no material complaints, charges, or claims against any of the Athena Companies pending or, to the Knowledge of Athena, threatened that could be brought or filed with any Governmental Body, based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by any of the Athena Companies of any individual.

(h)           Except as would not reasonably be expected to result in material liability to the Athena Companies, taken as a whole, since the Applicable Date, Athena and its Affiliates, including the Athena Companies, are in compliance in all material respects with all Legal Requirements relating to terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, WARN and any similar state or local plant closures and mass layoffs Legal Requirements, wages (including minimum wage and overtime), hours of work, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, collective bargaining, occupational health and safety, workers’ compensation, immigration, and all other labor related matters with respect to the Athena Employees. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to any of the Athena Companies within the six (6) months prior to Closing.

(i)            Except as would not reasonably be expected to result in material liability to the Athena Companies, taken as a whole, each Athena Employee Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A of the Code) has been operated in compliance in all material respects with Section 409A of the Code and has complied in all material respects with applicable documentary requirements of Section 409A of the Code.

Section 3.17            Environmental Matters. The Athena Companies are, and since the Applicable Date have been, in compliance with all applicable Environmental Laws, including holding, maintaining and complying with all Governmental Authorizations required by applicable Environmental Laws, except where any such noncompliance would not, individually or in the aggregate, be reasonably expected to have an Athena Material Adverse Effect. There has been no Release of Hazardous Materials at any property currently or formerly owned, leased or otherwise operated by an Athena Company, or to the Knowledge of Athena, by any other Person, that would require an Athena Company to investigate and/or remediate such Release or otherwise subject such Athena Company to liability pursuant to Environmental Laws, in each case except where any such Release would not, individually or in the aggregate, be reasonably expected to have an Athena Material Adverse Effect. None of the Athena Companies has received a request for information or claim with respect to any matter that could result in liability pursuant to Environmental Law, or, to the Knowledge of Athena, is otherwise subject to an investigation pursuant to applicable Environmental Law or with respect to a Release of or disposal of or arrangement for disposal of any Hazardous Material, except with respect to any such matter that would not, individually or in the aggregate, be reasonably expected to have an Athena Material Adverse Effect.

Section 3.18            Legal Proceedings; Orders. As of the date of this Agreement, there is no material pending and served Legal Proceeding affecting the assets of Athena, the business of Athena or any of the Athena Companies or, to the Knowledge of Athena, any such pending but not served material Legal Proceeding, and, to the Knowledge of Athena, as of the date of this Agreement no Person has threatened to commence any such material Legal Proceeding. As of the date of this Agreement, there is no material Order to which any of the Athena Companies, or any of the assets of Athena, is subject.

Section 3.19            Ownership of Everest Common Stock. None of Athena or, to the Knowledge of Athena, any of its respective “affiliates” or “associates” is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) with respect to Everest. No “fair price,” “moratorium,” “control share acquisition” or other similar takeover statute or similar statue or regulation (each a “Takeover Statute”) applies to Athena or Merger Sub with respect to this Agreement, the other Transaction Documents or the Contemplated Transactions.

Section 3.20            Vote Required. The only vote of Athena’s stockholders required to consummate the Contemplated Transactions is the affirmative vote of the holders of a majority of the shares of Athena Common Stock present in person or by proxy at the Athena Stockholders’ Meeting in favor of the approval of the issuance of the Athena Common Stock pursuant to this Agreement for the purpose of approving such issuance pursuant to New York Stock Exchange Listing Rule 312.03 (the “Required Athena Stockholder Vote”). The affirmative vote of the holders of a majority of the voting power of the shares of common stock of Merger Sub is the only vote of the holders of any class or series of Merger Sub’s capital stock necessary to adopt this Agreement or consummate the Contemplated Transactions. Athena is the sole stockholder of record of Merger Sub. Athena shall, in its capacity as sole stockholder of Merger Sub, adopt this Agreement and approve the Merger by written consent as soon as practicable following execution and delivery of this Agreement.

Section 3.21            Financial Advisor. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Athena or any of its Subsidiaries.

Section 3.22            Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions and has not engaged in any business activities, incurred any liabilities or conducted any operations other than in connection with the Contemplated Transactions.

Section 3.23            Solvency. Assuming (i) the accuracy of the representations and warranties set forth in Article II and (ii) satisfaction of the conditions to Athena’s obligations to effect the Merger and otherwise consummate the Contemplated Transactions set forth in Article VI, or waiver of such conditions, upon the consummation of the Contemplated Transactions and the transactions contemplated by the other Transaction Documents, on a consolidated basis, (A) Athena will not be insolvent; (B) Athena will not be left with unreasonably small capital; (C) Athena will not have incurred debts or other liabilities beyond its ability to pay such debts or other liabilities as they mature; and (D) the capital of Athena will not be impaired.

Section 3.24            Opinion of Financial Advisor. The Athena Board has received the separate opinions (each, an “Opinion”) of each of Centerview Partners LLC and Lazard Frères & Co., each dated as of the date of this Agreement, to the effect that, based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the applicable Opinion, as of the date of such Opinion, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to Athena. A true, correct and complete copy of each of the Opinions has been delivered or made available to Everest promptly after delivery thereof.

Section 3.25            Acknowledgement by Athena. Neither Athena nor Merger Sub is relying or has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article II. The representations and warranties by Everest and Newco contained in Article II constitute the sole and exclusive representations and warranties of Everest, the Newco Companies and their respective Representatives in connection with the Contemplated Transactions and each of Athena and Merger Sub understand, acknowledge and agree that all other representations and warranties of any kind or nature, whether express, implied or statutory, are specifically disclaimed by Everest and Newco. Without limiting the generality of the foregoing, each of Athena and Merger Sub acknowledges that, except for the representations and warranties of Everest and Newco contained in Article II, no representations or warranties are made by Everest, the Newco Companies or their respective Representatives with respect to the accuracy or completeness of any information, documents or other materials (including any such materials contained in any data room or otherwise reviewed by Athena or Merger Sub or any of their respective Representatives) or any management presentations that have been or shall hereafter be provided to Athena or Merger Sub or any of their respective Representatives.

Section 3.26            Athena Financing.

(a)           On or prior to the date of this Agreement, Athena has delivered to Everest true, complete and fully executed copies of the Athena Commitment Letter. As of the date of this Agreement, (x) the Athena Commitment Letter has not been amended, waived or modified in any respect; and (y) the respective commitments contained in the Athena Commitment Letter have not been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, except for the Athena Commitment Letter, there are no side letters or other contracts, instruments or other commitments, obligations or arrangements (whether written or oral) related to any portion of the funding of the full amount of the Athena Financing.

(b)           As of the date of this Agreement, the Athena Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Athena and, to the Knowledge of Athena, the other parties thereto (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity). As of the date of this Agreement, (x) no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Athena under any term or condition of the Athena Commitment Letter and (y) Athena is not aware of any fact, event or any other occurrence that makes any of the representations or warranties of Athena in the Athena Commitment Letter inaccurate in any material respect. Athena has fully paid, or caused to be fully paid, any and all commitment fees, any other fees or any other amounts required by the Athena Commitment Letter to be paid on or before the date of this Agreement. Other than as set forth in the Athena Commitment Letter, there are no conditions precedent to the effectiveness of the Athena Financing. As of the date of this Agreement, and subject to the satisfaction of all the conditions set forth in Article VI and Article VII, Athena has no reason to believe that any of the conditions to the Athena Financing that are required to be satisfied by it or any other party to the Athena Commitment Letter as a condition to the obligations under the Athena Commitment Letter will not be satisfied on a timely basis or that the Athena Financing contemplated by the Athena Commitment Letter will not be available to Athena immediately prior to, or on, the Closing Date to the extent Athena requests the proceeds of the Athena Financing. Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Athena Financing contemplated by the Athena Commitment Letter) by or to Athena or any of its affiliates or any other financing transaction be a condition to any of the obligations of Athena or Merger Sub hereunder.

Article IV

Certain Covenants of the Parties

Section 4.1               Access and Investigation. During the period commencing on the date of this Agreement and ending as of the earlier of the termination of this Agreement or the Closing (the “Pre-Closing Period”), subject to applicable Legal Requirements, upon reasonable notice Everest and Athena shall each, and shall cause each of their respective Subsidiaries to: (i) provide the Representatives of the other party with reasonable access during normal business hours (insofar as such access is reasonably required by the requesting party) to its Representatives and assets and to all existing books, records, work papers and other documents and information relating to such Entity or any of its Subsidiaries (but in the case of Everest and its Subsidiaries, solely to the extent it relates to the Newco Business or the Newco Companies), in each case as reasonably requested by Athena or Everest, as the case may be; and (ii) provide the Representatives of the other party with such copies of the existing books, records, work papers and other documents and information relating to such Entity and its Subsidiaries (but in the case of Everest and its Subsidiaries, solely to the extent it relates to the Newco Business or the Newco Companies) as reasonably requested by Athena or Everest, as the case may be. Nothing herein shall require Everest or Athena to disclose any information if such disclosure would jeopardize any attorney-client privilege or contravene any applicable Legal Requirement or binding Contract entered into prior to the date of this Agreement; provided that the parties shall cooperate to disclose such information to the extent possible without jeopardizing such privilege or contravening such Legal Requirements or binding Contracts. All information exchanged pursuant to this Section 4.1 shall be subject to the Confidentiality Agreement.

Section 4.2               Operation of the Newco Business and the Newco Companies.

(a)           During the Pre-Closing Period, except as set forth in Section 4.2(a) of the Everest Disclosure Letter, as otherwise contemplated by this Agreement, the Distribution Agreement or the other Transaction Documents, as required by Legal Requirements or if Athena shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed): (i) Everest shall use its commercially reasonable efforts to ensure that Everest and its Subsidiaries (including the Newco Companies) conduct the Newco Business in the ordinary course in all material respects; (ii) Everest shall use its commercially reasonable efforts to ensure that Everest and its Subsidiaries (including the Newco Companies) manage the Newco Business’ working capital and maintain the Newco Companies’ books and records consistent with past practice; and (iii) to the extent consistent therewith, Everest shall use its commercially reasonable efforts to ensure that Everest and its Subsidiaries (including the Newco Companies) preserve intact the material components of their respective current business organization (solely as it relates to the Newco Business) (it being understood that Everest shall not have any requirement to pay retention bonuses or enter into similar arrangements), and maintain their respective relations and goodwill (solely as they relate to the Newco Business) in all material respects with all material suppliers, material customers, material licensors, and Governmental Bodies; provided, however, that no action by Everest or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b)           Except as set forth in Section 4.2(b) of the Everest Disclosure Letter, during the Pre-Closing Period, in each case, solely as it relates to the Newco Business, Everest shall not, and Everest shall ensure that each of the Newco Companies does not (in each case, except as otherwise contemplated by this Agreement, the Distribution Agreement or the other Transaction Documents, as required by Legal Requirements or with the prior written consent of Athena, which consent shall not be unreasonably withheld, conditioned or delayed):

(i)      sell, issue, grant, authorize the sale, issuance or grant of, or publicly announce its intention to sell, issue, or grant: (A) any capital stock or other security to any Newco Associate; (B) any option, call, warrant or right to acquire any capital stock or other security to any Newco Associate; or (C) any instrument convertible into or exchangeable for any capital stock or other security to any Newco Associate, in each case, which would constitute Everest Equity Awards (except that Everest may issue shares of Everest Common Stock upon the exercise, vesting and settlement, as applicable, of Everest Equity Awards outstanding as of the date hereof or granted in accordance with the terms of this Agreement in accordance with their terms);

(ii)      with respect to any Everest Equity Awards to Newco Associates, except as otherwise required by the terms of any Everest Employee Plan as in effect on the date of this Agreement or the Employee Matters Agreement, (A) amend or waive any of its rights under, or accelerate the vesting under, any provision of the Everest Employee Plans; (B) amend any provision of any agreement evidencing any outstanding Everest Equity Award; or (C) otherwise modify any of the terms of any outstanding Everest Equity Award, warrant or other security or any related Contract;

(iii)      amend or permit the adoption of any amendment to the certificate of incorporation, bylaws, certificate of formation, limited liability company operating agreement, or other charter or organizational documents of any Newco Company to the extent reasonably likely to adversely affect the Contemplated Transactions;

(iv)      make or commit to make any capital expenditure outside the ordinary course of business (except that the Newco Business may make any capital expenditure that: (A) is provided for in the Newco Business’ capital expense budget delivered to Athena prior to the date of this Agreement; or (B) when added to all other capital expenditures made on behalf of Everest or any of its Subsidiaries with respect to the Newco Business since the date of this Agreement but not provided for in the Newco Business’ capital expense budget delivered to Athena prior to the date of this Agreement, does not exceed an amount equal to 2.5% of the capital expense budget in the aggregate per calendar quarter);

(v)      other than in the ordinary course of business, amend in any material respect (other than an extension), terminate, or waive any material right or remedy under, any Newco Material Contract or any other Contract that is material to the Newco Business, taken as a whole, other than termination thereof upon the expiration of any such Contract in accordance with its terms or upon a material breach thereof by the counterparty thereto;

(vi)      (A) abandon, sell, assign or grant any security interest in, to or under any Newco Material Registered IP, including failing to perform or cause to be performed all necessary filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in any Newco Material Registered IP; or (B) grant to any third party any license, or enter into any covenant not to sue, with respect to any Newco Material Registered IP, in each case, except for licenses and covenants not to sue granted to customers, suppliers, distributors or vendors in the ordinary course of business and consistent with past practice;

(vii)      except as required by the terms of any Newco Plan in effect as of the date hereof or the Employee Matters Agreement, (A) increase the compensation or benefits provided to any Newco Associate other than base salary increases in the ordinary course of business consistent with past practice for those employees with annual base salary not in excess of $250,000, (B) grant or provide any change in control, severance, termination retention or similar payments or benefits (including any obligation to gross up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code) or any equity or equity-based awards to any Newco Associate, (C) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any Newco Associate, (D) establish, adopt, enter into, terminate or amend any Newco Plan or establish, adopt or enter into any plan, agreement, program, policy or other arrangement that would be a Newco Plan if it were in existence as of the date hereof, other than (x) in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs or (y) where such establishment, adoption, entering into or termination or amendment is not targeted to and has a substantially similar effect on Newco Associates relative to other employees and service providers of Everest and its Subsidiaries, (E) hire or engage, or make an offer to hire or engage, any officer, employee or individual independent contractor of any Newco Company whose annual base pay or fee exceeds $250,000, or (F) terminate the employment of any Newco Associate whose annual base pay or fee exceeds $250,000 other than for cause;

(viii)      enter into, amend, extend, or modify any collective bargaining agreement or other Contract with a labor organization, employee representative or works council representing any Newco Employees, except in the ordinary course of business and consistent with past practice and as does not materially modify existing terms and conditions or materially increase existing payments or benefits provided thereunder;

(ix)      acquire any equity interest or other interest in any other Entity, or acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for: (A) assets acquired, leased, licensed or disposed of by the Newco Business in the ordinary course of business; (B) assets that are immaterial to the business of the Newco Business; (C) sales of inventory or other assets in the ordinary course of business; (D) acquisitions for cash consideration that does not exceed $10,000,000 in the aggregate); or (E) assets permitted to be acquired pursuant to Section 4.2(b)(iv);

(x)      make any pledge of any of the material Newco Assets or permit any of the material Newco Assets to become subject to any Encumbrances, other than Permitted Encumbrances or Encumbrances that will be released prior to or at Closing;

(xi)      incur any Indebtedness outstanding in excess of $5,000,000 in the aggregate at any given time (other than (x) Indebtedness incurred in connection with working capital borrowings, overdraft facilities and letter of credit facilities or similar obligations in the ordinary course of business, (y) Indebtedness incurred in connection with the Newco Financing and (z) intercompany Indebtedness (i) owed to Everest or any of its wholly owned Subsidiaries (other than Newco and its Subsidiaries ), solely to the extent such intercompany Indebtedness will be extinguished at or prior to Closing or (ii) owed by one of Newco and its Subsidiaries to another of Newco and its Subsidiaries;

(xii)      lend money to any Person (other than (i) routine travel and business expense advances made to directors, employees or independent contractors in the ordinary course of business or (ii) loans to Everest of any of its wholly owned Subsidiaries);

(xiii)      other than (A) changes made by Everest with respect to both the Newco Business and the Everest Retained Business or (B) as required by changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

(xiv)      except as permitted pursuant to Section 5.12, settle any Legal Proceeding or other material claim in excess of $2,500,000 or as would otherwise be material to the Newco Business, taken as a whole;

(xv)      other than in the ordinary course of business and consistent with past practice, (A) make any change (or file any such change) in any method of Tax accounting; (B) make, change or rescind any Tax election; (C) settle or compromise any Tax liability or consent to any claim or assessment relating to Taxes; (D) file any amended income or other material Tax Return or claim for refund; (E) enter into any closing agreement relating to Taxes; or (F) waive or extend the statute of limitations in respect of Taxes; in each case, to the extent that doing so could reasonably be expected to result in a material incremental cost to any of the Newco Companies after the Closing;

(xvi)      write down the value of inventory or write-off as uncollectible any accounts receivable, except for immaterial write-downs and write-offs consistent with past practice in the ordinary course of business;

(xvii)      take actions to accelerate the payment of accounts receivable (by, for example, shortening payment terms or providing incentives for early payment), or delay the payments on accounts payable in a manner inconsistent with past practice in the ordinary course of business; or

(xviii)      enter into any Contract to do any of the actions described in clauses (i) through (xv) of this Section 4.2(b).

(c)           During the Pre-Closing Period, Everest shall promptly notify Athena in writing of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VI impossible or that has had or would reasonably be expected to have, individually or in the aggregate, a Newco Material Adverse Effect. No notification given to Athena pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Everest contained in this Agreement or the conditions to the obligations of the parties under this Agreement; provided, however, that a failure to comply with this Section 4.2(c) will not constitute the failure of any condition set forth in Article VI to be satisfied unless the underlying event, condition, fact or circumstance would independently result in the failure of a condition set forth in Article VI to be satisfied.

Section 4.3               Operation of the Business of the Athena Companies.

(a)           During the Pre-Closing Period, except as set forth in Section 4.3(a) of the Athena Disclosure Letter, as otherwise contemplated by this Agreement, as required by Legal Requirements or if Everest shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed): (i) Athena shall use its commercially reasonable efforts to ensure that the Athena Companies conduct their business and operations in the ordinary course in all material respects; and (ii) to the extent consistent therewith, Athena shall use its commercially reasonable efforts to ensure that the Athena Companies preserve intact the material components of their current business organization and maintain their relations and goodwill in all material respects with all material suppliers, material customers, material licensors, and Governmental Bodies; provided, however, that no action by Athena or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.3(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b)           Except as set forth in Section 4.3(b) of the Athena Disclosure Letter, during the Pre-Closing Period, Athena shall not, and Athena shall ensure that each of the other Athena Companies does not (in each case, except as otherwise contemplated by this Agreement, as required by Legal Requirements or with the prior written consent of Everest, which consent shall not be unreasonably withheld, conditioned or delayed):

(i)      declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, other than: (A) dividends or distributions between or among any of the Athena Companies to the extent consistent with past practices or (B) in connection with the exercise, vesting and settlement, as applicable, of Athena Equity Awards in accordance with their terms;

(ii)      sell, issue, grant, authorize the sale, issuance or grant of, or publicly announce its intention to sell, issue, or grant: (A) any capital stock or other security; (B) any option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that Athena may issue shares of Athena Common Stock upon the exercise, vesting and settlement, as applicable, of Athena Equity Awards in accordance with their terms);

(iii)      with respect to any Athena Equity Awards, except as otherwise required by the terms of any Athena Employee Plan as in effect on the date of this Agreement, (A) amend or waive any of its rights under, or accelerate the vesting under, any provision of the Athena Employee Plans; (B) amend any provision of any agreement evidencing any outstanding Athena Equity Award; or (C) otherwise modify any of the terms of any outstanding Athena Equity Award, warrant or other security or any related Contract;

(iv)      amend or permit the adoption of any amendment to its certificate of incorporation, bylaws, certificate of formation, limited liability company operating agreement, or other charter or organizational documents to the extent reasonably likely to adversely affect the Contemplated Transactions;

(v)      (A) abandon, sell, assign or grant any security interest in, to or under any Athena Material Registered IP, including failing to perform or cause to be performed all filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in any Athena Material Registered IP; or (B) grant to any third party any license, or enter into any covenant not to sue, with respect to any Athena Material Registered IP, in each case, except for non-exclusive licenses granted to customers, suppliers, distributors or vendors in the ordinary course of business and consistent with past practice;

(vi)      make or commit to make any capital expenditure outside the ordinary course of business (except that the Athena Companies may make any capital expenditure that: (A) is provided for in Athena’s capital expense budget delivered to Everest prior to the date of this Agreement; or (B) when added to all other capital expenditures made on behalf of all of the Athena Companies since the date of this Agreement but not provided for in Athena’s capital expense budget delivered to Everest prior to the date of this Agreement, does not exceed 2.5% of the capital expense budget in the aggregate per calendar quarter);

(vii)      other than in the ordinary course of business amend in any material respect (other than an extension), terminate, or waive any material right or remedy under, any Athena Material Contract or any other Contract that is material to the Athena Companies (taken as a whole), other than termination thereof upon the expiration of any such Contract in accordance with its terms or upon a material breach thereof by the counterparty thereto;

(viii)      except as required by the terms of any Athena Employee Plan in effect as of the date hereof, (A) increase the compensation or benefits provided to any Athena Associate other than base salary increases in the ordinary course of business consistent with past practice for those employees with annual base salary not in excess of $250,000, (B) grant or provide any change in control, severance, termination retention or similar payments or benefits to any Athena Associate (including any obligation to gross up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), (C) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any Athena Associate, (D) establish, adopt, enter into, terminate or amend any Athena Employee Plan or establish, adopt or enter into any plan, agreement, program, policy or other arrangement that would be an Athena Employee Plan if it were in existence as of the date hereof, other than (x) in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs or (y) where such establishment, adoption, entering into, termination or amendment is not targeted to Athena Associates, (E) hire or engage, or make an offer to hire or engage, any officer, employee or individual independent contractor of any Athena Company whose annual base pay or fee exceeds $250,000, or (F) terminate the employment of any Athena Associate whose annual base pay or fee exceeds $250,000 other than for cause;

(ix)      enter into, amend, extend, or modify any collective bargaining agreement or other Contract with a labor organization, employee representative or works council representing any Athena Employees, except in the ordinary course of business and consistent with past practice and as does not materially modify existing terms and conditions or materially increase existing payments or benefits provided thereunder;

(x)      acquire any equity intertest or other interest in any other Entity, or acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for: (A) assets acquired, leased, licensed or disposed of by the Athena Companies in the ordinary course of business; (B) assets that are immaterial to the business of the Athena Companies; (C) sales of inventory or other assets in the ordinary course of business; (D) acquisitions for cash consideration that does not exceed $10,000,000 in the aggregate); or (E) assets permitted to be acquired pursuant to Section 4.3(b)(vi);

(xi)      make any pledge of any of its material assets or permit any of its material assets to become subject to any Encumbrances, other than Permitted Encumbrances;

(xii)      lend money to any Person (other than routine travel and business expense advances made to directors, employees or independent contractors in the ordinary course of business), or incur or guarantee any Indebtedness in excess of $5,000,000 in the aggregate (other than revolving borrowings under the Athena Credit Agreement in the ordinary course of business);

(xiii)      other as required by changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

(xiv)      except as permitted pursuant to Section 5.12, settle any Legal Proceeding or other material claim in excess of $2,500,000 or as would otherwise be material to the Athena Companies, taken as a whole;

(xv)      other than in the ordinary course of business and consistent with past practice, (A) make any change (or file any such change) in any method of Tax accounting; (B) make, change or rescind any Tax election; (C) settle or compromise any Tax liability or consent to any claim or assessment relating to Taxes; (D) file any amended income or other material Tax Return or claim for refund; (E) enter into any closing agreement relating to Taxes; or (F) waive or extend the statute of limitations in respect of Taxes; in each case, to the extent that doing so could reasonably be expected to result in a material incremental cost to any of the Athena Companies; or

(xvi)      enter into any Contract to do any of the actions described in clauses (i) through (xv) of this Section 4.3(b).

(c)           During the Pre-Closing Period, Athena shall promptly notify Everest in writing of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VII impossible or that has had or would reasonably be expected to have, individually or in the aggregate, an Athena Material Adverse Effect. No notification given to Everest pursuant to this Section 4.3(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Athena contained in this Agreement or the conditions to the obligations of the parties under this Agreement; provided, however, that a failure to comply with this Section 4.3(c) will not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying event, condition, fact or circumstance would independently result in the failure of a condition set forth in Article VII to be satisfied.

Section 4.4               Control of Other Party’s Business. Nothing contained in this Agreement shall give Everest or Newco, directly or indirectly, the right to control or direct Athena’s business or operations prior to the Effective Time. Nothing contained in this Agreement shall give Athena, directly or indirectly, the right to control or direct the operations of the Newco Business, or the business of Newco and the Newco Companies prior to the Effective Time. Prior to the Effective Time, each of Everest, Newco and Athena shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 4.5               No Solicitation.

(a)           During the Pre-Closing Period, Everest shall not, directly or indirectly, and Everest shall cause its Subsidiaries and use reasonable best efforts to cause the respective Representatives of Everest not to, directly or indirectly:

(i)      solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to the Newco Business or Acquisition Inquiry with respect to the Newco Business;

(ii)      furnish any information regarding the Newco Business to any Person in connection with or in response to an Acquisition Proposal with respect to the Newco Business or Acquisition Inquiry with respect to the Newco Business;

(iii)      engage in discussions or negotiations with any Person relating to any Acquisition Proposal with respect to the Newco Business or Acquisition Inquiry with respect to the Newco Business;

(iv)      approve, endorse or recommend any Acquisition Proposal with respect to the Newco Business or Acquisition Inquiry with respect to the Newco Business; or

(v)      enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction or Acquisition Inquiry with respect to the Newco Business;

provided, however, that, for the avoidance of doubt, nothing in this Agreement shall preclude Everest from considering, engaging in any discussions or negotiations regarding, or furnishing to any Person any information in connection with or in furtherance of, or entering into any agreement providing for or in connection with, any Acquisition Proposal or Acquisition Inquiry with respect to Everest, its Subsidiaries, assets or businesses, so long as such Acquisition Proposal or Acquisition Inquiry (i) relates to the acquisition by a third party, directly or indirectly, of outstanding shares of Everest Common Stock or assets of one or more other businesses of Everest (other than the Newco Business); (ii) would not require the termination of this Agreement; and (iii) would not prevent or materially impair Everest from complying with its obligations hereunder or consummating the Contemplated Transactions.

(b)           During the Pre-Closing Period, Athena shall not, directly or indirectly, and Athena shall cause its Subsidiaries and use reasonable best efforts to cause the respective Representatives of the Athena Companies not to, directly or indirectly:

(i)      solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to Athena or Acquisition Inquiry with respect to Athena;

(ii)      furnish any information regarding any of the Athena Companies to any Person in connection with or in response to an Acquisition Proposal with respect to Athena or Acquisition Inquiry with respect to Athena;

(iii)      engage in discussions or negotiations with any Person relating to any Acquisition Proposal with respect to Athena or Acquisition Inquiry with respect to Athena;

(iv)      approve, endorse or recommend, or submit to the shareholders of Athena for their approval, any Acquisition Proposal with respect to Athena or Acquisition Inquiry with respect to Athena; or

(v)      enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction or Acquisition Inquiry with respect to Athena;

provided, however, that, prior to the approval of the issuance of shares of Athena Common Stock pursuant to the Merger by the Required Athena Stockholder Vote (and in no event after obtaining the Required Athena Stockholder Vote), this Section 4.5(b) shall not prohibit Athena from furnishing information regarding the Athena Companies (it being understood that in no event shall any of the Athena Companies or their respective Representatives furnish any information regarding Everest or any of its Subsidiaries (including the Newco Companies) or the Newco Business) to, or entering into discussions and negotiations with, any Person in response to a bona fide written Acquisition Proposal made after the date of this Agreement that is submitted to Athena by such Person (and not withdrawn) which, after consultation with its financial advisor and outside legal counsel, the Athena Board determines in good faith is, or is reasonably expected to, result in an Athena Superior Offer if: (A) such Acquisition Proposal did not result from a material breach of any of the provisions set forth in this Section 4.5(b); (B) the Athena Board concludes in good faith, after having consulted with its outside legal counsel, that failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Athena Board to Athena’s stockholders under applicable Legal Requirements; (C) prior to furnishing any such information to such Person, Athena receives from such Person an executed confidentiality agreement containing customary provisions (including nondisclosure provisions, use restrictions and non-solicitation provisions) at least as favorable to Athena as the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement and allowing for Athena to comply with its obligations in this Agreement; (D) Athena gives Everest written notice of the identity of such Person and (E) Athena furnishes such information to Everest prior to or substantially concurrent with the time it is provided or made available to such Person.

(c)           Each of Athena and Everest shall promptly (and in any event within 24 hours) after receipt of any Acquisition Proposal with respect to either (i) the Newco Business or (ii) Athena, as the case may be, or Acquisition Inquiry with respect to either (x) the Newco Business or (y) Athena, as the case may be, advise the other party to this Agreement orally and in writing of any such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof, including a copy of any written Acquisition Proposal or Acquisition Inquiry and any other substantive documentation in respect of such Acquisition Proposal or Acquisition Inquiry received from the proponent thereof or its Representative) that is made or submitted by any Person during the Pre-Closing Period. Each party receiving an Acquisition Proposal or Acquisition Inquiry shall keep the other party reasonably informed on a reasonably prompt basis (and in any event within 24 hours) with respect to (i) the status of any such Acquisition Proposal or Acquisition Inquiry, including, with respect to an Acquisition Proposal or Acquisition Inquiry received by Athena only, any negotiations with respect thereto and (ii) the status and terms of any material modification or proposed material modification thereto (it being understood that any change in the purchase price or form of consideration shall be deemed a material modification), including copies of any written materials (including e-mail correspondence and copies of all drafts and final versions (and any comments thereon) of agreements (including schedules and exhibits thereto)) exchanged with the proponent thereof or its Representative in connection with any such Acquisition Proposal or Acquisition Inquiry. Athena agrees that the foregoing shall not apply to any Acquisition Proposal or Acquisition Inquiry subject to the proviso in Section 4.5(a).

(d)           Each of Athena and Everest shall, and shall cause their respective Subsidiaries and use reasonable best efforts to cause their respective Representatives to, immediately cease and cause to be terminated any discussions conducted on or before the date of this Agreement with any Person that relate to any Acquisition Proposal with respect to either (i) the Newco Business or (ii) Athena, as the case may be, or Acquisition Inquiry with respect to either (x) the Newco Business or (y) Athena, as the case may be, and request the prompt return or destruction of all confidential information previously furnished.

(e)           Athena agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar Contract to which any Athena Company is a party or under which any Athena Company has any rights, and will use its reasonable efforts to cause each such agreement to be enforced at the request of Everest except to the extent that the Athena Board determines in good faith, after having consulted with its outside legal counsel, that failure to take such action would constitute a breach of the fiduciary duties of the Athena Board to its stockholders under applicable Legal Requirements.

Article V

Additional Covenants and Agreements of the Parties

Section 5.1               Registration Statements; Proxy Statement/Prospectus.

(a)           As promptly as reasonably practicable after the date hereof (i) Athena shall cause to be filed with the SEC the Athena Form S-4 Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus and (ii) Everest shall cause to be filed with the SEC a registration statement on Form 10 or a registration statement on Form S-1/S-4, as applicable (either, and together with any amendments, supplements, prospectus or information statements thereto, the “Newco Registration Statements”) to register the shares of Newco Common Stock to be distributed in the Distribution. As promptly as reasonably practicable after the Athena Form S-4 Registration Statement and the Newco Registration Statements have been declared effective, Everest shall file with the SEC a Schedule TO (together with any amendments thereto, the “Schedule TO”) if Everest elects to effect the Distribution in whole or in part by means of an Exchange Offer. Athena and Everest shall also file such other appropriate documents with the SEC as may be applicable. Each of Athena and Everest shall: (A) cause the Athena Form S-4 Registration Statement, the Proxy Statement/Prospectus, the Newco Registration Statements and the Schedule TO (if applicable) to comply with the applicable rules and regulations promulgated by the SEC; (B) promptly notify the other of, cooperate with each other with respect to, provide the other party (and its Representatives) with a reasonable opportunity to review and comment on, and respond promptly to any comments of the SEC or its staff with respect to the Athena Form S-4 Registration Statement, the Proxy Statement/Prospectus, the Newco Registration Statements or the Schedule TO (if applicable); (C) provide the other party (and its Representatives) with a reasonable opportunity to review and comment on the Athena Form S-4 Registration Statement, the Proxy Statement/Prospectus, the Newco Registration Statements or the Schedule TO (if applicable), prior to filing of any such document with the SEC; (D) have each of the Athena Form S-4 Registration Statement and the Newco Registration Statements become effective under the Securities Act and the Exchange Act, respectively, as promptly as reasonably practicable after each is filed with the SEC (it being understood that each of Athena and Everest shall use its reasonable best efforts to cause the Athena Form S-4 to become effective under the Securities Act prior to the date on which the financial statements included therein would become stale); and (E) keep each of the Athena Form S-4 Registration Statement and the Newco Registration Statements effective through the Closing in order to permit the consummation of the Contemplated Transactions. Athena shall cause to be filed with the SEC the Proxy Statement/Prospectus and shall cause the Proxy Statement/Prospectus to be mailed to Athena’s stockholders, as promptly as reasonably practicable after the Athena Form S-4 Registration Statement becomes effective under the Securities Act. Each of Athena and Everest shall promptly furnish the other party all information concerning such party, its Subsidiaries and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If, at any time prior to the Effective Time, any event or circumstance shall be discovered by either Athena or Everest, or either Athena or Everest becomes aware of any information furnished by it, in either case, that should be disclosed in an amendment or supplement to the Athena Form S-4 Registration Statement, the Proxy Statement/Prospectus, the Newco Registration Statements or the Schedule TO (if applicable) so that such document or documents would not include any untrue statement of a material fact or fail to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then such party: (i) shall promptly inform the other party thereof; (ii) shall provide the other party (and its Representatives) with a reasonable opportunity to review and comment on any amendment or supplement to the Athena Form S-4 Registration Statement, the Proxy Statement/Prospectus, the Newco Registration Statements or the Schedule TO (if applicable) prior to it being filed with the SEC; (iii) shall provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (iv) shall cooperate, if appropriate, in mailing such amendment or supplement to the stockholders of Athena or Everest (as the case may be).

(b)           Each of Athena and Everest will also take all commercially reasonable actions (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with, in the case of the Athena, the issuance of Athena Common Stock pursuant to the Merger and, in the case of Everest, the issuance of shares of Newco Common Stock in the Distribution. If any state Takeover Statute or similar Legal Requirement shall become applicable to the Contemplated Transactions, each of the parties and their respective boards of directors shall grant such approvals and take such actions within their control as are reasonably necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated hereby or by the other Transaction Documents and otherwise take such actions within their control to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

Section 5.2               Athena Stockholders’ Meeting.

(a)           As promptly as reasonably practicable following the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus, Athena: (i) shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Athena Common Stock (the “Athena Stockholders’ Meeting”) to vote on a proposal to approve the issuance of shares of Athena Common Stock pursuant to the Merger pursuant to New York Stock Exchange Listing Rule 312.03 and (ii) shall submit such proposal to such holders at the Athena Stockholders’ Meeting. Athena shall not submit any other proposals for approval at the Athena Stockholders’ Meeting without the prior written consent of Everest, such consent not to be unreasonably withheld in the event the Athena Stockholders’ Meeting is also an annual meeting of Athena’s stockholders. Athena in consultation with Everest shall set a record date for Persons entitled to notice of, and to vote at, the Athena Stockholders’ Meeting. Athena shall not change such record date for the Athena Stockholders’ Meeting without the prior written consent of Everest and shall not adjourn or otherwise postpone or delay the Athena Stockholders’ Meeting without the prior written consent of Everest; provided, however, that Athena may, without the prior written consent of Everest, adjourn or postpone the Athena Stockholders’ Meeting (i) if as of the time for which the Athena Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Athena Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Athena Stockholders’ Meeting, (ii) after consultation with Everest, to the extent necessary to ensure the distribution of any supplement or amendment to the Proxy Statement required by Legal Requirements within a reasonable amount of time in advance of the Athena Stockholders’ Meeting or, (iii) if there are insufficient affirmative votes represented (either in person or by proxy) at the Athena Stockholders’ Meeting to approve the issuance of shares of Athena Common Stock pursuant to the Merger, or (iv) after consultation with Everest, to the extent otherwise required to comply with applicable Legal Requirements; provided, further, however, that (A) unless agreed to in writing by Everest, (x) any such adjournment or postponement under the preceding clause (i) or (iii) shall be for a period of no more than ten (10) Business Days each and (y) Athena shall only be permitted to effect up to two (2) such adjournments or postponements pursuant to the preceding clauses (i) and (iii) (in the aggregate), (B) no postponement contemplated by the preceding clause (i) or (iii) shall be permitted if it would require a change to the record date for the Athena Stockholders’ Meeting and (C) if requested by Everest, Athena shall effect an adjournment or postponement of the Athena Stockholders’ Meeting under the circumstances contemplated by the preceding clause (i) or (iii) for a period of up to ten (10) Business Days each (provided, however, that Everest shall only make up to two (2) such requests, and no such request for a postponement shall be permitted if it would require a change in the record date for the Athena Stockholders’ Meeting). Athena shall use its reasonable best efforts to ensure that all proxies solicited by the Athena Companies and their Representatives in connection with the Athena Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements. Athena agrees that, unless this Agreement shall have been terminated in accordance with Article VIII, its obligations to hold the Athena Stockholders’ Meeting pursuant to this Section 5.2(a) shall not be affected by the commencement, public proposal, public disclosure or communication to Athena of any Acquisition Proposal with respect to Athena or Acquisition Inquiry with respect to Athena or by any Athena Change in Recommendation.

(b)           Except to the extent expressly permitted by Section 5.2(c): (i) the Athena Board shall recommend that Athena’s stockholders vote in favor of the issuance of shares of Athena Common Stock pursuant to the Merger at the Athena Stockholders’ Meeting, (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Athena Board recommends that Athena’s stockholders vote to approve the issuance of shares of Athena Common Stock pursuant to the Merger at the Athena Stockholders’ Meeting (such determination and recommendation being referred to as the “Athena Board Recommendation”) and (iii) the Athena Board Recommendation shall not be directly or indirectly withdrawn, modified or qualified (or proposed to be withdrawn, modified or qualified) by the Athena Board or any committee thereof in a manner adverse to Everest (an “Athena Change in Recommendation”).

(c)           Notwithstanding anything to the contrary contained in Section 5.2(a), at any time prior to the approval of the issuance of shares of Athena Common Stock pursuant to the Merger by the Required Athena Stockholder Vote, the Athena Board may (x) effect, or cause Athena to effect, as the case may be, an Athena Change in Recommendation and (y) only in the case of Section 5.2(c)(i) below, terminate or cause Athena to terminate this Agreement pursuant to Section 8.1(f) and concurrently with such termination cause Athena to enter into a definitive agreement providing for an Athena Superior Offer (subject to the satisfaction of its obligations under Section 8.3):

(i)      if: (A) Athena has not materially breached its obligations under Section 4.5; (B) after the date of this Agreement, an unsolicited, bona fide written Acquisition Proposal is made to Athena and is not withdrawn; (C) the Athena Board determines in its good faith judgment, after consulting with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes an Athena Superior Offer; (D) the Athena Board does not effect, or cause Athena to effect, an Athena Change in Recommendation at any time within four (4) Business Days (together with any subsequent shorter period as contemplated by the proviso below in this clause (D), the “Notice Period”) after Everest receives (x) written notice from Athena that the Athena Board has determined that such Acquisition Proposal is an Athena Superior Offer and (y) a summary of the material terms and conditions of the Acquisition Proposal and other information required to be provided pursuant to Section 4.5 (provided that a new notice shall be required with respect to each material modification to such offer (it being understood that any change in the purchase price or form of consideration in such offer shall be deemed a material modification) and a new Notice Period (of two (2) Business Days) shall begin); (E) during the applicable Notice Period, if requested by Everest, Athena engages in good faith negotiations, and directs its financial advisors and outside legal advisors to, engage in good faith negotiations, with Everest to amend this Agreement in such a manner that the competing Acquisition Proposal does not constitute an Athena Superior Offer; (F) at the end of the applicable Notice Period, such Acquisition Proposal has not been withdrawn and constitutes an Athena Superior Offer (taking into account any changes to the terms of this Agreement proposed by Everest as a result of the negotiations required by clause (E) or otherwise); and (G) the Athena Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Athena Superior Offer, a failure to make an Athena Change in Recommendation and/or terminate this Agreement would reasonably be likely to constitute a breach of the fiduciary duties of the Athena Board to Athena stockholders under applicable Legal Requirements; or

(ii)      if other than in connection with or as a result of the making of an Acquisition Proposal with respect to Athena or an Acquisition Inquiry with respect to Athena, a material development or change in circumstances that was not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to the Athena Board on the date of this Agreement occurs or arises after the date of this Agreement, which material development or change in circumstances becomes known to the Athena Board prior to the approval of the issuance of shares of Athena Common Stock pursuant to the Merger by the Required Athena Stockholder Vote (such material development or change in circumstances being referred to as an “Intervening Event”) (it being understood that that in no event shall (x) any action taken by either party pursuant to and in compliance with the affirmative covenants set forth in Section 5.3, and the consequences of any such action or (y) the receipt, existence of or terms of an Acquisition Proposal with respect to Athena or an Acquisition Inquiry with respect to Athena or the consequences thereof constitute an Intervening Event); (A) the Athena Board determines in its good faith judgment, after consulting with its financial advisor and outside legal counsel that an Intervening Event has occurred; (B) the Athena Board does not effect, or cause Athena to effect, an Athena Change in Recommendation at any time within four (4) Business Days after Everest receives written notice from Athena that the Athena Board has determined that an Intervening Event requires the Athena Board to effect, or cause Athena to effect, an Athena Change in Recommendation (provided that a new notice shall be required with respect to any change in circumstances and a new notice period of two (2) Business Days shall begin); (C) during such applicable period, if requested by Everest, Athena engages in good faith negotiations, and directs its financial advisors and outside legal advisors to, engage in good faith negotiations, with Everest to amend this Agreement in such a manner that obviates the need for the Athena Board to effect, or cause Athena to effect, an Athena Change in Recommendation as a result of such Intervening Event; and (D) the Athena Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Intervening Event, a failure to make an Athena Change in Recommendation would reasonably be likely to constitute a breach of the fiduciary duties of the Athena Board to Athena’s stockholders under applicable Legal Requirements.

(d)           Nothing contained in this Agreement shall prohibit the Athena Board from (i) taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Athena Board determines in good faith, after consultation with outside legal counsel, that the failure of the Athena Board to make such disclosure would constitute a breach of the fiduciary duties of the Athena Board under applicable Legal Requirements; provided, however, that (A) in no event shall this Section 5.2(d) permit the Athena Board to make an Athena Change in Recommendation except as otherwise permitted expressly pursuant to Section 5.2(c), (B) in no event shall this Section 5.2(d) affect, modify or supplement the definition of Athena Change in Recommendation herein (or to the consequences thereof in accordance with this Agreement) and (C) any such public disclosure (other than issuance by Athena of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that does not state that the Athena Board Recommendation has not changed shall be deemed to be an Athena Change in Recommendation. Athena shall provide Everest with a copy of the text of any disclosure proposed to be made pursuant to this Section 5.2(d) at the earliest practicable time in advance of such disclosure.

Section 5.3               Regulatory Approvals and Related Matters.

(a)           Each party shall file all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing or Section 5.3(b) below, Athena and Everest each shall, promptly (and in any event, with respect to clause (x), within 10 Business Days after the date of this Agreement), prepare and file (x) the notifications required under the HSR Act and (y) the mandatory notifications required under any applicable foreign Competition Laws (the “Antitrust Filings”) in connection with the Merger. Athena and Everest each shall use its reasonable best efforts to cause the expiration or early termination of any waiting period under the HSR Act, and Athena and Everest shall each (i) cooperate with the other party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly supply the other party with any information which may be required in order to effectuate notices, reports, documents or other filings with any Governmental Body required to be made pursuant to the HSR Act and the Antitrust Filings; and (iii) promptly supply any additional information which reasonably may be required by any Governmental Body in connection with Antitrust Filings or which the parties may reasonably deem appropriate. Each of Athena and Everest will notify the other party promptly upon the receipt of (and, if in writing, share a copy of) any material communication received by such party from, or given by such party to, any Governmental Bodies and of any material communication received or given in connection with any proceeding by a private party, in each case in connection with the Contemplated Transactions. Whenever any event occurs that is required to be set forth in an amendment or supplement to any Antitrust Filings, Athena or Everest, as the case may be, will promptly inform the other party of such occurrence and cooperate in filing with the applicable Governmental Body (and share a copy of) such amendment or supplement. Each of Athena and Everest shall give the other party prompt notice of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other Contemplated Transactions, shall keep the other party reasonably informed as to the status of any such Legal Proceeding or threat, and, in connection with any such Legal Proceeding, will permit authorized representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

(b)           Upon the terms and subject to the conditions set forth in this Agreement, each of Athena, Everest, Merger Sub and Newco agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary or advisable to satisfy each of the conditions set forth in Articles VI and VII, consummate the Merger and make effective the other Contemplated Transactions (provided that no party shall be required to waive any of the conditions set forth in Articles VI or VII, as applicable, to its obligations to consummate the Merger and the other Contemplated Transactions) in each case as promptly as is reasonably practicable but in any event so as to permit the Closing to occur prior to the End Date. Without limiting the generality of the foregoing, but subject to this Section 5.3(b), each party to this Agreement agrees to use its reasonable best efforts to: (i) as promptly as practicable, prepare and file all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other Contemplated Transactions; (ii) obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other Contemplated Transactions (including Athena providing a guarantee of Newco Companies’ obligations reasonably necessary to obtain such Consents); and (iii) lift any restraint, injunction or other legal bar to the Merger (provided that, other than fees and expenses of outside counsel and other Representatives, except to the extent required pursuant to Section 5.3(d) but subject to Section 5.3(e), no party shall be required to make any payment, assume any material obligations or offer or grant any material concessions to any Person (other than any Governmental Bodies) to obtain any Consent). The parties shall jointly devise, control and direct the strategy and timing for, and the making of all material decisions relating to, obtaining any Consent of a Governmental Body contemplated by this Section 5.3.

(c)           Each party shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire any business or entity, or otherwise acquire or agree to acquire any assets, if doing so would reasonably be expected to delay or prevent consummation of the Contemplated Transactions, increase the risk of not obtaining any consents of any Governmental Body necessary to consummate the Contemplated Transactions or give rise to a requirement to obtain any additional Governmental Authorizations not currently required to consummate the Contemplated Transactions.

(d)           Subject to the limitations set forth below in Section 5.3(e), Athena agrees to take, or cause to be taken (including by its Subsidiaries (including, for this purpose, from and after the Closing, the Newco Companies)), any and all steps and to make, or cause to be made (including by its Subsidiaries (including, for this purpose, from and after the Closing, the Newco Companies)), any and all undertakings necessary to resolve such objections, if any, that a Governmental Body may assert under any Competition Law with respect to the transactions contemplated by this Agreement, and to avoid or eliminate any impediment under any Competition Law that may be asserted by any Governmental Body with respect to the transactions contemplated by this Agreement, in each case, so as to enable the Closing to occur as promptly as practicable and in any event no later than the End Date, including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of the Athena Companies (including, for this purpose, from and after the Closing, the Newco Companies), (y) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of any of the Athena Companies (including, for this purpose, from and after the Closing, the Newco Companies) and (z) otherwise taking or committing to take any action that would limit any of the Athena Companies’ (including, for this purpose, from and after the Closing, the Newco Companies) freedom of action with respect to, or their ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of the Athena Companies (including, for this purpose, from and after the Closing, the Newco Companies), in each case as may be required in order to obtain all expirations or terminations of waiting periods required under any Competition Law or to avoid the commencement of any action by a Governmental Body to prohibit the transactions contemplated by the Agreement under any Competition Law, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any action or Legal Proceeding seeking to prohibit the transactions contemplated by this Agreement or delay the Closing beyond the End Date (each, a “Divestiture Action”).

(e)           Notwithstanding anything in this Agreement to the contrary, none of the Athena Companies (including, for this purpose, from and after the Closing, the Newco Companies) shall be required to (and without the prior written consent of Everest shall not) take any Divestiture Action that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Athena Companies, taken as a whole, after giving effect to the Contemplated Transactions (including, for this purpose, treating the Newco Companies as Athena Companies).

Section 5.4               Disclosure. Athena and Everest shall consult with each other before issuing any press release or otherwise making any public statement regarding this Agreement or the Contemplated Transactions. Everest shall consult with Athena and consider the views and comments of Athena before any of the Newco Companies or any of their Representatives sends any emails or other documents to the Newco Associates generally or otherwise communicate with the Newco Associates generally, with respect to the Merger or any of the other Contemplated Transactions. Athena shall consult with Everest and consider the views and comments of Everest before any of the Athena Companies or any of their Representatives sends any emails or other documents to the Everest Associates generally or otherwise communicate with the Everest Associates generally, with respect to the Merger or any of the other Contemplated Transactions. Notwithstanding the foregoing: (i) each party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party); (ii) each party may, without the prior consent of the other party hereto, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement or the rules and regulations of the New York Stock Exchange, in which case such party shall use its reasonable best efforts to consult in good faith with the other party hereto prior to issuing any such press release or making any such public announcement or statement; and (iii) Athena need not consult with Everest in connection with any press release, public statement or filing to be issued or made with respect to any Athena Change in Recommendation, provided that Athena shall provide Everest with a copy of the text of any disclosure proposed to be made pursuant to the foregoing at the earliest practicable time in advance of such disclosure.

Section 5.5               Tax Matters.

(a)           Everest shall use reasonable best efforts to cause the delivery of (i) the Tax ruling contemplated by Section 5.5(e) and (ii) the opinions contemplated by Section 7.6(a) and Section 7.6(b), including using reasonable best efforts to deliver to Skadden, Arps, Slate, Meagher & Flom LLP and to KPMG LLP, or such other nationally recognized law firm(s) or accounting firm(s) reasonably acceptable to Everest, Tax representation letters dated as of the Closing Date and signed by an officer of Everest containing representations of Everest and Newco, in each case as reasonably necessary and appropriate to enable such advisors to render such opinions. Athena shall use reasonable best efforts to cause the delivery of (i) the Tax ruling contemplated by Section 5.5(e) and (ii) the opinions contemplated by Section 7.6(a) and Section 7.6(b), including using reasonable best efforts to (A) deliver to Skadden, Arps, Slate, Meagher & Flom LLP and to KPMG LLP, or such other nationally recognized law firm(s) or accounting firm(s) reasonably acceptable to Everest, Tax representation letters dated as of the Closing Date and signed by an officer of Athena containing representations of Athena and Merger Sub, in each case as reasonably necessary and appropriate to enable such advisors to render such opinions and (B) ensure that the terms and conditions of any Contract in respect of Indebtedness of Athena or any of its Subsidiaries (including any such Contract contemplated by Section 5.14) would not reasonably be expected to prevent such opinions from being delivered.

(b)           Everest shall use reasonable best efforts to cause the delivery of any opinion required to be rendered in connection with the Athena Form S-4 Registration Statement or Newco Registration Statement (collectively, the “Registration Statements”), including using reasonable best efforts to deliver to Weil, Gotshal & Manges LLP, or such other nationally recognized law firm or accounting firm reasonably acceptable to Athena, Tax representation letters dated as of the date each Registration Statement is declared effective by the SEC and signed by an officer of Everest containing representations of Everest and Newco, in each case as reasonably necessary and appropriate to enable counsel to render any such opinion. Athena shall use reasonable best efforts to cause the delivery of any opinion required to be rendered in connection with the Registration Statements, including using reasonable best efforts to deliver to Weil, Gotshal & Manges LLP, or such other nationally recognized law firm or accounting firm reasonably acceptable to Athena, Tax representation letters dated as of the date each Registration Statement is declared effective by the SEC and signed by an officer of Athena containing representations of Athena and Merger Sub, in each case as reasonably necessary and appropriate to enable counsel to render any such opinion.

(c)           In rendering the opinions referred to in Sections 5.5(a) and 5.5(b), counsel shall be permitted to rely upon covenants and assume the accuracy of the Tax representation letters provided by each of Everest and Athena pursuant to Sections 5.5(a) and 5.5(b), as applicable; provided, each of Everest and Athena, respectively, shall be entitled to a reasonable amount of time to provide the other party with written comments to the Tax representation letters in support of the opinions referred to in Sections 5.5(a) and 5.5(b).

(d)           The parties hereto acknowledge that, prior to the date hereof, Everest has submitted the Ruling Requests set forth on Schedule 5.5(d). No Ruling Request shall be filed with a Taxing Authority after the date hereof unless, prior to such filing, Athena shall have agreed (which agreement shall not be withheld unreasonably, conditioned or delayed) as to the contents of such Ruling Request, to the extent that such contents include information about Athena or its Subsidiaries or the actions that Newco or its Subsidiaries will take (or refrain from taking) after the Distribution (each such Ruling Request, a “Specified Ruling Request”). Everest shall provide Athena with copies of any Specified Ruling Request promptly following the filing thereof (subject to the proviso regarding Redactable Information, below). Everest shall use its reasonable best efforts to notify Athena of any substantive communications with or from a Taxing Authority regarding any material issue arising with respect to any Specified Ruling Requests, provided, that Everest may redact from such Specified Ruling Requests any information that (x) Everest, in its good faith judgment, considers to be confidential information or legal analyses/qualifications which in either case are not information about Athena or its Subsidiaries or the actions that Newco or its Subsidiaries will take (or refrain from taking) after the Distribution or (y) is not (and is not reasonably expected to become) a part of any other publicly filed information (such information described in clauses (x) and (y), “Redactable Information”) prior to providing such Specified Ruling Requests to Athena.

(e)           If Everest is notified by Skadden, Arps, Slate, Meagher & Flom LLP, KPMG LLP or a Taxing Authority that it expects the Tax ruling set forth on Schedule 5.5(e) will not be delivered by the Closing Date, or upon discovery by Everest of any other fact that could reasonably be expected to prevent the delivery of such Tax ruling, Everest shall promptly notify Athena.

(f)            From and after the date of this Agreement and until the Effective Time, each of Athena, Everest, Newco, Merger Sub and their respective Affiliates shall use its reasonable best efforts to ensure that (i) the Newco Contribution and Distribution, taken together, will qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code and none of Everest, the Everest stockholders, or Newco will recognize gain or loss in connection therewith (including, in the case of Everest, as a result of Everest’s receipt of the Cash Payment and excluding, in the case of the Everest stockholders, as a result of the receipt of cash in lieu of fractional shares of Athena Common Stock as contemplated by Section 1.5(c)) for U.S. federal income tax purposes and (ii) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code (collectively, the “Intended Tax Treatment”), and shall not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Intended Tax Treatment.

Section 5.6               Listing. As promptly as practicable following the date hereof, Athena shall use reasonable best efforts to cause the shares of Athena Common Stock to be issued pursuant to the Merger, to be approved for listing (subject to notice of issuance) on the New York Stock Exchange at or prior to the Effective Time.

Section 5.7               Resignation of Officers, Managers and Directors. Everest shall use reasonable best efforts to obtain and deliver to Athena at or prior to the Effective Time the resignation of each officer, manager and/or director of each of the Newco Companies (other than those, if any, that are continuing as officers of Athena pursuant to Section 5.8 or as otherwise agreed upon by the parties).

Section 5.8               Board of Directors and Management of Athena following the Closing.

(a)           The parties shall take all actions necessary to cause two (2) individuals designated by Everest (the “Everest Board Designees”) to be appointed as directors of Athena from the Effective Time; provided, however, that Everest shall provide Athena with the names of the Everest Board Designees within ninety (90) days following the date of this Agreement, or such other date as is mutually agreed in writing between Athena and Everest. Each of the Everest Board Designees must qualify as an “independent director,” as such term is defined in in New York Stock Exchange Rule 303A.02. One of the Everest Board Designees shall be appointed as a Class I director of Athena and one of the Everest Board Designees shall be appointed as a Class II director of Athena. Athena shall take all actions reasonably necessary to ensure that the Athena Board nominates, to the extent consistent with its fiduciary duties, each of the Everest Board Designees to serve a full new term on the Athena Board immediately following the expiration of such director’s class term. In the event that an Everest Board Designee is (i) unwilling or unable to serve from and after the Closing, (ii) unwilling or unable to serve at the time of the commencement of such new term or (iii) not nominated to serve such new term, then Everest shall designate a replacement, reasonably acceptable to the Governance and Nominating Committee of the Athena Board, for such director prior to the Closing or the commencement of such new term, as applicable.

(b)           The parties shall take all actions necessary to ensure that, effective upon or immediately following the Closing, the officers of Athena shall consist of the persons designated in accordance with the procedures set forth on Schedule 5.8(b), each to hold office from and after the Closing until such officer’s successor is elected and qualified or until such officer’s earlier death, resignation or removal.

Section 5.9               Section 16 Matters. Prior to the Effective Time, each of Athena, Everest and Newco shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to approve in advance in accordance with the procedures set forth in Rule 16b-3 under the Exchange Act any dispositions of shares of Newco Common Stock (including derivative securities with respect to shares of Newco Common Stock) arising in connection with the Contemplated Transactions directly or indirectly made by each individual who is subject to Section 16 of the Exchange Act with respect to Newco as an officer or director of Newco, and any acquisitions of Athena Common Stock (including derivative securities with respect to Athena Common Stock) arising in connection with the Contemplated Transactions directly or indirectly made by each individual who is or will be subject to Section 16 of the Exchange Act with respect to Athena as an officer or director of Athena.

Section 5.10            Headquarters of the Combined Company. The headquarters of the Surviving Corporation after the Effective Time shall be located in The Woodlands, Texas.

Section 5.11            Obligations of Merger Sub and Newco. Athena shall take all action necessary to cause Merger Sub and, after the Effective Time, the Surviving Corporation, as applicable, to perform their respective obligations under this Agreement and to consummate the Contemplated Transactions upon the terms and subject to the conditions set forth in this Agreement. Everest shall take all action necessary to cause Newco, prior to the Effective Time, to perform its obligations under this Agreement and to consummate the Contemplated Transactions upon the terms and subject to the conditions set forth in this Agreement.

Section 5.12            Securityholder Litigation.

(a)           Everest shall give Athena the right to participate in the defense or settlement of any securityholder litigation against Everest and/or the Everest Board relating to the Contemplated Transactions. In no event shall Everest enter into or agree to any settlement with respect to such securityholder litigation without Athena’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)           Athena shall give Everest the right to participate in the defense or settlement of any securityholder litigation against Athena and/or the Athena Board relating to the Contemplated Transactions. In no event shall Athena enter into or agree to any settlement with respect to such securityholder litigation without Everest’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)           For purposes of this Section 5.12, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to any securityholder litigation by the litigating party (to the extent the attorney-client privilege between the litigating party and its counsel is not undermined or otherwise affected), and the non-litigating party may offer comments or suggestions with respect to the litigation but will not be afforded any decision making power or authority over the litigation, except for the right to consent to any settlement as set forth in Sections 5.12(a) or 5.12(b), as applicable.

Section 5.13            Financial Statements.

(a)           Everest will use reasonable efforts to procure, at its expense, the delivery of the consents of its independent accountants required to be filed with the Athena Form S-4 Registration Statement or any future registration statement until such independent accountant consents are no longer required.

(b)           Everest shall use its reasonable best efforts to, as promptly as reasonably practicable and no later than forty five (45) calendar days after the end of any fiscal quarter or ninety (90) calendar days after the end of any fiscal year (or as promptly thereafter as possible), prepare and furnish to Athena copies of financial statements of the Newco Business as of and for the periods ending on any fiscal quarterly and annual periods ending after the date of this Agreement and prior to the Closing Date, in each case together with the notes thereto, and prepared from the books and records of Everest and its Subsidiaries and in accordance with GAAP (it being understood, however, that the Newco Business has not been operating historically as a separate “standalone” entity or reporting segment and, therefore, the financial statements of the Newco Business will reflect certain allocations made that may not reflect what would have been incurred if the Newco Business had been a standalone business) applied on a consistent basis through the periods involved (except as may otherwise be required under GAAP) and the rules and regulations of the SEC, including the requirements of Regulation S-X, and, in the case of the combined financial statements of the Newco Business for any fiscal year, Everest shall use its reasonable best efforts to ensure that such financial statements shall be audited and accompanied by a report of the independent accountants for the Newco Business and for any quarterly period, Everest shall use its reasonable best efforts to ensure that such financial statements shall be reviewed by the independent accountants for the Newco Business. When delivered, such financial statements shall present fairly in all material respects the combined financial position and combined and consolidated results of operations of the Newco Business as of the dates and for the periods shown therein.

(c)           In connection with the filing of the Athena Form S-4 Registration Statement and other SEC filings, Everest shall use reasonable efforts during the Pre-Closing Period and after the Closing to (i) cooperate with Athena to prepare pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for SEC filings, including the requirements of Regulation S-X, and (ii) provide and make reasonably available upon reasonable notice the senior management employees of Everest to discuss the materials prepared and delivered pursuant to this Section 5.13(c).

Section 5.14            Financing.

(a)           Subject to the terms and conditions of this Section 5.14, Newco shall use reasonable best efforts to (i) cause the conditions and comply with the obligations that are set forth in the Newco Commitment Letter applicable to, and within the control of, or that require the cooperation of, Newco to be fulfilled (or waived, if deemed advisable by Newco) in a timely fashion in accordance with its terms, (ii) maintain the Newco Commitment Letter in effect until the earlier of the initial funding of the Newco Financing or the date that the Newco Financing Agreements (as defined below) become effective, (iii) negotiate definitive agreements with respect thereto, on the terms and conditions contained therein (including the “market flex” provisions) or on such other terms that would not be prohibited by Section 5.14(e) (the “Newco Financing Agreements”) and (iv) if all conditions precedent under the Newco Commitment Letter or the Newco Financing Agreements have been satisfied, on the Closing Date, cause the Newco Financing Sources to fund the Newco Financing.

(b)           Subject to the terms and conditions of this Section 5.14, Athena shall use, prior to the Amendment Effective Date, reasonable best efforts to (i) cause the conditions and comply with the obligations that are set forth in the Athena Commitment Letter applicable to, and within the control of or that require the cooperation of, Athena to be fulfilled (or waived, if deemed advisable by Athena) in a timely fashion in accordance with its terms, (ii) maintain the Athena Commitment Letter in effect until the earlier of the initial funding of the Athena Financing or the occurrence of the Amendment Effective Date, (iii) negotiate definitive agreements with respect to the Athena Commitment Letter, on the terms and conditions contained therein or on such other terms that would not be prohibited by Section 5.14(f) (the “Athena Financing Agreements”) and (iv) if all conditions precedent under the Athena Commitment Letter or the Athena Financing Agreements have been satisfied cause the Athena Financing Sources to consummate the Athena Financing.

(c)           Athena and Newco shall each give the other prompt written notice (i) of any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to their respective Commitment Letters or their respective Financing Agreements, (ii) of the receipt of any written notice of any actual or threatened withdrawal, repudiation or termination of either Financing by any of the respective Financing Sources, (iii) of the receipt of any written notice of any material dispute or disagreement between or among any of the parties to their respective Commitment Letters or their respective Financing Agreements, (iv) of any amendment or modification of, or waiver under, their respective Commitment Letters or their respective Financing Agreements or (v) if for any reason either believes in good faith that it will not be able to timely obtain all or any portion of the Newco Financing or the Athena Financing (to the extent the Athena Commitment Letter is still in effect), as applicable, on the terms and conditions and in the manner or from the sources contemplated by the Newco Commitment Letter or the Athena Commitment Letter, as applicable, or the Newco Financing Agreements or the Athena Financing Agreements, as applicable.

(d)           Newco and Athena shall keep one another informed upon reasonable request and in reasonable detail, as soon as reasonably practicable (but in any event within three Business Days upon receipt of such reasonable request) of the status of their efforts to arrange the Newco Financing and the Athena Financing, as applicable. In addition, Athena shall keep Newco informed upon reasonable request and in reasonable detail, as soon as reasonably practicable (but in any event within three Business Days upon receipt of such reasonable request) of the status of the effectiveness of the Athena Credit Agreement Amendment. The terms and conditions of (i) the Newco Financing Agreements shall be reasonably satisfactory in form and substance to Athena and (ii) the Athena Financing Agreements and any Athena Credit Agreement Amendment, in each case to the extent such agreement becomes effective, shall be reasonably satisfactory in form and substance to Newco.

(e)           Newco may not amend, modify, replace, waive or change any material provision in the Newco Commitment Letter or any of the Newco Financing Agreements in any material respect without obtaining the prior written consent of Athena (such consent not to be unreasonably withheld, conditioned or delayed) (it being understood that, among other things, any amendment, modification, replacement, waiver or change to the ability of Newco or any of its affiliates to approve the selection of financial institutions or other entities that will participate as term lenders under the Newco Commitment Letter or the Newco Financing Agreements, and the allocations of commitments to the lenders thereunder, shall be an amendment, modification, replacement, waiver or change of a material provision in a material respect). Notwithstanding anything to the contrary set forth herein, Newco may modify, supplement, or amend the Newco Commitment Letter or any of the Newco Financing Agreements, to add lead arrangers, bookrunners, syndication agents, documentation agents, lenders or similar entities that have not executed the Newco Commitment Letter as of the date hereof. In such event, the term “Newco Commitment Letter” as used herein shall be deemed to include such new or amended commitment letters (including all exhibits, schedules, and attachments thereto) and fee letters entered into in accordance with this Section 5.14(e), the term “Newco Financing” as used herein shall be deemed to include any substitute financing obtained in accordance with this Section 5.14(e), and the term “Newco Financing Agreements” shall be deemed to include the new or amended definitive agreements with respect to the Newco Financing entered into in accordance with this Section 5.14(e).

(f)            Athena may not amend, modify, replace, waive or change any material provision in the Athena Commitment Letter or any of the Athena Financing Agreements in any material respect without obtaining the prior written consent of Everest (such consent to be exercised in furtherance of Section 5.5(a) and Section 5.5(f) only and not to be unreasonably withheld, conditioned or delayed) (it being understood that, among other things, any amendment, modification, replacement, waiver or change to the ability of Athena or any of its affiliates to approve the selection of financial institutions or other entities that will participate as term lenders under the Athena Commitment Letter or the Athena Financing Agreements, and the allocations of commitments to the lenders thereunder, shall be an amendment, modification, replacement, waiver or change of a material provision in a material respect). Notwithstanding anything to the contrary set forth herein, Athena may modify, supplement, or amend the Athena Commitment Letter or any of the Athena Financing Agreements, to add lead arrangers, bookrunners, syndication agents, documentation agents, lenders or similar entities that have not executed the Athena Commitment Letter as of the date hereof. In such event, the term “Athena Commitment Letter” as used herein shall be deemed to include such new or amended commitment letters (including all exhibits, schedules, and attachments thereto) and fee letters entered into in accordance with this Section 5.14(f), the term “Athena Financing” as used herein shall be deemed to include any substitute financing obtained in accordance with this Section 5.14(f), and the term “Athena Financing Agreements” shall be deemed to include the new or amended definitive agreements with respect to the Athena Financing entered into in accordance with this Section 5.14(f).

(g)           On and prior to (x) the Closing, Everest and Newco shall and shall cause their Subsidiaries, officers, employees, advisors and representatives (including legal and accounting) to provide such cooperation to Athena and Merger Sub as may reasonably be requested in connection with obtaining the Athena Financing and (y) the Distribution, Athena and Merger Sub shall and shall cause their Subsidiaries, officers, employees, advisors and representatives (including legal and accounting) to provide such cooperation to Everest and Newco as may reasonably be requested in connection with obtaining the Newco Financing, in each case of clause (x) and (y), including the following, as applicable: (i) furnishing as promptly as practicable financial information required in connection with such Financing and other financial and pertinent information regarding the applicable parties reasonably requested by Athena or Everest, as applicable, (ii) at reasonable times and upon reasonable notice, causing their management team, with appropriate seniority and expertise, to participate in, and assist in preparation for, a reasonable number of meetings, due diligence sessions, conference calls, drafting sessions, rating agency presentations and similar presentations to and with prospective lenders, (iii) using reasonable best efforts to (A) assist in negotiation, execution and delivery of definitive financing documentation and schedules and exhibits thereto (including collateral agreements and officer’s certificates); provided, however, that no solvency certificate shall have to be required to be executed and delivered except as set forth below and (B) facilitate the pledging of collateral, (iv) in the case of Athena and Merger Sub, ensure that the syndication efforts for the Newco Financing benefit from Athena’s existing lending and banking relationships, (v) in the case of Athena and Merger Sub, obtaining, prior to the launch of syndication of the Newco Financing, public corporate ratings of Athena from each of Moody’s Investor Survives, Inc. and Standard & Poor’s Ratings Services, (vi) furnishing Everest and Athena, as applicable, and the applicable Financing Sources promptly, and in any event no later than 10 Business Days prior to the Closing Date, with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that has been reasonably requested by Athena and Everest, as applicable, at least 3 Business Days prior to the Closing Date, (vii) causing the taking of corporate and other actions reasonably necessary to permit the consummation of the applicable Financing on the Closing Date and to permit the proceeds thereof to be made available (A) on or prior to the Distribution, in the case of Everest and Newco, or (B) the Closing, in the case of Athena and Merger Sub, (viii) supplementing the information required to be delivered pursuant to this Section 5.14(g) from time to time to ensure that it does not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make such information not materially misleading in light of the circumstances under which such statements were made and (ix) in the case of Athena and Merger Sub, providing a customary letter authorizing the dissemination of Public Information Materials (as defined in the Newco Commitment Letter) and confirming the absence of material non-public information (within the meaning of the United Sates federal securities law) with respect to Athena and its subsidiaries; provided, however, that irrespective of the above, no obligation of Everest or its Subsidiaries (including the Newco Companies) or Athena or its Subsidiaries (including Merger Sub) under any certificate, document, agreement or instrument shall be effective until the Effective Time and none of Everest or its Subsidiaries (including the Newco Companies) nor Athena or its Subsidiaries (including Merger Sub) shall be required to take any action (A) under any certificate, document, agreement or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time or (B) that would reasonably be expected to cause any director, officer or employee of Everest or its Subsidiaries (including the Newco Companies) to incur any personal liability. None of Everest or its Subsidiaries (including the Newco Companies) shall be required to take any action (i) that would cause any representation in this Agreement to be breached by Everest or any of its Subsidiaries (including the Newco Companies) or (ii) that would result in a material violation or breach of, or default under, any material Contract to which Everest or any of its Subsidiaries (including the Newco Companies) is party, the organizational documents of Everest or its Subsidiaries or any applicable Legal Requirements. Neither Everest nor its Subsidiaries (including the Newco Companies) shall be required (i) to provide access to or disclose information that Everest or any of its Subsidiaries (including the Newco Companies) reasonably determines would jeopardize any attorney-client privilege of Everest or any of its Subsidiaries (including the Newco Companies) or (ii) to deliver or cause to be delivered any opinion of counsel in connection with the Athena Financing. Notwithstanding anything to the contrary in the foregoing, nothing contained in this Section 5.14 shall require cooperation to the extent it would interfere unreasonably with the business operations of the applicable party hereto (it being understood and agreed that compliance with the requirements set forth in this clause (g) will not unreasonably interfere with the business operations), encumber any of assets prior to Closing, require the applicable party to pay any commitment or similar fee in connection with the Financing prior to the Closing Date (unless simultaneously reimbursed pursuant to the terms of this Agreement), or impose any liability on the applicable party prior to the Closing (it being understood and agreed that compliance with the requirements set forth in this clause (g) will not impose any liability. Notwithstanding anything in the contrary to the foregoing, prior to the Distribution, Athena shall (x) on the Closing Date and prior to the closing of the Newco Financing, execute and deliver a solvency certificate, executed by the chief financial officer of Athena, in substantially the form attached as Exhibit C to the Newco Commitment Letter, and (y) deliver to Everest the financial statement referred to in clause (vi)(C) of Exhibit B to the Newco Commitment Letter.

(h)           Other than pursuant to an Athena Credit Agreement Amendment that complies with Section 5.14(d), Athena shall not (i) amend, restate, amend and restate, replace, refinance, supplement or otherwise modify the Athena Credit Agreement, nor (ii) reprice, repay, pre-pay, pay down, redeem, retire, defease or otherwise satisfy any term loan obligations under the Athena Credit Agreement, other than as required thereunder, in each case, without the consent of Newco (such consent to be exercised in furtherance of Section 5.5(a) and Section 5.5(f) only and not to be unreasonably withheld, conditioned or delayed); provided, that, it is understood and agreed that Athena may voluntarily prepay the terms loan obligations (other than with the proceeds of Indebtedness for borrowed money) under the Athena Credit Agreement in an amount not to exceed $100,000,000.

Section 5.15             D&O Indemnification.

(a)           From and after the Effective Time, Athena shall indemnify and hold harmless each Person who at the Effective Time is a present or former director or officer of any Newco Company (each a “D&O Indemnitee”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that a D&O Indemnitee was a director or officer of a Newco Company at or prior to the Effective Time, in each case, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Everest or any of its Subsidiaries (including the Newco Companies), as the case may be, would have been permitted under the applicable Legal Requirements to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under applicable Legal Requirements).

(b)           Notwithstanding anything contained in this Agreement to the contrary, this Section 5.15(b) shall survive the consummation of the transactions contemplated hereby and shall be binding, jointly and severally, on all successors and assigns of Athena and Newco and are intended to be for the benefit of, and will be enforceable by, each present and former director and officer of any Newco Company and his or her heirs and representatives. In the event that Athena or Newco or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Athena or Newco, as the case may be, shall succeed to the obligations set forth in this Section 5.15(b).

(c)           Athena acknowledges that the D&O Indemnitees may have certain rights to indemnification, insurance and/or advancement of expenses from other Persons (directly or by insurance retained by such Person) (the “Other Indemnitors”). Athena hereby agrees and acknowledges that (i) it is the indemnitor of first resort with respect to the D&O Indemnitees, (ii) it shall be required to advance the full amount of expenses incurred by the D&O Indemnitees, as required by the terms of this Agreement, without regard to any rights the D&O Indemnitees may have against the Other Indemnitors and (iii) it irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. Athena further agrees that no advancement or payment by the Other Indemnitors on behalf of Everest or any of its Subsidiaries with respect to any claim for which the D&O Indemnitees have sought indemnification from such Entities shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the D&O Indemnitees against Everest or any of its Subsidiaries.

Article VI

Conditions Precedent to Obligations of Athena and Merger Sub

The obligations of Athena and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

Section 6.1               Accuracy of Representations.

(a)           The representation and warranty in Section 2.7(b) shall be true and correct in all respects as of the date of this Agreement.

(b)           Each of the Everest Designated Representations (without giving effect to any materiality or “Newco Material Adverse Effect” qualifications therein) shall be true and correct in all material respects both as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except, in each case, for any such representations and warranties made as of a specific date, which shall be so true and correct in all material respects as of such date).

(c)           The representations and warranties in Section 2.4 shall be true and correct, subject only to de minimis inaccuracies, both as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct subject only to de minimis inaccuracies as of such date).

(d)           Each of the representations and warranties of Everest (other than the Everest Designated Representations and the representations and warranties in Section 2.4 and Section 2.7(b)) shall be true and correct in all respects (without giving effect to any materiality or “Newco Material Adverse Effect” qualifications therein) both as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except, in each case, for any such representations and warranties made as of a specific date, which shall have been so true and correct in all respects as of such date), except where the failure of such representations and warranties to be so true and correct in all respects has not had, and would not reasonably be expected to have, individually or in the aggregate, a Newco Material Adverse Effect.

Section 6.2               Performance of Covenants. The covenants and obligations in this Agreement that Everest, Newco or the other Newco Companies are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

Section 6.3               Effectiveness of Registration Statements. (a) The Athena Form S-4 Registration Statement and the applicable Newco Registration Statement each shall have become effective in accordance with the provisions of the Securities Act and the Exchange Act, respectively; (b) no stop order shall have been issued by the SEC and each shall remain in effect; (c) no proceeding seeking such a stop order shall have been initiated by the SEC and remain pending or shall be threatened by the SEC; and (d) (i) if the Distribution is effected in whole or in part as an Exchange Offer, the applicable offer period and any extensions thereof in the Exchange Offer required by applicable securities laws shall have expired and (ii) if the Distribution is effected in whole or in part as a Spin-Off, the applicable notice periods required by applicable stock exchange rules or securities laws shall have expired.

Section 6.4               Athena Stockholder Approval. The issuance of shares of Athena Common Stock pursuant to the Merger shall have been duly approved by the Required Athena Stockholder Vote.

Section 6.5               Separation and Distribution. The transactions contemplated by the Distribution Agreement shall have been consummated in accordance with and subject to the terms of this Agreement and the Distribution Agreement, and the Tax Matters Agreement, the Transition Services Agreement, the Cross-Supply Agreement, and the Intellectual Property Matters Agreement each shall have been executed and delivered by the parties (other than Athena or Merger Sub) thereto.

Section 6.6               Certificate. Athena and Merger Sub shall have received a certificate executed by the Chief Executive Officer of Everest confirming that the conditions set forth in Sections 6.1, 6.2, 6.5 and 6.7 have been duly satisfied.

Section 6.7               No Newco Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Newco Material Adverse Effect, and no Effect shall have occurred or exist that would reasonably be expected to have, individually or in the aggregate, a Newco Material Adverse Effect.

Section 6.8               Governmental Approvals. Any waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and any applicable consents, authorizations, orders or approvals required under other Competition Laws that are listed on Schedule 6.8 (collectively, the “Additional Antitrust Consents”) shall have been obtained.

Section 6.9               Listing. The shares of Athena Common Stock to be issued pursuant to the Merger shall have been approved for listing (subject to notice of issuance) on the New York Stock Exchange.

Section 6.10             No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

Section 6.11             FIRPTA Matters. Everest shall have delivered to Athena a statement described in Section 1.1445-2(c)(3)(i) of the Treasury Regulations certifying that the interests of Newco are not U.S. real property interests.

Article VII

Conditions Precedent to Obligation of Everest and Newco

The obligations of Everest and Newco to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

Section 7.1               Accuracy of Representations.

(a)           Each of the representations and warranties in Section 3.7(b) and Section 3.15(l) shall be true and correct in all respects as of the date of this Agreement.

(b)           Each of the Athena Designated Representations (without giving effect to any materiality or “Athena Material Adverse Effect” qualifications therein) shall be true and correct in all material respects both as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except, in each case, for any such representations and warranties made as of a specific date, which shall be so true and correct in all material respects as of such date).

(c)           The representations and warranties in Section 3.4 shall be true and correct, subject only to de minimis inaccuracies, both as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct subject only to de minimis inaccuracies as of such date).

(d)           Each of the representations and warranties of Athena and Merger Sub (other than the Athena Designated Representations and the representations and warranties in Section 3.7(b), Section 3.4 and Section 3.15(l)) shall be true and correct in all respects (without giving effect to any materiality or “Athena Material Adverse Effect” qualifications therein) both as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except, in each case, for any such representations and warranties made as of a specific date, which shall have been so true and correct in all respects as of such date), except where the failure of such representations and warranties to be so true and correct in all respects, has not had, and would not reasonably be expected to have, individually or in the aggregate, an Athena Material Adverse Effect.

Section 7.2               Performance of Covenants. The covenants and obligations in this Agreement that Athena and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

Section 7.3               Effectiveness of Registration Statements. (a) The Athena Form S-4 Registration Statement and the applicable Newco Registration Statement each shall have become effective in accordance with the provisions of the Securities Act and the Exchange Act, respectively; (b) no stop order shall have been issued by the SEC and each shall remain in effect; (c) no proceeding seeking such a stop order shall have been initiated by the SEC and remain pending or shall be threatened by the SEC; and (d) (i) if the Distribution is effected in whole or in part as an Exchange Offer, the applicable offer period and any extensions thereof in the Exchange Offer required by applicable securities laws shall have expired and (ii) if the Distribution is effected in whole or in part as a Spin-Off, the applicable notice periods required by applicable stock exchange rules or securities laws shall have expired.

Section 7.4               Athena Stockholder Approval. The issuance of shares of Athena Common Stock pursuant to the Merger shall have been duly approved by the Required Athena Stockholder Vote.

Section 7.5               Separation and Distribution. The transactions contemplated by the Distribution Agreement shall have been consummated in accordance with and subject to the terms of this Agreement and the Distribution Agreement, and the Tax Matters Agreement, the Transition Services Agreement, the Cross-Supply Agreement and the Intellectual Property Matters Agreement each shall have been executed and delivered by the parties (other than Everest, Newco and the other Newco Companies) thereto.

Section 7.6               Opinions and Certificate. Everest shall have received the following opinions and certificate, each of which shall be in full force and effect:

(a)           a written opinion of Skadden, Arps, Slate, Meagher & Flom LLP, or a written opinion of another nationally recognized law firm or accounting firm reasonably acceptable to Everest, in form and substance reasonably acceptable to Everest, dated as of the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Newco Contribution and Distribution, taken together, will qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code and none of Everest, the Everest stockholders, or Newco will recognize gain or loss in connection therewith (including, in the case of Everest, as a result of Everest’s receipt of the Cash Payment, and excluding, in the case of the Everest stockholders, as a result of the receipt of cash in lieu of fractional shares of Athena Common Stock as contemplated by Section 1.5(c)) for U.S. federal income tax purposes and (ii) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

(b)           a written opinion of KPMG LLP, or a written opinion of another nationally recognized law firm or accounting firm reasonably acceptable to Everest, covering the matters set forth on Schedule 7.6(b) (the “KPMG Tax Opinion”); and

(c)           a certificate executed by the Chief Executive Officer of Athena confirming that the conditions set forth in Sections 7.1, 7.2, 7.4, 7.5 and 7.7 have been duly satisfied.

Section 7.7               No Athena Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Athena Material Adverse Effect, and no Effect shall have occurred or exist that would reasonably be expected to have, individually or in the aggregate, an Athena Material Adverse Effect.

Section 7.8               Governmental Approvals. Any waiting period applicable (and any extensions thereof) to the consummation of the Merger under the HSR Act shall have expired or been terminated, and the Additional Antitrust Consents shall have been obtained.

Section 7.9               Listing. The shares of Athena Common Stock to be issued pursuant to the Merger shall have been approved for listing (subject to notice of issuance) on the New York Stock Exchange.

Section 7.10            No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

Section 7.11            Directors. With respect to the initial appointment of the Everest Board Designees, Athena shall have complied in all respects with its obligations under Section 5.8(a); provided, however, that this condition shall be deemed to be satisfied if Everest has not complied in all respects with its obligations under Section 5.8(a) and/or if an Everest Board Designee refuses to serve as a director on the Athena Board.

Article VIII

Termination

Section 8.1               Termination. This Agreement may be terminated prior to the Effective Time (except as indicated below, whether before or after approval of the issuance of shares of Athena Common Stock pursuant to the Merger by Athena’s stockholders):

(a)           by mutual written consent of Athena and Everest;

(b)           by either Athena or Everest if the Merger shall not have been consummated by September 20, 2020 (as such date may be extended pursuant to the terms of this Agreement or by the mutual written consent of Athena and Everest, the “End Date”); provided, if on the End Date all of the conditions set forth in Sections 6.1, 6.2, 6.7, 7.1, 7.2 and 7.7 have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the Closing, would have been so satisfied if the Closing would have occurred) or remain capable of being satisfied but any of the other conditions set forth in Article VI and/or Article VII has not been satisfied, then the End Date shall automatically be extended for an additional 90 days, in which case the End Date shall be deemed for all purposes to be such later date; provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the End Date is primarily attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time;

(c)           by either Athena or Everest if an Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger issued by a court of competent jurisdiction or other Governmental Body shall have become final and nonappealable;

(d)           by either Athena or Everest if: (i) the Athena Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and a vote of Athena’s stockholders on the issuance of shares of Athena Common Stock pursuant to the Merger shall have been taken; and (ii) the issuance of shares of Athena Common Stock pursuant to the Merger shall not have been approved at the Athena Stockholders’ Meeting (or shall not have been approved at any such adjournment or postponement thereof) by the Required Athena Stockholder Vote; provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to Athena if the failure to obtain the Required Athena Stockholder Vote is primarily attributable to a failure on the part of Athena to perform any covenant or obligation in this Agreement required to be performed by Athena at or prior to the Athena Stockholders’ Meeting (including any adjournments and postponements thereof);

(e)           by Everest (at any time prior to the approval of the issuance of shares of Athena Common Stock pursuant to the Merger by the Required Athena Stockholder Vote) if an Athena Triggering Event shall have occurred;

(f)            by Athena if, at any time prior to the Required Athena Stockholder Vote being obtained, (i) if the board of directors of Athena authorizes Athena, to the extent permitted by and subject to complying with the terms of Section 5.2(c), to enter into a definitive agreement with respect to an Athena Superior Offer that did not result from a material breach of this Agreement, (ii) concurrently with the termination of this Agreement, Athena, subject to complying with the terms of Section 5.2(c) enters into such definitive agreement providing for an Athena Superior Offer that did not result from a material breach of this Agreement and (iii) prior to or concurrently with such termination, Athena pays to Everest in immediately available funds any fees and other amounts required to be paid pursuant to Section 8.3(a) and Section 8.3(b);

(g)           by Athena if: (i) any of Everest or Newco’s representations and warranties contained in this Agreement shall be inaccurate such that the conditions set forth in Section 6.1 would not then be satisfied or (ii) any of Everest’s or Newco’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Everest’s or Newco’s representations and warranties or a breach of a covenant or obligation by Everest or Newco is curable by Everest or Newco and Everest and Newco are continuing to exercise their reasonable best efforts to cure such inaccuracy or breach, then Athena may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall not have been cured prior to the earlier of (x) thirty (30) days commencing on the date that Athena gives Everest notice of such inaccuracy or breach and (y) the date that is three (3) Business Days prior to the End Date; or

(h)           by Everest if: (i) any of Athena’s or Merger Sub’s representations and warranties contained in this Agreement shall be inaccurate such that the conditions set forth in Section 7.1 would not then be satisfied or (ii) any of Athena’s or Merger Sub’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Athena’s or Merger Sub’s representations and warranties or a breach of a covenant or obligation by Athena or Merger Sub is curable by Athena or Merger Sub and Athena and Merger Sub are continuing to exercise their reasonable best efforts to cure such inaccuracy or breach, then Everest may not terminate this Agreement under this Section 8.1(h) on account of such inaccuracy or breach unless such inaccuracy or breach shall not have been cured prior to the earlier of (x) thirty (30) days commencing on the date that Everest gives Athena notice of such inaccuracy or breach and (y) the date that is three (3) Business Days prior to the End Date.

Section 8.2               Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that: (i) this Section 8.2, Section 8.3 and Article IX shall survive the termination of this Agreement and shall remain in full force and effect; (ii) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (iii) the termination of this Agreement shall not relieve any party from any liability for fraud or any willful and material breach of any covenant or obligation contained in this Agreement.

Section 8.3               Fees and Expenses.

(a)           Except as set forth in this Section 8.3 or otherwise in this Agreement, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger or the other Contemplated Transactions are consummated; provided, however, that (i) Athena and Everest shall share equally all (x) printing and mailing costs associated with the Newco Registration Statements, the Athena Form S-4 Registration Statement and the Proxy Statement/Prospectus and (y) SEC filing fees relating to the Contemplated Transactions; and (ii) all fees and expenses described in Section 8.4(ii) of the Distribution Agreement shall be treated as set forth therein. Notwithstanding the foregoing, Athena agrees that, in the event of any termination of this Agreement pursuant to Section 8.1(d) (and without any limitation of any other rights or remedies of Everest or Newco hereunder in connection with such termination (including, if applicable, Everest’s right to receive payment of any Athena Termination Fee), Athena shall reimburse Everest for an amount equal to $25,000,000 in the aggregate as partial reimbursement of Everest’s fees and expenses incurred by Everest and its Subsidiaries (including on behalf of the Newco Companies) in connection with this Agreement and the Contemplated Transactions (including fees and expenses of Everest’s or any of its Subsidiaries’ (including the Newco Companies) Representatives, including financial advisors, legal counsels, accountants and auditors) (the “Everest Expense Reimbursement”).

(b)           In the event that:

(i)      this Agreement is terminated (x) by Everest pursuant to Section 8.1(e), or (y) by Athena pursuant to Section 8.1(f); or

(ii)      this Agreement is terminated (x) by either Athena or Everest pursuant to Section 8.1(b) or Section 8.1(d) or (y) by Everest pursuant to Section 8.1(h), and (A) after the date of this Agreement but before any such termination an Acquisition Proposal with respect to Athena shall have been made or communicated to Athena (and not withdrawn publicly if made or communicated publicly) or shall have become publicly known by the stockholders of Athena, and (B) within twelve (12) months after such termination Athena shall have entered into a definitive agreement to consummate, or shall have consummated an Acquisition Transaction; provided that for purposes of this clause (B) all references in the definition of Acquisition Transaction to 20% shall instead refer to 50%;

then Athena shall pay to Everest, in cash by wire transfer of same-day funds to an account or accounts designated by Everest, a nonrefundable fee in the amount of $89,800,000 (the “Athena Termination Fee”), which shall be paid (1) in the case of a termination by Everest pursuant to clause (b)(i) above, within two Business Days after termination of this Agreement, (2) in the case of a termination by Athena pursuant to clause (b)(i) above, prior to or simultaneously with such termination, or (3) in the case of a termination pursuant to clause (b)(ii) above, upon the earlier of the entry into a definitive agreement to consummate, or the consummation of, an Acquisition Transaction; provided that, to the extent the Everest Expense Reimbursement was actually previously paid to and received by Everest, such amount shall be credited against the Athena Termination Fee.

(c)           If Athena fails to pay when due any amount payable under this Section 8.3, then: (i) Athena shall reimburse Everest for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Everest of its rights under this Section 8.3; and (ii) Athena shall pay to Everest interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid through the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the lower of: (A) 350 basis points over the “prime rate” (as published in the Wall Street Journal) in effect on the date such overdue amount was originally required to be paid or (B) the maximum rate permitted by applicable Legal Requirements.

(d)           Notwithstanding anything to the contrary contained in this Agreement, in no event shall Athena be obligated to pay more than one Athena Termination Fee.

(e)           Notwithstanding anything to the contrary in this Agreement, Everest’s right to receive payment of the Athena Termination Fee pursuant to Section 8.3(b) shall, in circumstances in which the Athena Termination Fee is payable hereunder and is paid in full (absent fraud or any willful and material breach of this Agreement), be deemed to be liquidated damages (and not a penalty) and shall, except as set forth in this Section 8.3(e), be the sole and exclusive monetary remedy of Everest and Newco against Athena and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or assignees or successors (collectively, “Athena Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Athena Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that Athena remains obligated to pay to Everest any amounts due and payable pursuant to Section 8.3(a) and Section 8.3(c), including as and if applicable the Everest Expense Reimbursement), whether in equity or at law, in contract, in tort or otherwise. For the avoidance of doubt, while Everest and Newco may pursue both a grant of specific performance and the payment of the Athena Termination Fee (in each case in accordance with the terms of this Agreement), under no circumstances shall Everest and Newco be permitted or entitled to receive both a grant of specific performance and the Athena Termination Fee.

Article IX

Miscellaneous Provisions

Section 9.1               Amendment. This Agreement may be amended with the approval of the respective Athena Board and Everest Board at any time prior to the Effective Time (whether before or after approval of the issuance of Athena Common Stock pursuant to the Merger by Athena’s stockholders); provided, however, that, after any such approval of the issuance of shares of Athena Common Stock pursuant to the Merger by Athena’s stockholders, no amendment shall be made which by law or regulation of the New York Stock Exchange requires further approval of Athena’s stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by an authorized representative of each of the parties hereto. Notwithstanding anything to the contrary contained in this Agreement, Section 9.4(a), the last sentence of Section 9.6, the penultimate sentence of Section 9.8 and this sentence (and any other provision of this Agreement to the extent that an amendment, supplement or other modification of such provision would modify the substance of the foregoing specified provisions) may not be amended, supplemented or otherwise modified in any manner that is adverse in any material respect to any Athena Financing Source or any of its Athena Financing Source Related Parties without the prior written consent of such Athena Financing Source. Notwithstanding anything to the contrary contained in this Agreement, Section 9.4(b), the last sentence of Section 9.6, the last sentence of Section 9.8 and this sentence (and any other provision of this Agreement to the extent that an amendment, supplement or other modification of such provision would modify the substance of the foregoing specified provisions) may not be amended, supplemented or otherwise modified in any manner that is adverse in any material respect to any Newco Financing Source or any of its Newco Financing Source Related Parties without the prior written consent of such Newco Financing Source.

Section 9.2               Waiver.

(a)           No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any party would otherwise have.

(b)           No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement (including under Article VI, with respect to Athena and Merger Sub and Article VII with respect to Everest and Newco), unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 9.3               No Survival of Representations, Warranties and Agreements. The covenants and agreements that by their terms are to be performed following the Closing pursuant to this Agreement, the Distribution Agreement or any other Transaction Document shall survive the Closing in accordance with their terms, and all other covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations and warranties contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Closing. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

Section 9.4               Financing Source Matters.

(a)           Without limiting the rights of Athena under the Athena Commitment Letters and notwithstanding anything to the contrary contained in this Agreement, Everest agrees that none of (i) the Athena Financing Sources or (ii) any of the respective Affiliates of the Athena Financing Sources or any of such Athena Financing Sources’ or their respective Affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, agents, officers, directors, employees, accountants, attorneys, advisors, or representatives or any of their respective successors or assigns (the Persons referred to in this clause (ii) being collectively referred to as the “Athena Financing Source Related Parties”) shall have any liability or obligation to Everest, its stockholders or its Affiliates relating to this Agreement or any of the transactions contemplated hereby (including the Athena Financing), whether at law, in equity, in contract, in tort or otherwise.

(b)           Without limiting the rights of Everest and Newco under the Newco Commitment Letter and notwithstanding anything to the contrary contained in this Agreement, Athena agrees that none of (i) the Newco Financing Sources or (ii) any of the respective Affiliates of the Newco Financing Sources or any of such Newco Financing Sources’ or their respective Affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, agents, officers, directors, employees, accountants, attorneys, advisors, or representatives or any of their respective successors or assigns (the Persons referred to in this clause (ii) being collectively referred to as the “Newco Financing Source Related Parties”) shall have any liability or obligation to Athena, its stockholders or its Affiliates relating to this Agreement or any of the transactions contemplated hereby (including the Newco Financing), whether at law, in equity, in contract, in tort or otherwise.

Section 9.5               Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement, the Distribution Agreement, the other Transaction Documents and the Confidentiality Agreement including the schedules, exhibits and amendments hereto and thereto the other agreements referred to herein and therein shall together constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or electronic transmission shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 9.6               Governing Law; Jurisdiction; Specific Performance; Remedies. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any Legal Proceeding between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the parties hereto irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if under applicable Legal Requirements, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof; (b) each of the parties irrevocably waives the right to trial by jury; and (c) each of the parties hereto irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any claim (i) that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason; (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; and (iii) that (x) the claim, action, suit or other Legal Proceeding in any such court is brought in an inconvenient forum; (y) the venue of such claim, action, suit or other Legal Proceeding is improper; or (z) this Agreement, the other Transaction Documents, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each of the parties hereto further agrees that, to the fullest extent permitted by applicable Legal Requirements, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth in Section 9.9 will be effective service of process for any claim, action, suit or other Legal Proceeding in the Court of Chancery of the State of Delaware or, to the extent required by Legal Requirements, any federal court in the State of Delaware, with respect to any matters to which it has submitted to jurisdiction as set forth in this paragraph. The parties hereto hereby agree that a final judgment in any such claim, suit, action or other Legal Proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific performance and injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without the requirement for the posting of any bond, this being in addition to any other remedy to which they are entitled at law or in equity. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto agrees that: (i) it will not bring or support any legal proceeding against the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, including any dispute relating to the Financings, in any forum other than the United States federal court located in, or if that court does not have subject matter jurisdiction, in any New York state court located in, the Borough of Manhattan in the City of New York, New York; (ii) all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, including any claims or causes of action relating to the Financings, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; and (iii) the provisions of this Section 9.6 relating to the waiver of jury trial shall apply to any legal proceeding described in clause (i) of this sentence.

Section 9.7               Disclosure Letters. For purposes of this Agreement: (a) each statement or other item of information set forth in the Everest Disclosure Letter is intended only to qualify and limit the representations, warranties, covenants and agreements of Everest and Newco contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any such representations, warranties, covenants and agreements and (b) each statement or other item of information set forth in the Athena Disclosure Letter is intended only to qualify and limit the representations, warranties, covenants and agreements of Athena and Merger Sub contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any such representations, warranties, covenants and agreements. The Everest Disclosure Letter and Athena Disclosure Letter shall each be delivered as of the date of this Agreement, and no amendments or modifications thereto shall be made without the prior written consent of Everest and Athena, as applicable.

Section 9.8               Assignability; No Third Party Rights. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any party without the prior written consent of the other parties shall be void and of no effect. Except as provided in Section 5.14, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding anything in this Agreement to the contrary, the Athena Financing Sources shall be third party beneficiaries of the penultimate sentence of Section 9.1, Section 9.4(a), the last sentence of Section 9.6 and this sentence. Notwithstanding anything in this Agreement to the contrary, the Newco Financing Sources shall be third party beneficiaries of the last sentence of Section 9.1, Section 9.4(b), the last sentence of Section 9.6 and this sentence.

Section 9.9               Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the U.S. return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier (such as Federal Express), two Business Days after mailing; (c) if sent by facsimile transmission or e-mail before 5:00 p.m. Eastern Time, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission or e-mail after 5:00 p.m. Eastern Time and receipt is confirmed, on the following Business Day; or (e) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands and other communications are delivered to the physical address, e-mail address or facsimile number set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Athena or Merger Sub:

Apergy Corporation

2445 Technology Forest Blvd., 12th Floor

The Woodlands, TX 77381

Attn:	General Counsel
Email:	general.counsel@apergy.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn:	Michael J. Aiello
Sachin Kohli
Email:	michael.aiello@weil.com
sachin.kohli@weil.com
Fax:	(212) 310-8007

if to Everest or Newco:

c/o Ecolab Inc.

1 Ecolab Place

Saint Paul, MN 55102

Attn:	General Counsel
Email:	general.counsel@ecolab.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Attn:	Charles W. Mulaney, Jr.
Richard C. Witzel, Jr.

155 N. Wacker Drive, Suite 2700

Chicago, IL 60606

Email:	charles.mulaney@skadden.com
rich.witzel@skadden.com
Fax:	(312) 407-0411

Section 9.10            Cooperation. Athena and Merger Sub, on the one hand, and Everest and Newco, on the other hand, agree to cooperate fully with Everest and Newco and Athena and Merger Sub, respectively, and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other parties to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

Section 9.11            Severability. Any term or provision of this Agreement (or part thereof) that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision (or part thereof) in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement (or part thereof) is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision (or part thereof), to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision (or part thereof), and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision (or part thereof) with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 9.12            Construction.

(a)           For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)           The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)           As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           As used in this Agreement, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e)           As used in this Agreement, the word “will” shall be deemed to have the same meaning and effect as the word “shall.”

(f)            As used in this Agreement, the terms “or,” “any” or “either” are not exclusive.

(g)           Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Exhibits or Schedules to this Agreement.

(h)           As used in this Agreement, the terms “hereunder,” “hereof,” “hereto,” herein and words of similar import shall be deemed to refer to this Agreement as a whole and not to any particular Section or other provision.

(i)            The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(j)            Any payment to be made pursuant hereto shall be made in U.S. dollars and by wire transfer of immediately available funds.

[Remainder of page intentionally left blank]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

Apergy Corporation

By:	/s/ Sivasankaran Somasundaram
Name:	Sivasankaran Somasundaram
Title:	President and Chief Executive Officer

Athena Merger Sub, Inc.

By:	/s/ Sivasankaran Somasundaram
Name:	Sivasankaran Somasundaram
Title:	President

Ecolab Inc.

By:	/s/ Douglas M. Baker, Jr
Name:	Douglas M. Baker, Jr
Title:	Chairman of the Board and Chief Executive Officer

ChampionX Holding Inc.

By:	/s/ Douglas M. Baker, Jr
Name:	Douglas M. Baker, Jr
Title:	Chairman of the Board

EXHIBIT A – CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” shall mean an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Athena to Everest or by Everest to Athena) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by Athena to Everest or by Everest to Athena) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” with respect to an Entity shall mean any transaction or series of transactions (other than the Contemplated Transactions) involving, directly or indirectly:

(a)       any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction: (i) in which such Entity is a constituent corporation and which would result in a third party, or the stockholders of that third party, beneficially owning 20% or more of any class of equity or voting securities of such Entity, or the Entity resulting from such transaction or the parent of such Entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of such Entity; or (iii) in which such Entity issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Entity;

(b)       any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets of such Entity that constitute or account for 20% or more of the consolidated net revenues, or consolidated net income for the 12 full months immediately prior to the receipt of the related Acquisition Proposal or 20% or more of the fair market value of the consolidated assets of such Entity; or

(c)       any liquidation or dissolution of such Entity;

provided, however, that as such definition applies to Everest (except with respect to the proviso in Section 4.5(a)) or the Newco Business, references to “Entity” or “Entity or any of its Subsidiaries” shall be deemed to be references solely to the “Newco Business, taken as a whole.”

“Actual Knowledge” shall mean actual knowledge, without any duty of investigation, of those individuals listed on Section A-2 of the Everest Disclosure Letter.

An “Affiliate” of any Person shall mean any other Person, that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person, and, for the purposes of this definition only, “control” (including the terms “controlling,” “controlled by” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of a Person whether through the ownership of securities, by contract or agency or otherwise.

“Agreement” shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Amendment Effective Date” shall have the meaning assigned to such term in the Athena Commitment Letter as in effect on the date of this Agreement.

“Applicable Date” means January 1, 2018.

“Athena Affiliate” shall mean any Person under common control with any of the Athena Companies within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Athena Associate” shall mean any current officer or other employee, or any individual who is a current independent contractor, consultant or director, of or to any of the Athena Companies.

“Athena Board” shall mean Athena’s board of directors.

“Athena Commitment Letter” shall mean the debt commitment letter, including (A) all exhibits, schedules, annexes, joinders and amendments thereto in effect as of the date of this Agreement; and (B) any associated fee letter, in each case, by and between Athena and the financing sources party thereto (together with all additional agents, lenders and financing sources joined to the Athena Commitment Letter, the “Athena Financing Sources”), pursuant to which, among other things and on the terms and subject only to the conditions set forth therein, the Athena Financing Sources have committed to provide Athena with financing in the amount set forth therein (the “Athena Financing”).

“Athena Common Stock” shall mean the common stock, par value $0.01 per share, of Athena.

“Athena Companies” shall mean: (a) Athena; and (b) each of Athena’s Subsidiaries, including Merger Sub.

“Athena Contract” shall mean any Contract: (a) to which any of the Athena Companies is a party; or (b) by which any of the Athena Companies is bound.

“Athena Credit Agreement” shall mean the Credit Agreement, dated as of May 9, 2018, among Athena, as borrower, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended, modified or supplemented prior to the date hereof.

“Athena Credit Agreement Amendment” shall mean the amendment to the Athena Credit Agreement amending only the terms described in items 1 through 8 on Schedule I of the Athena Commitment Letter as in effect on the date of this Agreement.

“Athena Designated Representations” shall mean the representations and warranties set forth in Sections 3.2, 3.19, 3.20, 3.21, 3.23 and 3.24.

“Athena Disclosure Letter” shall mean the Athena Disclosure Letter that has been delivered by Athena to Everest concurrently with the execution of this Agreement.

“Athena Employee” shall mean any director or any officer or any other employee of any of the Athena Companies.

“Athena Employee Plan” shall mean each plan, program, policy, practice or Contract providing for employment, consulting services, compensation, severance, termination pay, retention or transaction bonuses, relocation, repatriation or expatriation, deferred compensation, performance awards, stock or stock-related awards, fringe benefits, change in control payments, sick pay, paid time off, vacation pay, retirement benefits or other benefits or remuneration of any kind, whether or not in writing and whether or not funded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan): (a) that is or has been maintained or contributed to, or required to be maintained or contributed to, by any of the Athena Companies for the benefit of any Athena Employee; or (b) with respect to which any of the Athena Companies has or may incur or become subject to any liability or obligation; provided, however, that in no event shall any plan, program, policy, practice, Contract or other arrangement mandated by a Governmental Body be considered to be an Athena Employee Plan.

“Athena Equity Award” shall mean each Athena PSA, Athena RSU and Athena SAR.

“Athena Equity Plan” shall mean the Athena 2018 Equity and Cash Incentive Plan.

“Athena Financing” shall have the meaning set forth in the definition of Athena Commitment Letter.

“Athena Financing Sources” shall have the meaning set forth in the definition of Athena Commitment Letter.

“Athena Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Athena in connection with the issuance of Athena Common Stock pursuant to the Merger, as said registration statement may be amended prior to the time it becomes effective under the Securities Act.

“Athena Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Athena and its consolidated Subsidiaries as of September 30, 2019.

“Athena IP” shall mean all Intellectual Property Rights with respect to which any of the Athena Companies has an ownership interest.

“Athena Material Adverse Effect” shall mean any effect, change, development, event or circumstance (collectively, “Effect”) that, considered together with all other Effects, (a) has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of Athena and its Subsidiaries taken as a whole; provided, however, that in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred or exists, an Athena Material Adverse Effect: (i) conditions generally affecting the industry in which Athena competes or the U.S. or global economy as a whole, to the extent that such conditions (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events) do not have a disproportionate impact on the Athena Companies, taken as a whole, relative to other companies in the industry in which the Athena Companies operate; (ii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on the Athena Companies, taken as a whole, relative to other companies in the industry in which the Athena Companies operate; (iii) changes in the trading price or trading volume of Athena Common Stock (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (iv), (v), (vi), (vii) or (viii) of this sentence, any Effect giving rise to or contributing to such changes in the trading price or trading volume of Athena Common Stock may give rise to an Athena Material Adverse Effect and may be taken into account in determining whether an Athena Material Adverse Effect has occurred or exists); (iv) changes in GAAP (or any interpretations of GAAP) or Legal Requirements applicable to Athena or any of its Subsidiaries, to the extent that such conditions do not have a disproportionate impact on the Athena Companies, taken as a whole, relative to other companies in the industry in which the Athena Companies operate; (v) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (iii), (iv), (vi), (vii) or (viii) of this sentence, any Effect giving rise to or contributing to any such failure may give rise to an Athena Material Adverse Effect and may be taken into account in determining whether an Athena Material Adverse Effect has occurred or exists); (vi) any stockholder or derivative litigation arising from or relating to this Agreement or the Contemplated Transactions; (vii) Effects resulting directly from the announcement or pendency of this Agreement or the Contemplated Transactions, including loss of employees, suppliers or customers; or (viii) any items disclosed in the Athena Disclosure Letter, or (b) would prevent or materially impair Athena from complying with its obligations hereunder or consummating the Contemplated Transactions.

“Athena Owned Real Property” shall mean all material Owned Real Property owned by any Athena Company.

“Athena PSA” shall mean a performance-based restricted stock unit granted pursuant to the Athena Equity Plan or otherwise that vests on the basis of time and the achievement of performance and pursuant to which the holder has a right to receive shares of Athena Common Stock or cash following the vesting or lapse of restrictions applicable to such performance-based restricted stock unit.

“Athena Real Property” shall mean the Athena Owned Real Property and the Athena Leased Real Property.

“Athena RSU” shall mean a restricted stock unit granted pursuant to the Athena Equity Plan or otherwise that vests solely on the basis of time and pursuant to which the holder has a right to receive shares of Athena Common Stock or cash following the vesting or lapse of restrictions applicable to such restricted stock unit.

“Athena SAR” shall mean a stock appreciation right granted pursuant to the Athena Equity Plan or otherwise that vests solely on the basis of time and pursuant to which the holder has a right to receive shares of Athena Common Stock or cash upon exercise.

“Athena Separation” shall mean the series of transactions carried out pursuant to that certain Separation and Distribution Agreement, dated as of May 9, 2018, by and between Delta and Athena.

“Athena Superior Offer” shall mean an unsolicited bona fide written offer by a third party to purchase at least a majority of the outstanding shares of Athena Common Stock or at least a majority of the assets of Athena (whether through a tender offer, merger or otherwise), that is determined by the Athena Board, in its good faith judgment, after consulting with its financial advisor and outside legal counsel, and after taking into account the terms and conditions of the offer, including the likelihood and anticipated timing of consummation, (i) to be more favorable, from a financial point of view, to Athena stockholders than the Contemplated Transactions and (ii) is reasonably likely to be completed, taking into account any financing and approval requirements that the Athena Board determines to be relevant and all other financial, legal, regulatory and other aspects of such proposal that the Athena Board determines to be relevant.

“Athena Tax Matters Agreement” shall mean that certain Tax Matters Agreement, dated as of May 9, 2018, by and between Delta and Athena.

An “Athena Triggering Event” shall be deemed to have occurred if (a) the Athena Board shall have failed to recommend that Athena’s stockholders vote in favor of the issuance of shares of Athena Common Stock pursuant to the Merger at the Athena Stockholders’ Meeting, or shall have made an Athena Change in Recommendation, (b) Athena shall have failed to include in the Proxy Statement/Prospectus the Athena Board Recommendation, (c) Athena shall have failed to publicly recommend against any publicly announced Acquisition Proposal with respect to Athena or publicly announced Acquisition Inquiry with respect to Athena, and reaffirm the Athena Board Recommendation in connection therewith, within ten (10) Business Days of the request of Everest, (d) the Athena Board shall have approved, endorsed or recommended any Acquisition Proposal, (e) Athena shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than any confidentiality agreement contemplated by Section 4.5(b)) or (f) Athena shall have materially breached Section 4.5 or Section 5.2.

“Business Day” shall mean any day other than (i) a Saturday or a Sunday or (ii) a day on which commercial banking institutions are authorized or required by applicable Legal Requirements to be closed in the State of Minnesota or State of Texas.

“Cash Payment” shall have the meaning set forth in the Distribution Agreement.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any similar state or local law.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Commitment Letters” mean, collectively, the Athena Commitment Letter and the Newco Commitment Letter.

“Competition Laws” shall mean applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the Merger and the other Contemplated Transactions.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement dated as of June 7, 2019, between Everest and Athena.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” shall mean the Merger, the Distribution and the other transactions contemplated by the Transaction Documents including, for the avoidance of doubt, the Separation Plan.

“Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Cross-Supply Agreement” shall mean a Cross-Supply Agreement to be negotiated and entered into at or prior to Closing pursuant to Section 2.7(b) of the Distribution Agreement.

“Delta” shall mean that certain Delaware corporation that is the common parent of the affiliated group of corporations of which Athena was a member prior to the consummation of the spin-off of Athena on May 9, 2018.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Distribution” shall have the meaning set forth in the Distribution Agreement.

“Distribution Agreement” shall mean the Separation and Distribution Agreement by and among Everest, Athena and Newco dated as of the date of this Agreement, as it may be amended from time to time in accordance with the terms thereof.

“DOL” shall mean the U.S. Department of Labor.

“Effect” shall have the meaning set forth in the definition of Athena Material Adverse Effect.

“Employee Matters Agreement” shall mean the Employee Matters Agreement, dated as of the date hereof, by and among Everest, Newco and Athena.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Laws” means all Legal Requirements relating to pollution or protection of human health or safety or the environment, including Legal Requirements relating to the exposure to, or Release, threatened Release or the presence of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials and all Legal Requirements with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials, and all Legal Requirements relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Everest Affiliate” shall mean any Person under common control with any of the Newco Companies within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Everest Associate” shall mean any current or former officer or other employee, or any individual who is a current or former independent contractor, consultant or director, of or to Everest or its Subsidiaries. For the avoidance of doubt, “Everest Associate” includes each Newco Associate.

“Everest Board” shall mean Everest’s board of directors.

“Everest Common Stock” shall mean the common stock, par value $1.00 per share, of Everest.

“Everest Designated Representations” shall mean the representations and warranties set forth in Sections 2.2, 2.19 and 2.20.

“Everest Disclosure Letter” shall mean the Everest Disclosure Letter that has been delivered by Everest to Athena concurrently with the execution of this Agreement.

“Everest Employee Plan” shall mean each plan, program, policy, practice or Contract providing for employment, consulting services, compensation, severance, termination pay, retention or transaction bonuses, relocation, repatriation or expatriation, deferred compensation, performance awards, stock or stock-related awards, fringe benefits, change in control payments, sick pay, paid time off, vacation pay, retirement benefits or other benefits or remuneration of any kind, whether or not in writing and whether or not funded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan): (a) that is or has been maintained or contributed to, or required to be maintained or contributed to, by Everest or any of its Subsidiaries; or (b) with respect to which Everest or its Subsidiaries has or may incur or become subject to any liability or obligation; provided, however, that in no event shall any plan, program, policy, practice, Contract or other arrangement mandated by a Governmental Body be considered to be an Everest Employee Plan.

“Everest Equity Award” shall mean any Everest Option, Everest PBRSU, Everest RSU and other equity or equity-based award issued by Everest or its Subsidiaries that is outstanding as of immediately prior to the Effective Time, and which is assumed by Athena or converted by Athena into an equity award relating to Athena Common Stock, in each case in accordance with the Employee Matters Agreement.

“Everest Option” shall mean an option to purchase shares of Everest Common Stock granted pursuant to an Everest Stock Incentive Plan or otherwise.

“Everest PBRSU” shall mean a performance-based restricted stock unit granted pursuant to the Everest Stock Incentive Plan or otherwise that vests on the basis of time and the achievement of performance and pursuant to which the holder has a right to receive shares of Everest Common Stock or cash following the vesting or lapse of restrictions applicable to such performance-based restricted stock unit.

“Everest Retained Business” shall have the meaning set forth in the Distribution Agreement.

“Everest RSU” shall mean a restricted stock unit granted pursuant to the Everest Stock Incentive Plan or otherwise that vests solely on the basis of time and pursuant to which the holder has a right to receive shares of Everest Common Stock or cash following the vesting or lapse of restrictions applicable to such restricted stock unit.

“Everest SEC Documents” shall mean all registration statements, proxy statements, Everest certifications and other statements, reports, schedules, forms and other documents filed by Everest with the SEC, including all amendments thereto, since the Applicable Date.

“Everest Stock Incentive Plans” shall mean, collectively, (i) the Everest 2010 Stock Incentive Plan, as amended and restated, and (ii) the Second Amended and Restated Nalco Holding Company 2004 Stock Incentive Plan.

“Exchange Act” shall mean the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Offer” shall mean the consummation of the Distribution through an offer to exchange shares of Newco Common Stock for outstanding shares of Everest Common Stock as contemplated by the Distribution Agreement.

“Exchange Ratio” shall mean the New Issuance divided by the aggregate number of shares of Newco Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment as set forth herein.

“Financing” shall mean, collectively, the Athena Financing and the Newco Financing.

“Financing Agreements” shall mean, collectively, the Athena Financing Agreements and the Newco Financing Agreements.

“Financing Sources” shall mean, collectively, the Athena Financing Sources and the Newco Financing Sources.

“Financing Source Related Parties” shall mean, collectively, the Athena Financing Source Related Parties and the Newco Financing Source Related Parties.

“Fully Diluted Athena Shares” shall mean the number of outstanding shares of Athena Common Stock as of immediately before the Effective Time on a fully-diluted, as converted and as exercised basis in accordance with the treasury stock method, calculated by reference to the closing price per share of Athena Common Stock on the trading day immediately prior to the Distribution, including shares of Athena Common Stock underlying outstanding Athena Equity Awards and any other outstanding securities convertible into or exercisable for shares of Athena Common Stock.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, political subdivision, municipality, district, judiciary, executive branch, legislature or other jurisdiction of any nature; (b) federal, state, local, municipal, domestic, foreign, multinational, supranational or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization (including the New York Stock Exchange).

“Hazardous Materials” shall mean (a) any substances defined, listed, classified or regulated as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” “wastes,” “radioactive materials,” “petroleum,” “oils” or designations of similar import under any Environmental Law, or (b) any other chemical, material or substance that is regulated or for which liability can be imposed under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall mean, with respect to any Person: (i) any indebtedness for borrowed money, including any such obligations evidenced by bonds, debentures, notes, letters of credit, banker’s acceptances or similar obligations; (ii) all obligations under any interest rate cap, swap, collar or similar transactions or currency hedging transactions; (iii) all obligations of such Person under a lease agreement that would be treated as “finance leases” under to GAAP; (iv) all related accrued and unpaid interest, premiums, penalties, charges, fees, expenses and other amounts due in connection with the payment and satisfaction in full of the obligations described in the foregoing clauses (i) through (iii) of this definition; and (v) all guarantee obligations of such Person in respect of obligations of the kind referred to in clauses (i) through (iv) above.

“Intellectual Property Matters Agreement” shall mean the Intellectual Property Matters Agreement between Everest and Newco in the form attached to the Distribution Agreement as Exhibit C.

“Intellectual Property Rights” shall mean and include all rights, titles and interests in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction in the world, including: (a) rights associated with works of authorship or other copyrightable work (whether or not registered or published), including exploitation rights, copyrights, moral rights, and mask works; (b) trademark and trade name rights and similar rights, including all trademarks, service marks, logos, trade names, brand names, corporate names, internet domain names, trade dress, trade styles, and other identifiers indicating the business or source of goods or services, and other indicia of commercial source or origin (whether registered, arising under common law or statutory law, or otherwise) and general intangibles of a like nature, and all registrations and applications to register, and renewals of, and all goodwill associated with, any of the foregoing; (c) trade secret rights and corresponding rights in non-public or proprietary information, including non-public or proprietary ideas, formulas, compositions, discoveries and improvements, know-how, manufacturing and production processes and techniques, testing information, research and development information, inventions, invention disclosures, inventor’s notes, specifications, designs, plans, proposals and technical data, business and marketing plans, market know-how and customer lists and information; (d) patents and industrial property rights; (e) other similar proprietary rights; and (f) all registrations, renewals, revisions, extensions, continuations, continuations-in-part, divisions, or reissues of, and applications for issuance or registration of, any of the rights referred to in clauses (a) through (e) above.

“Internal Restructuring” shall have the meaning set forth in the Distribution Agreement.

“IRS” shall mean the United States Internal Revenue Service.

“IT Systems” shall mean all computer systems, networks, hardware, Software, databases, websites, and equipment used to process, store, maintain and operate all data, information and functions of a business.

“Knowledge of Athena” or a similar phrase shall mean the actual knowledge, after reasonable investigation, of those individuals listed on Section A-1 of the Athena Disclosure Letter.

“Knowledge of Everest” or a similar phrase shall mean the actual knowledge, after reasonable investigation, of those individuals listed on Section A-2 of the Everest Disclosure Letter.

“Legal Proceeding” shall mean any action, complaint, suit, demand, claim, countersuit, litigation, subpoena, case, mediation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, review, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body, or grand jury, or mediation tribunal, or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, provincial, domestic, foreign, multinational, supranational, or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, binding directives, Order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange).

Any statement in this Agreement to the effect that any information, document or other material has been “Made Available” shall mean that: (a) with respect to any information, document or other material to which Everest has given Athena or its Representatives access, such information, document or material was made available by Everest for review by Athena or Athena’s Representatives prior to the execution of this Agreement in the virtual data room maintained by Everest on the data site provided by Donnelley Financial Solutions Venue in connection with the transactions contemplated by this Agreement and (b) with respect to any information, document or other material to which Athena has given Everest access, such information, document or material was made available by Athena for review by Everest or Everest’s Representatives prior to the execution of this Agreement in the virtual data room maintained by Athena on the data site provided by Donnelley Financial Solutions Venue in connection with the transactions contemplated by this Agreement.

“New Issuance” shall mean a number of shares of Athena Common Stock equal to (i) the Fully Diluted Athena Shares, multiplied by (ii) the quotient of 62 divided by 38, minus (iii) the number of shares of Athena Common Stock subject to issuance pursuant to Sections 4.1 to 4.3 of the Employee Matters Agreement; provided, that, with respect to the Everest Options, the number of shares of Athena Common Stock subject to issuance shall be determined in accordance with the treasury stock method, calculated by reference to the closing price per share of Athena Common Stock on the trading day immediately prior to the Distribution.

“Newco Assets” shall mean the assets, properties and rights of the Newco Companies after giving effect to the Contemplated Transactions described in or contemplated by the Distribution Agreement.

“Newco Associate” shall mean any current or former officer or other employee, or any individual who is a current or former independent contractor, consultant or director, of or to Everest or any of its Subsidiaries (with respect to the Newco Business) or any of the Newco Companies.

“Newco Business” shall mean (i) Everest’s upstream energy business described in the two paragraphs set forth immediately below as conducted prior to the Separation Effective Time (as defined in the Distribution Agreement), (ii) any business established by or for Newco or any of its Subsidiaries after the Separation Effective Time (as defined in the Distribution Agreement) and (iii) the Newco Former Businesses.

The upstream energy business provides applications and technology for drilling, production and midstream, both onshore and offshore. The upstream energy business's facilities are owned or leased in locations both domestically and internationally, and the upstream energy business’s products and services are sold in the U.S., Canada, Europe, Asia Pacific, Latin America, the Middle East and Africa. Upstream energy business product offerings address the many critical processes and challenges in the oil and natural gas lifecycle, including corrosion, oil and water separation, paraffin and asphaltene control, scale deposits, hydrogen sulfide impurities, drilling and well stimulation, hydrate control, foaming control, flow restrictions and water treatment needs. Upstream energy business customers include many of the largest publicly traded exploration and production and service companies, as well as national and independent oil and natural gas companies of all sizes.

The upstream energy business consists of two operating segments: oilfield performance and specialty performance. Oilfield Performance provides exploration and production companies solutions to manage and control corrosion, oil and water separation, flow assurance, sour gas treatment and a host of water-related issues. Specialty performance provides service and equipment companies that support global exploration and production companies with products that support well stimulation, construction (including drilling and cementing) and remediation needs in the oil and natural gas industry.

“Newco Commitment Letter” shall mean the debt commitment letter, including (A) all exhibits, schedules, annexes, joinders and amendments thereto in effect as of the date of this Agreement; and (B) any associated fee letter, in each case, by and between Newco and the financing sources party thereto (together with all additional agents, lenders and financing sources joined to the Newco Commitment Letter, the “Newco Financing Sources”), pursuant to which, among other things and on the terms and subject only to the conditions set forth therein, the Newco Financing Sources have committed to provide Newco with financing in the amount set forth therein (the “Newco Financing”) for purposes of funding the Cash Payment.

“Newco Common Stock” shall mean the common stock of Newco, par value $0.01 per share.

“Newco Companies” shall mean Newco and its Subsidiaries after giving effect to the Newco Contribution.

“Newco Contract” shall mean any Contract: (a) to which any of the Newco Companies is a party; or (b) by which any of the Newco Companies is bound.

“Newco Contribution” shall have the meaning set forth in the Distribution Agreement.

“Newco Employee” shall mean each individual who is employed by Everest or any of its Subsidiaries (with respect to the Newco Business) or any of the Newco Companies as of the date on which Everest determines to transfer the employment of applicable individuals to a Newco Company and who Everest determines as of such date is either (i) exclusively or primarily engaged in the Newco Business or (ii) necessary for the ongoing operation of the Newco Business, in each case regardless of whether any such employee is actively at work or is not actively at work as a result of disability or illness, an approved leave of absence (including military leave with reemployment rights under federal Legal Requirements and leave under the Family and Medical Leave Act of 1993), vacation, personal day or similar short- or long-term absence.

“Newco Financing” shall have the meaning set forth in the definition of Newco Commitment Letter.

“Newco Financing Sources” shall have the meaning set forth in the definition of Newco Commitment Letter.

“Newco IP” shall mean all Intellectual Property Rights with respect to which Everest or any of its Subsidiaries (including the Newco Companies) has or purports to have (including as a result of the transfers under the Distribution Agreement) an ownership interest in and are (a) included in the Newco Assets or (b) otherwise used in the conduct or operation of the Newco Business.

“Newco Material Adverse Effect” shall mean any Effect that, considered together with all other Effects, (a) has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the Newco Business taken as a whole; provided, however, that in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred or exists, a Newco Material Adverse Effect: (i) conditions generally affecting the industry in which the Newco Business compete, or the U.S. or global economy as a whole, to the extent that such conditions (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events) do not have a disproportionate impact on the Newco Business, taken as a whole, relative to other companies in the industry in which the Newco Business operates; (ii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on the Newco Business, taken as a whole, relative to other companies in the industry in which the Newco Business operates; (iii) changes in the trading price or trading volume of Everest Common Stock (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (iv), (v), (vi), (vii) or (viii) of this sentence, any Effect giving rise to or contributing to such changes in the trading price or trading volume of Everest Common Stock may give rise to a Newco Material Adverse Effect and may be taken into account in determining whether a Newco Material Adverse Effect has occurred or exists); (iv) changes in GAAP (or any interpretations of GAAP) or Legal Requirements applicable to the Newco Business, to the extent that such conditions do not have a disproportionate impact on the Newco Business, taken as a whole, relative to other companies in the industry in which the Newco Business operates; (v) the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (iii), (iv), (vi), (vii) or (viii) of this sentence, any Effect giving rise to or contributing to any such failure may give rise to a Newco Material Adverse Effect and may be taken into account in determining whether a Newco Material Adverse Effect has occurred or exists); (vi) any stockholder or derivative litigation arising from or relating to this Agreement, the Distribution Agreement or the Contemplated Transactions; (vii) Effects resulting directly from the announcement or pendency of this Agreement or the Contemplated Transactions, including loss of employees, suppliers or customers; or (viii) any items disclosed in the Everest Disclosure Letter, or (b) would prevent or materially impair Everest from complying with its obligations hereunder or consummating the Contemplated Transactions.

“Newco Owned IP” shall mean all Newco IP included in the Newco Assets.

“Newco Owned Real Property” shall mean all material Owned Real Property that is intended to be conveyed to Newco by Everest or its Subsidiaries in the Internal Restructuring and Newco Contribution pursuant to the Distribution Agreement.

“Newco Real Property” shall mean the Newco Owned Real Property and the Newco Leased Real Property.

“Open Source Code” shall mean any software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

“Order” shall mean any order, writ, injunction, judgment or decree of a Governmental Body of competent jurisdiction.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, that is owned.

“Permitted Encumbrances” shall mean (i) any Encumbrance for current Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business with respect to amounts not yet due or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iii) zoning, building codes and other land use Legal Requirements regulating the use or occupancy of any Newco Real Property or Athena Real Property, as applicable, that are not violated by the current use or occupancy of such Newco Real Property or Athena Real Property, as applicable; (iv) easements, covenants, conditions, restrictions and other similar nonmonetary matters of record, or matters that would be disclosed by a true and correct survey, affecting title to any Newco Real Property or Athena Real Property, as applicable, that do not or would not materially impair the use or occupancy of such Newco Real Property or Athena Real Property, as applicable, in the operation of the business conducted thereon; (v) licenses in Intellectual Property Rights granted in the ordinary course of the Newco Business or by Athena, as applicable; and (vi) solely with respect to the Newco Companies, Encumbrances described in Section 2.8(a) of the Everest Disclosure Letter, and solely with respect to the Athena Companies, Encumbrances described in Section 3.8 of the Athena Disclosure Letter.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Data” shall mean, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Legal Requirements, or in applicable privacy policies or notices or other similar public-facing statements, all information, in any form, regarding or capable of being associated with or identifying an individual person, including a natural person’s name, street address, telephone number, e-mail address, social security number (or other government-issued identifier), driver’s license number, passport number, financial or bank account information, or customer or account number, or any other piece of information that allows the identification of a natural person.

“Privacy Laws” means any and all applicable laws, Legal Requirements, and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to data privacy and security, and Personal Data, including with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer (including cross-border) of Personal Data, including the Federal Trade Commission Act, Payment Card Industry Data Security Standard (PCI-DSS), Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, Telephone Consumer Protection Act (TCPA), General Data Protection Regulation, Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (GDPR), and any and all applicable laws or Legal Requirements governing breach notification in connection with Personal Data.

“Proxy Statement/Prospectus” shall mean the proxy statement/prospectus to be sent to Athena’s stockholders in connection with the Athena Stockholders’ Meeting.

“Registered IP” shall mean all Intellectual Property Rights that are registered, applied for, filed or issued with, by or under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works and registered trademarks, domain name registrations and all applications for any of the foregoing.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representatives” shall mean with respect to an Entity, the directors, officers, other employees, agents, attorneys, accountants, investment bankers, other advisors and representatives of such Entity.

“Ruling Request” shall mean any letter filed by Everest (or any of its Subsidiaries) with a Taxing Authority requesting a ruling regarding certain tax consequences of the Contemplated Transactions and any amendment or supplement to such ruling request letter.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Separation Plan” shall have the meaning set forth in the Distribution Agreement.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source or object code; (b) databases and compilations in any form, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, including Internet web sites, web content and links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, development tools, library functions, compilers, and data formats, all versions, updates, corrections, enhancements and modifications thereof, and (d) all related documentation, user manuals, training materials, developer notes, comments and annotations related to any of the foregoing.

“Spin-Off” shall mean the consummation of the Distribution through a dividend of shares of Newco Common Stock to Everest stockholders on a pro rata basis as contemplated by the Distribution Agreement.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) more than 50% of the outstanding equity, voting or financial interests in such Entity. Additionally, in the case of Everest, the Entities set forth on Section 2.5(a) of the Everest Disclosure Letter under the heading “Joint Ventures” shall be considered a “Subsidiary” under this Agreement solely for purposes of the representations and warranties Section 2.12 and Section 2.13; provided, that any such representations and warranties shall, with respect to the Entities set forth on Section 2.5(a) of the Everest Disclosure Letter under the heading “Joint Ventures”, be made only to the Actual Knowledge of Everest.

“Tax” shall mean (i) all taxes, charges, fees, duties, levies, imposts, rates or other assessments or governmental charges of any kind imposed by any U.S. federal, state, local or non-U.S. Taxing Authority, including, without limitation, income, gross receipts, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, custom duties, property, sales, use, license, capital stock, transfer, franchise, registration, payroll, withholding, social security, unemployment, disability, value added, alternative or add-on minimum or other taxes, whether disputed or not, and including any interest, penalties, charges or additions attributable thereto, (ii) liability for the payment of any amount of the type described in clause (i) above arising as a result of being (or having been) a member of any group or being (or having been) included or required to be included in any Tax Return related thereto, and (iii) liability for the payment of any amount of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

“Tax Matters Agreement” shall mean the Tax Matters Agreement by and among Everest, Newco and Athena, in the form attached to the Distribution Agreement as Exhibit A.

“Tax Return” shall mean any return, report, certificate, election, form or similar statement or document (including any related supporting information or schedule attached thereto and any information return, amended Tax return, claim for refund or declaration of estimated Tax) supplied to or filed with, or required to be supplied to or filed with, a Taxing Authority, or any bill for or notice related to ad valorem or other similar Taxes received from a Taxing Authority, in each case, in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Taxing Authority” shall mean any governmental authority or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

“Transaction Documents” shall mean this Agreement, the Distribution Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Employee Matters Agreement, the Intellectual Property Matters Agreement, the Cross-Supply Agreement and the other Ancillary Agreements (as defined in the Distribution Agreement).

“Transition Services Agreement” shall mean the Transition Services Agreement by and between Everest and Newco, in the form attached to the Distribution Agreement as Exhibit B.

“Treasury Regulations” shall mean the regulations promulgated under the Code.

Other Defined Terms. In addition, each of the following terms shall have the meaning given to such term in the applicable Section of this Agreement listed opposite such term:

Term	Section
Additional Antitrust Consents	Section 6.8
Antitrust Filings	Section 5.3(a)
Athena	Preamble
Athena Board Recommendation	Section 5.2(b)
Athena Certifications	Section 3.6(a)
Athena Change in Recommendation	Section 5.2(b)
Athena Company Returns	Section 3.15(a)
Athena Financing Source Related Parties	Section 9.4(a)
Athena IP Licenses	Section 3.11(a)(ix)
Athena Lease	Section 3.9(c)
Athena Leased Real Property	Section 3.9(c)
Athena Material Contract	Section 3.11(a)
Athena Material Registered IP	Section 3.10(a)
Athena Related Parties	Section 8.3(e)
Athena SEC Documents	Section 3.6(a)

Term	Section
Athena Stockholders’ Meeting	Section 5.2(a)
Athena Termination Fee	Section 8.3(b)(ii)
Closing	Section 1.3
Closing Date	Section 1.3
D&O Indemnitee	Section 5.15(a)
Divestiture Action	Section 5.3(d)
Effective Time	Section 1.3
End Date	Section 8.1(b)
Everest	Preamble
Everest Board Designees	Section 5.8(a)
Everest Expense Reimbursement	Section 8.3(a)
Exchange Agent	Section 1.6(b)
Exchange Fund	Section 1.6(b)
FCPA	Section 2.13(a)
Intended Tax Treatment	Section 5.5(f)
Intervening Event	Section 5.2(c)(ii)
KPMG Tax Opinion	Section 7.6(b)
Merger Sub	Preamble
Merger	Recitals
Newco	Preamble
Newco Business Financial Statements	Section 2.6(a)
Newco Company Returns	Section 2.15(a)
Newco Financing Agreements	Section 5.14(a)
Newco Financing Source Related Parties	Section 9.4(b)
Newco Lease	Section 2.9(c)
Newco Leased Real Property	Section 2.9(c)
Newco Material Contract	Section 2.11(a)
Newco Material Registered IP	Section 2.10(a)
Newco Registration Statements	Section 5.1(a)
Newco Plans	Section 2.16(b)
Opinion	Section 3.24
Notice Period	Section 5.2(c)(i)
Other Indemnitors	Section 5.15(c)
Other IP Licenses	Section 2.11(a)(ix)
PBGC	Section 2.16(e)
Pre-Closing Period	Section 4.1
Redactable Information	Section 5.5(d)
Registration Statements	Section 5.5(b)
Required Athena Stockholder Vote	Section 3.20
Schedule TO	Section 5.1(a)
Specified Ruling Request	Section 5.5(d)
Surviving Corporation	Section 1.1
Takeover Statute	Section 3.19
U.S. Sanctions and Export Control Laws	Section 2.13(b)